As filed with the Securities and Exchange Commission on July 13, 2007
Registration No. 333-141450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SUTOR TECHNOLOGY GROUP LIMITED
(Exact name of registrant as specified in its charter)

Nevada	3310	87-0578370
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

No 8, Huaye Road, Dongbang Industrial Park
Changshu, China, 215534
(86) 512-52686688
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James H. Groh Heritage Management Consultants, Inc. 19 Shelter Cove Lane, #101 Hilton Head Island, South Carolina 29928 (843) 277-0024	Louis A. Bevilacqua, Esq. Thomas M. Shoesmith, Esq. Joseph R. Tiano, Jr., Esq. Thelen Reid Brown Raysman & Steiner LLP 701 8th Street, N.W. Washington, D.C. 20001 (202) 508-4000
(Names, addresses and telephone numbers of agents for service)

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(3)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(4)
Common stock, $0.001 par value	5,467,552	$5.62	$30,727,642	$944

(1) In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2) Estimated pursuant to Rule 457(c) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on the closing price reported on the OTC Bulletin Board on March 20, 2007.

(3) Represents shares of the Registrant’s common stock being registered for resale that have been issued to the selling stockholders named in this registration statement.

(4) $944 registration fee was previously paid in connection with the filing of the initial registration statement on March 20, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. No person may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and no person named in this prospectus is soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to completion, dated July13, 2007

SUTOR TECHNOLOGY GROUP LIMITED

5,467,552 Shares of Common Stock

This prospectus relates to 5,467,552 shares of common stock of Sutor Technology Group Limited that may be sold from time to time by the selling stockholders named in this prospectus. Sutor Technology Group Limited will not receive any proceeds from the sales of any shares of common stock by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “SUOT.OB”. The closing price for our common stock on July 10, 2007 was $5.25 per share, as reported on the OTC Bulletin Board.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2007

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	6
RISKS RELATED TO OUR BUSINESS	6
RISKS RELATED TO DOING BUSINESS IN CHINA	10
RISKS RELATED TO THE MARKET FOR OUR STOCK	12
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	13
USE OF PROCEEDS	13
DIVIDEND POLICY	13
MARKET FOR OUR COMMON STOCK	13
DILUTION	14
SELECTED CONSOLIDATED FINANCIAL DATA	14
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	17
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	36
OUR BUSINESS	37
MANAGEMENT	49
EXECUTIVE COMPENSATION	50
TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS; CORPORATE GOVERNANCE	53
CHANGE IN ACCOUNTANTS	55
SELLING STOCKHOLDERS	55
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	61
DESCRIPTION OF CAPITAL STOCK	62
SHARES ELIGIBLE FOR FUTURE SALE	63
PLAN OF DISTRIBUTION	64
LEGAL MATTERS	65
EXPERTS	65
WHERE YOU CAN FIND MORE INFORMATION	65

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PROSPECTUS SUMMARY

The following summary highlights some of the information contained in this prospectus, and it may not contain all of the information that is important to you in making an investment decision. You should read the following summary together with the more detailed information regarding our company and the common stock being sold by the selling stockholders in this offering, including “Risk Factors” and our consolidated financial statements and related notes, included elsewhere in, or incorporated by reference into, this prospectus.

Except as otherwise indicated by the context, references in this prospectus to “Sutor Group,” the “Company,” “we,” “us” or “our” are references to the combined business of Sutor Technology Group Limited and its direct and indirect subsidiaries. The terms “Sutor Group,” “the Company,” we,” “us” or “our” do not include the selling stockholders. Unless the context otherwise requires, the term “Sutor” means Sutor Steel Technology Co., Ltd. and/or its operating subsidiaries, as the case may be. The term “Changshu Huaye” means Changshu Huaye Steel Strip Co., Ltd. and the term “Jiangsu Cold-Rolled” means Jiangsu Cold-Rolled Technology Co., Ltd. The term “Shanghai Huaye” means Shanghai Huaye Iron & Steel Group Co., Ltd. and its subsidiaries. The term “Securities Act” means the Securities Act of 1933, as amended, and the term “Exchange Act” means the Securities Exchange Act of 1934, as amended, the term “RMB” means Renminbi, the legal currency of China and the terms “U.S. dollar,” “$” and “US$” mean the legal currency of the United States. References to “China” and “PRC” are references to “People’s Republic of China.” References to “BVI” are references to “British Virgin Islands.”

Except as otherwise indicated by the context, all share numbers of our common stock contained in this prospectus are adjusted to reflect the 1 for 10 reverse split of our common stock that occurred on March 6, 2007.

The Company

Overview of Our Business

We are a holding company whose primary business operations are conducted through our direct, wholly owned subsidiary, Sutor and its operating subsidiaries -- Changshu Huaye and Jiangsu Cold-Rolled.

On February 1, 2007, we completed a reverse acquisition transaction with Sutor, through a share exchange with Sutor’s former stockholders. In the reverse acquisition, Sutor became our wholly-owned direct subsidiary. Shortly thereafter, we changed our name from “Bronze Marketing, Inc.” to “Sutor Technology Group Limited” and succeeded to the business operations and strategy of Sutor. Prior to our acquisition of Sutor, our business strategy and ownership changed several times over the years and our operations were very limited.

Through our wholly-owned subsidiaries, Changshu Huaye and Jiangsu Cold-Rolled, we manufacture and sell steel finishing fabrication products which are used in the construction industry and widely applied in manufacturing of electrical household appliance parts and outer casings.

Our finished products can be categorized into one of four product lines which consist of hot-dip galvanized steel or “HDG Steel,” prepainted galvanized steel or “PPGI,” cold-rolled steel and acid pickled steel or “AP Steel.” Changshu Huaye’s annual designed manufacturing capacity for HDG of cold-rolled steel is 200,000 metric tons and its designed annual manufacturing capacity for PPGI is 120,000 metric tons. Jiangsu Cold-Rolled’s annual designed manufacturing capacity for AP Steel is 400,000 metric tons and its designed annual manufacturing capacity for cold-rolled steel is 250,000 metric tons.

Our products often serve as a critical component and core raw material in medical instruments, automobiles, ships, infrastructure and large industrial equipment. We target our products to the high-end Chinese domestic market and the global market. Our largest market is China, specifically the eastern provinces of China, which have historically accounted for approximately 70% of our sales. Since 2004, we have been exporting our products to Europe, the United States, Africa and Southeastern Asia. Our foreign sales accounted for about 4.1% and 10.7% of our total revenue in fiscal year 2006 and for the nine months ended March 31, 2007, respectively.

In this prospectus, we refer to information and statistics regarding the steel industry that we have obtained from a variety of sources, including:

•	Datamonitor, a provider of online database and analysis services for key industry sectors;

•	MEPS (International) Ltd., an independent supplier of steel market information;

•	www.china.org.cn, a Chinese government sponsored information and news website;

•	Citics China Securities Research, the research center of a leading Chinese securities company; and

•	China CCM, a source of Chinese industrial research and information.

This information is publicly available for free and has not been specifically prepared for us for use in this prospectus or otherwise.

Our Background and History

We were incorporated on May 1, 1997 in the State of Nevada under the name “Bronze Marketing, Inc.” From inception until December 31, 2002, we engaged in the business of providing inventory financing to facilitate the marketing and sale of bronze sculptures and other artwork. The business was not successful and active business operations were discontinued from December 31, 2002 until February 1, 2007 when we completed our reverse acquisition of Sutor and consummated a contemporaneous equity financing transaction.

As a result of the reverse acquisition transaction, our active business operations were revived. The acquisition was accounted for as a recapitalization effected by a share exchange, wherein Sutor is considered the acquirer for accounting and financial reporting purposes. The assets and liabilities of the acquired entity have been brought forward at their book value and no goodwill has been recognized.

On November 3, 2006, we entered into a preferred stock purchase agreement with Halter Financial Investments, L.P. or “HFI,” a Texas limited partnership, pursuant to which we sold to HFI 135,000 unregistered shares of our Series A Voting Convertible Preferred Stock or “Series A Preferred Stock” for $425,000. Holders of our shares of Series A Preferred Stock could vote with the holders of our common stock on most matters with 98 votes per share whereas each share of common stock was entitled to one vote per share. A 1-for-10 reverse stock split occurred on March 6, 2007 and the number of votes per share of Series A Preferred Stock reduced from 98 votes per share to 9.8 votes per share. As a result of this voting structure, HFI acquired 90% voting control of our Company with its purchase of 135,000 shares of our Series A Preferred Stock. HFI’s chairman Timothy P. Halter was appointed as our CEO, president and director. Each share of the Series A Preferred Stock was convertible into 9.8 shares of our common stock and all shares of Series A Preferred Stock were converted into our common stock on March 9, 2007.

On March 6, 2007, we amended our articles of incorporation to (i) change our name to Sutor Technology Group Limited, (ii) increase the number of our authorized shares of common stock from 100 million to 500 million and (iii) effect a 1-for-10 reverse split of our issued and outstanding common stock. This charter amendment is referred to as the “Amendment to the Articles.”

Background and History of Sutor Steel Technology Co., Ltd. and its Operating Subsidiaries and Affiliates

Sutor Steel Technology Co., Ltd. was incorporated in the BVI in August 2006 and has two wholly owned subsidiaries through which all operations are conducted: Changshu Huaye and Jiangsu Cold-Rolled, which were acquired from Shanghai Huaye and Huaye (Hong Kong) International Group Limited, or “Hong Kong Huaye,” with a purchase price of RMB 100,493,900 (approximately $12.7 million) and RMB 120,445,700 (approximately $15.3 million), respectively. The purchase prices were determined based on the appraisal report issued by Beijing Yongto Auditing Firm, Jiangsu Branch. The ultimate beneficial owners of Sutor, Shanghai Huaye and Hong Kong Huaye are identical, consisting of Ms. Lifang Chen, our Chairman and 85.2% stockholder, and her husband, Mr. Feng Gao, who jointly hold a 100% interest in each company. The management believes that the purchase prices paid for Changshu Huaye and Jiangsu Cold-Rolled were comparable to the purchase prices that would have been achieved in an arms-length negotiation and thus comparable to terms with unaffiliated third parties.

Changshu Huaye was incorporated in China as a foreign investment enterprise on January 17, 2003 with registered capital of $10 million. There has been no change of the registered capital of Changshu Huaye since its incorporation. Jiangsu Cold-Rolled was incorporated in China on August 28, 2003 as a foreign investment enterprise with registered capital of $36 million. There has been no change of the registered capital of Jiangsu Cold-Rolled since its incorporation. Almost all of our active business operations are conducted out of Changshu Huaye and Jiangsu Cold-Rolled. Changshu Huaye and Jiangsu Cold-Rolled were previously owned by Shanghai Huaye, as a 75% equity owner, and Hong Kong Huaye, as a 25% equity owner. Our Chairman, Ms. Lifang Chen owns 40% of Hong Kong Huaye and Ms. Chen’s husband, Mr. Feng Gao owns 60% of Hong Kong Huaye. Sutor paid off the approximately $21 million purchase price to Shanghai Huaye for the 75% equity interest in Changshu Huaye and Jiangsu Cold-Rolled, respectively. Ms. Chen and her husband beneficially own 100% of Sutor and 100% of Hong Kong Huaye. As such, they are the ultimate payor, and the only recipients, of any funds transferred by Sutor to Hong Kong Huaye for the purchase by Sutor of 25% equity interests in Changshu Huaye and Jiangsu Cold-Rolled. As both the ultimate payors and only recipients of the $7 million cash consideration, Ms. Chen and her husband elected not to physically transfer any funds from themselves to themselves. Sutor completed its acquisition of Changshu Huaye and Jiangsu Cold-Rolled in November 2006.

Changshu Huaye also owns 90% of Changshu Dongbang Sewage Treatment Co., Ltd. or “Dongbang Sewage,” which was incorporated in China in 2005 with registered capital of approximately $625,000. Dongbang Sewage provides sewage treatment services to Changshu Huaye and Jiangsu Cold-Rolled as well as to the households in Dongbang Town. Dongbang Asset Management Company or “Dongbang Asset,” a company owned by Dongbang Town, owns the other 10% interest in Dongbang Sewage. Under an agreement between Dongbang Town and Dongbang Sewage, dated November 16, 2005, net losses up to RMB 800,000 (approximately $102,000) incurred by Dongbang Sewage during the period from November 2005 to 2006 would be borne by Dongbang Town, and any net losses exceed RMB 800,000 would be borne by Dongbang Town and Dongbang Sewage equally. After November 2006, any losses incurred by Dongbang Sewage shall be borne by Dongbang Sewage.

Our affiliate, Shanghai Huaye, is a steel rough processing and trading company in China in which Lifang Chen, our Chairman and an 85.2% beneficial owner of our stock, holds a 100% beneficial ownership interest. Shanghai Huaye is a primary distributor of our products and provider of our raw materials. See “Our Customer” and “Our Suppliers of Raw Materials” below for more details.

Acquisition of Sutor Steel Technology Co., Ltd. and Our Related Equity Financing Transaction

In the reverse acquisition of Sutor Steel Technology Co., Ltd., we issued to the former stockholders of Sutor Steel Technology Co., Ltd. 323,380.5 shares of our Series B Voting Convertible Preferred Stock or “Series B Preferred Stock,” which were subsequently converted into 32,338,050 shares of our common stock on March 9, 2007 following the Amendment to the Articles, in exchange for all of the issued and outstanding capital stock of Sutor Steel Technology Co., Ltd., which thereby became our wholly owned subsidiary and the former stockholders of Sutor Steel Technology Co., Ltd. became our controlling stockholders.

At the closing of the reverse acquisition, our directors and officers, Thomas G. Kimble and Timothy P. Halter, resigned from all offices that they held with us effective immediately and also submitted letters of resignation from their positions as our directors. Thomas Kimble’s resignation as our director was immediately effective and Timothy P. Halter’s resignation became effective on February 15, 2007. Lifang Chen was appointed as our Chairman of the Board of Directors and the executive officers of Sutor were appointed to similar offices with our Company.

Contemporaneous with the reverse acquisition, we also completed a private placement pursuant to which we issued and sold to certain investors 39,473.56 shares of our Series B Preferred Stock at $304 per share, which were subsequently converted into 3,947,356 shares of our common stock on March 9, 2007, for $12 million in gross proceeds pursuant to a securities purchase agreement dated February 1, 2007.

Our Addresses

The address of our principal executive office in China is No 8, Huaye Road, Dongbang Industrial Park, Changshu, China, 215534 and our telephone number is (86) 512-52686688. Our address for correspondence in the United States is c/o Heritage Management Consultants, Inc., 19 Shelter Cove Lane, #101 Hilton Head Island, South Carolina 29928 and its telephone number is (843) 342-7809. We maintain a website at www.cshuaye.com that contains information about our subsidiaries Changshu Huaye and Jiangsu Cold-Rolled, but no information contained on our website is part of this registration statement.

The Offering

Common stock offered by selling stockholders	5,467,552 shares. This number represents 14.4% of our current outstanding stock (1)

Common stock outstanding before the offering	37,955,602 shares.

Common stock outstanding after the offering	37,955,602 shares.

Proceeds to us	We will not receive any of the proceeds from the resale of shares by the selling stockholders.

(1) Based on 37,955,602 shares of common stock outstanding as of July 10, 2007.

Summary Consolidated Financial Information

The following tables set forth a summary of the financial data for Sutor, which became our wholly owned subsidiary on February 1, 2007 and is the holding company for our commercial operations. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

(All amounts, other than per share data, in thousands of U.S. dollars)

	For the Nine Months Ended		For the Years Ended
	March 31, 2007	March 31, 2006	June 30, 2006	June 30, 2005	June 30, 2004
	(Unaudited)	(Unaudited)
Revenue	$211,292	$125,567	$190,594	$165,383	$10,547

Cost of Revenue	192,392	115,385	174,656	146,852	10,041

Gross Profit	18,900	10,182	15,938	18,531	506

Total Operating Expenses	5,350	1,987	3,149	1,987	630

Income (Loss) from Operations	13,550	8,195	12,789	16,544	(124)

Total Other Income (Expense)	(487)	(565)	(426)	(863)	(351)

Income Before Taxes and Minority Interest	13,063	7,630	12,363	15,681	(475)
Provision for income taxes	(1,702)	(157)	(859)	-	-
Minority interest in (income) loss of consolidated subsidiary	21	5	24	2	-

Net Income (Loss)	11,382	7,478	11,528	15,683	(475)
Foreign currency translation
Adjustment	1,570	1,192	1,440	4	(16)
Comprehensive Income (Loss)	12,952	8,670	12,968	15,687	(491)
Basic and Diluted Earnings (Loss) Per Share	$0.34	$0.26	$0.39	$0.86	$(0.03)

BALANCE SHEET DATA (in thousands)	As of March 31, 2007 (Unaudited)	As of June 30, 2006	As of June 30, 2005

Current Assets	$85,405	$63,021	$50,593

Total Assets	133,255	104,964	74,586

Current Liabilities	54,944	52,208	34,361
Long Term Debt	0	0	2,414
Total Liabilities	54,944	52,208	36,775
Minority Interest	15	35	58
Stockholders’ Equity	78,296	52,721	37,753

RISK FACTORS

The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results will suffer, the trading price of our common stock could decline, and you may lose all or part of your investment. You should also refer to the other information about us contained in this prospectus, including our financial statements and related notes.

RISKS RELATED TO OUR BUSINESS

Our revenues are highly concentrated in a single customer and our business will be harmed if our customer reduces its orders from us.

Approximately 55% of our revenue was derived from Shanghai Huaye in the nine months ended March 31, 2007, which acts as a distributor of our products as well as one of our suppliers. If we cease to do business with Shanghai Huaye at current levels and are unable to generate additional sales with new and existing customers that purchase a similar amount of our products, our revenue and net income would decline considerably.

Our industry is highly fragmented and competitive, and increased competition could reduce our operating income.

The steel manufacturing and processing business is highly fragmented and competitive. We compete with a number of other steel manufacturers and processors in China, on a region-by-region basis, and with foreign steel manufacturers on a world wide basis. Our goal is to market our products to customers who demand the highest quality products and precision in the end product. Accordingly, we compete primarily on the precision and range of achievable tolerances, the quality of our products and the raw materials used in our products. We compete with companies of various sizes, some of which have more established brand names and relationships in certain markets we serve than we do. Increased competition could force us to lower our prices or offer services at a higher cost to us, which could reduce our margins and operating income.

A downturn or negative changes in the highly volatile steel industry will harm our business and profitability.

The steel industry as a whole is cyclical and pricing can be volatile as a result of general economic conditions, labor costs, competition, import duties, tariffs and currency exchange rates. These macroeconomic factors have historically resulted in wide fluctuations in the steel industry both in China and globally. In our case, future economic downturns, stagnant economies or currency fluctuations in China or globally could decrease the demand for products or increase the amount of imports of steel into China, which could negatively impact our sales, margins and profitability.

Any decrease in the availability, or increase in the cost, of raw materials could materially affect our earnings.

Our operations depend heavily on the availability of various raw materials and energy resources, including steel coil, zinc, oil paint, electricity and natural gas. Steel coil has historically made up approximately 90% of our total cost of sales. The availability of raw materials and energy resources may decrease and their prices may fluctuate greatly. We purchase a large portion of our raw materials from our affiliate Shanghai Huaye and we have long-term relationships with several other suppliers. However, if Shanghai Huaye or any other important suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. This could result in a decrease in profit and damage to our reputation in our industry. In the event our raw material and energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and therefore lower our earnings. Additionally, certain of our supply contracts are for fixed prices. Although we currently benefit from favorable pricing in some of these supply contracts, if market prices for these raw materials decline, we may not be able to take advantage of decreasing market prices, and our profit margins may suffer.

We may be unable to fund the substantial ongoing capital and maintenance expenditures that our operations require.

Our operations are capital intensive and our business strategy will require additional substantial capital investment. We require capital for building new production lines, acquiring new equipment, maintaining the condition of our existing equipment and complying with environmental laws and regulations. We anticipate that our capital expenditures for the two-year period ending June 30, 2008 will aggregate approximately $48 million. We plan to fund our capital expenditures from operating cash flow and our credit facilities and may require additional debt or equity financing. We cannot assure you, however, that financing will be available or, if financing is available, it may result in increased interest and amortization expense, increased leverage dilution and decreased income available to fund further expansion. In addition, future debt financings may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we are unable to fund our capital requirements, we may be unable to implement our business plan, and our financial performance may suffer.

Unexpected equipment failures may damage our business due to production curtailments or shutdowns.

Our manufacturing processes are extremely specialized and depend on critical pieces of equipment, such as air knife machines, welding tools and apparatus, color-coating machines, roll mills, ABB roll and tension knives. This machinery is highly specialized and cannot be repaired or replaced without significant expense and time delay. On occasion, our equipment may be out of service as a result of unanticipated failures which may result in material plant shutdowns or periods of reduced production. Interruptions in production capabilities will inevitably increase production costs and reduce our sales and earnings. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or adverse weather conditions. Furthermore, any interruption in production capability may require us to make large capital expenditures to remedy the situation, which could have a negative effect on our profitability and cash flows. Although we have business interruption insurance, we cannot provide any assurance that the insurance will cover all losses that we experience as a result of the equipment failures. In addition, longer-term business disruption could result in a loss of customers. If this were to occur, our future sales levels, and therefore our profitability, could be adversely affected.

Our revenue will decrease if there is less demand for construction materials or electrical household appliances.

Our products mainly serve as key components in construction materials and are electrical household appliances. Therefore, we are subject to the general changes in economic conditions affecting the construction and household appliance segments of the economy. Demand for our products is typically affected by a number of economic factors, including, but not limited to, consumer interest rates, consumer confidence, retail trends, sales of existing homes, and the level of mortgage financing. If there is a decline in economic activity in China and the other markets in which we operate or a decrease of sales of construction materials and electrical householder appliances, demand for our products and our revenue will likewise decrease.

A decrease of any export subsidy from the Chinese government will adversely affect our profitability.

Our international sales have grown since we started exporting our products in 2004. Our products are now sold in Europe, the United States, South America, South Asia and Southeast Asia. Our foreign sales accounted for about 4.1% and 10.7% of our total revenue in fiscal year 2006 and for the nine months ended March 31, 2007, respectively. Currently, we receive export subsidies from the PRC government at a rate of 8%. It is possible that the Chinese government may lower or eliminate the subsidy in the future following the PRC’s entry into the WTO. Any reduction or elimination of export subsidies for our products may harm our revenue and profitability.

Environmental regulations impose substantial costs and limitations on our operations.

We are subject to various national and local environmental laws and regulations in China concerning issues such as air emissions, wastewater discharges, and solid waste management and disposal. These laws and regulations can restrict or limit our operations and expose us to liability and penalties for non-compliance. While we believe that our facilities are in material compliance with all applicable environmental laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs. While we believe that we can comply with existing environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated.

If our customers and/or the ultimate consumers of products that use our products successfully assert product liability claims against us due to defects in our products, our operating results may suffer and our reputation may be harmed.

Our products are widely applied in the manufacturing of many products, including electrical household appliances, medical instruments and large industrial equipment. Significant property damage, personal injuries and even death can result from malfunctioning products. If our products are not properly manufactured or installed and/or if people are injured as a result of our products, we could be subject to claims for damages based on theories of product liability and other legal theories in some jurisdictions in which our products are sold. The costs and resources to defend such claims could be substantial and, if such claims are successful, we could be responsible for paying some or all of the damages. We do not have product liability insurance. The publicity surrounding these sorts of claims is also likely to damage our reputation, regardless of whether such claims are successful. Any of these consequences resulting from defects in our products would hurt our operating results and stockholder value.

We might fail to adequately protect our intellectual property and third parties may claim that our products infringe upon their intellectual property.

As part of our business strategy, we intend to accelerate our investment in new technologies in an effort to strengthen and differentiate our product portfolio and make our manufacturing processes more efficient. As a result, we believe that the protection of our intellectual property will become increasingly important to our business. Currently, Sutor has one patent application pending. We expect to rely on a combination of patents, trade secrets, trademarks and copyrights to provide protection in this regard, but this protection might be inadequate. For example, our pending or future patent applications might not be approved or, if allowed, they might not be of sufficient strength or scope. Conversely, third parties might assert that our technologies infringe their proprietary rights. In either case, litigation could result in substantial costs and diversion of our resources, and whether or not we are ultimately successful, the litigation could hurt our business and financial condition.

Expansion of our business may strain our management and operational infrastructure and impede our ability to meet any increased demand for our steel finishing fabrication products.

Our business plan is to grow our operations by meeting the anticipated growth in demand for existing products and by introducing new product offerings. Our subsidiary, Jiangsu Cold-Rolled, has recently completed construction of several new production lines and has been put into operation, but lacks a proven operational history. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. Our business growth also presents numerous risks and challenges, including:

•	our ability to successfully and rapidly expand sales to potential customers in response to potentially increasing demand;

•	the costs associated with such growth, which are difficult to quantify, but could be significant; and

•	rapid technological change.

To accommodate this growth and compete effectively, we may need to obtain additional funding to improve information systems, procedures and controls and expand, train, motivate and manage existing and additional employees. Funding may not be available in a sufficient amount or on favorable terms, if at all. If we are not able to manage these activities and implement these strategies successfully to expand to meet any increased demand, our operating results could suffer.

Our current Chief Executive Officer and Chief Technology Officer have limited experience in their positions and may not perform at the level which we demand and expect.

Our current Chief Executive Officer, Liuhua Guo, and our current Chief Technology Officer, Xun Zhang, have recently been appointed to such positions as a result of the resignation of our former Chief Executive Officer Guoxiang Ni in June 2007. Mr. Guo was promoted from his position as our Chief Technology Officer to serve as our Chief Executive Officer. After the promotion of Mr. Guo, Mr. Zhang was appointed as our Chief Technology Officer, filling the vacancy left by Mr. Guo’s promotion. While we believe Mr. Guo and Mr. Zhang will provide excellent management and leadership for our company, neither Mr. Guo nor Mr. Zhang has served in these positions in the past for a company comparable to ours, so their experience is limited and they may not perform to the standards we expect and demand.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Liuhu Guo, our Chief Executive Officer, Yongfei Jiang, our Chief Financial Officer and Xun Zhang, our Chief Technology Officer. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing and sales and support personnel for our operations. If we lose a key employee, if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could significantly deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing the manufacturing, technical, marketing and sales aspects of our business, any part of which could be harmed by turnover in the future.

We do not have any independent directors and may be unable to appoint any qualified independent directors.

We currently do not have any independent directors. We plan to appoint a number of independent directors which will constitute a majority of our board of directors before our common stock is listed on a national securities exchange or NASDAQ, but we may not be able to identify independent directors qualified to be on our board.

Ms. Lifang Chen’s association with Shanghai Huaye could pose a conflict of interest.

Ms. Lifang Chen, our chairman of the board of directors and beneficial owner of 85.2% of our common stock, also beneficially owns 100% of Shanghai Huaye, which is a major distributor of our products and provider of our raw materials. As a result, conflicts of interest may arise from time to time. We will attempt to resolve any such conflicts of interest in our favor. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling our affairs.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or “SOX 404”, the Securities and Exchange Commission or “SEC” adopted rules requiring public companies to include a report of management on the Company’s internal controls over financial reporting in their annual reports, including Form 10-K. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as well as the operating effectiveness of the Company’s internal controls. We were not subject to these requirements for the fiscal year ended June 30, 2007. Accordingly, we have not evaluated our internal control systems in order to allow our management to report on, and our independent auditors to attest to, our internal controls as required by these requirements of SOX 404. Under current law, we may be subject to these requirements beginning with our annual report for the fiscal year ending June 30, 2008. We can provide no assurance that we will comply with all of the requirements imposed thereby. There can be no assurance that we will receive a positive attestation from our independent auditors. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

Our holding company structure may limit the payment of dividends to our stockholders.

We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below. If future dividends are paid in RMB, fluctuations in the exchange rate for the conversion of RMB into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after tax profits according to Chinese accounting standards and regulations to fund certain reserve funds. Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations to first fund certain reserve funds as required by Chinese accounting standards, we will be unable to pay any dividends.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China’s political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have this effect are:

•	Level of government involvement in the economy;

•	Control of foreign exchange;

•	Methods of allocating resources;

•	Balance of payments position;

•	International trade restrictions; and

•	International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or “OECD,” in many ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy, and weak corporate governance traditions and a lack of flexible currency exchange policy continue to persist. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Our business is largely subject to the uncertain legal environment in China and your legal protection could be limited.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. In addition, all of our executive officers and our directors are residents of China and not of the U.S., and substantially all the assets of these persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against our Chinese operations and subsidiaries.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

Only recently has China permitted provincial and local economic autonomy and private economic activities. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business profitably in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenue will be settled in RMB and U.S. Dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents at those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations implemented on September 8, 2006.

On September 8, 2006, the PRC Ministry of Commerce, or “MOFCOM,” together with several other government agencies, promulgated a comprehensive set of regulations governing the approval process by which a Chinese company may participate in an acquisition of its assets or its equity interests and by which a Chinese company may obtain public trading of its securities on a securities exchange outside of the PRC. Depending on the structure of the transaction, these regulations will require the Chinese parties to make a series of applications and supplemental applications to the governmental agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Governmental approvals will have expiration dates by which a transaction must be completed and reported to the governmental agencies. Compliance with the regulations is likely to be more time consuming and expensive than in the past and the government now can exert more control over the combination of two businesses. Accordingly, due to these new regulations, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive and we may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

The new regulations allow PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and the other government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the Chinese business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulations also limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulations may impede our ability to negotiate and complete a business combination transaction on financial terms which satisfy our investors and protect our stockholders’ economic interests and we may not be able to negotiate a business combination transaction on terms favorable to our stockholders.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and RMB.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and RMB, and between those currencies and other currencies in which our sales may be denominated. Currently, RMB is stronger than U.S. Dollars. For example, to the extent that we need to convert U.S. dollars into RMB for our operational needs and should RMB appreciate against the U.S. dollar at that time, our financial position, the business of the Company, and the price of our common stock may be harmed. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against RMB, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Our strategy to procure steel supply is to diversify our suppliers both in the PRC and overseas. Currently, some of our raw materials and major equipment are imported. In the event that the U.S. dollars appreciate against RMB, our costs will increase. If we cannot pass the resulting cost increase on to our customers, our profitability and operating results will suffer. In addition, since our sales to international customers grew rapidly, we are subject to the risk of foreign currency depreciation.

RISKS RELATED TO THE MARKET FOR OUR STOCK

Certain of our stockholders hold a significant percentage of our outstanding voting securities.

Ms. Lifang Chen, our Chairman, is the beneficial owner of approximately 85.2% of our outstanding voting securities. As a result, she possesses significant influence and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. Her ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

Our common stock is quoted on the OTC Bulletin Board which may have an unfavorable impact on our stock price and liquidity.

Our common stock is quoted on the OTC Bulletin Board. The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or NASDAQ system. The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

We may be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. If our common stock becomes a “penny stock”, we may become subject to Rule 15g-9 under the Exchange Act, or the “Penny Stock Rule”. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change- in-control.

Our articles of incorporation authorize the board of directors to issue up to 1,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights and redemption rights provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors listed above in the section captioned “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

USE OF PROCEEDS

We will not receive any portion of the proceeds from the sale of common stock by the selling stockholders.

DIVIDEND POLICY

Pursuant to a preferred stock purchase agreement with HFI, dated November 3, 2006, we paid a special cash dividend in the aggregate amount of $417,500, or $0.278333 per share, to holders of common stock outstanding on November 14, 2006. No dividend has been declared or paid to any holder of the Series A Preferred Stock.

Other than the cash dividend described above, we have never declared or paid any cash dividends. Any future decisions regarding dividends will be made by our board of directors. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

MARKET FOR OUR COMMON STOCK

Our common stock is quoted on the Electronic Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “SUOT.OB,” but has not been traded in the Over-The-Counter market except on a limited and sporadic basis. The CUSIP number is 869362 10 3.

The following table sets forth, for the periods indicated, the high and low closing prices of our common stock. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Closing Prices (1)
	High	Low
Fiscal Year Ended June 30, 2008
1st Fiscal Quarter (through July 10, 2007)	$5.25	$5.25

Fiscal Year Ended June 30, 2007
1st Fiscal Quarter (7/1/06-9/30/06)	0.60	$0.60
2nd Fiscal Quarter (10/1/06-12/31/06)	2.75	1.15
3rd Fiscal Quarter (1/1/07-3/31/07)	8.05	0.60
4th Fiscal Quarter (4/1/07 -6/30/07)	8.07	3.53

Fiscal Year Ended June 30, 2006
1st Fiscal Quarter (7/1/05-9/30/05)	1.15	1.15
2nd Fiscal Quarter (10/1/05-12/31/05)	1.15	1.15
3rd Fiscal Quarter (1/1/06-3/31/06)	1.15	1.15
4th Fiscal Quarter (4/1/06-6/30/06)	1.15	0.60

(1)	The above tables set forth the range of high and low closing prices per share of our common stock as reported by www.quotemedia.com for the periods indicated.

Approximate Number of Holders of Our Common Stock

On July 10, 2007, there were approximately 52 stockholders of record of our common stock.

DILUTION

Our net tangible book value as of March 31, 2007 was $1.99 per share of common stock. Net tangible book value is determined by dividing our tangible book value (total assets less intangible assets including know-how, trademarks and patents and less total liabilities) by the number of outstanding shares of our capital stock. Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to us, our net tangible book value will be unaffected by this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data relates to Sutor Steel Technology Co., Ltd., which became our wholly owned subsidiary on February 1, 2007 and is the holding company for all of our commercial operations. It should be read in conjunction with our consolidated financial statements and the related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The statement of operations data for the years ended June 30, 2004, 2005 and 2006, and the balance sheet data as of June 30, 2005 and 2006, are derived from, and are qualified by reference to, our audited consolidated financial statements that have been audited by Hansen, Barnett & Maxwell, Certified Public Accountants, independent auditors, and that are included elsewhere in this prospectus. The balance sheet data as of June 30, 2004 is derived from, and is qualified by reference to, our audited consolidated financial statements that have been audited by Hansen, Barnett & Maxwell, Certified Public Accountants, our independent auditor, and that are not included in this prospectus. The statement of operations data for the period from the inception of our subsidiary Changshu Huaye to June 30, 2003 and the balance sheet data as of June 30, 2003 are derived from our unaudited consolidated financial statements that are not included in this prospectus. The statement of operations data for the nine-month period ended March 31, 2006 and 2007 and the balance sheet data as of March 31, 2006 and 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended March 31, 2007 are not necessarily indicative of the results that we will experience for the entire year. Historical results are not necessarily indicative of the results to be expected in the future.

(All amounts, other than per share data, in thousands of U.S. dollars)

	For the Nine Months ended March 31,		For the years ended June 30,
	2007 (Unaudited)	2006 (Unaudited)	2006	2005	2004	2003 (Unaudited)
Statement of Operations Data:
Revenue:
Revenue	$94,744	$26,103	$45,942	$6,880	$0	-
Revenue from related parties	116,548	99,464	144,652	158,503	10,547	-
	211,292	125,567	190,594	165,383	10,547	-

Cost of Revenue:
Cost of revenue	71,801	38,737	57,220	2,351	-	-
Purchases from related parties	120,591	76,648	117,436	144,501	10,041	-
	192,392	115,385	174,656	146,852	10,041	-

Gross Profit	18,900	10,182	15,938	18,531	506	-

Operating Expenses:
Selling	1,656	736	1,894	788	1	-
General and administrative	3,694	1,251	1,255	1,199	629	39
Total Operating Expenses	5,350	1,987	3,149	1,987	630	39

Income (Loss) from Operations	13,550	8,195	12,789	16,544	(124)	(39)

Other Income and (Expense)
Interest income	548	365	467	134	20	5
Other income	182	486	186	83	16	-
Interest expense	(915)	(723)	(924)	(993)	(375)	-
Other expense	(302)	(693)	(155)	(87)	(12)	-
Total Other Income (Expense)	(487)	(565)	(426)	(863)	(351)	5

Income (Loss) Before Taxes and Minority Interest	13,063	7,630	12,363	15,681	(475)	(34)
Provision for income taxes	(1,702)	(157)	(859)	-	-	-
Minority interest in loss of consolidated subsidiary	21	5	24	2	-	-

Net Income (Loss)	11,382	7,478	11,528	15,683	(475)	(34)
Foreign currency translation adjustment	1,570	1,193	1,440	4	(16)	4
Comprehensive Income (Loss)	12,952	8,671	12,968	15,687	(491)	(30)

Basic and Diluted Earnings (Loss) Per Share	$0.34	$0.26	$0.39	$0.86	$(0.03)	$0.00

Cash Flows Data:
Net cash flows provided by (used in) operating activities	(16,367)	27,224	30,494	10,291	(2,080)	-

Net cash flows provided by (used in) investing activities	10,127	(21,274)	(28,439)	(23,238)	(24,277)	-

Net cash flows provided by (used in) financing activities	10,878	(5,169)	2,986	10,855	28,445	-

	As of March 31,	As of June 30,
	2007 (Unaudited)	2006	2005	2004	2003 (Unaudited)
Current Assets	$85,405	$63,020	50,592	29,706	14,962
Total Assets	133,255	104,964	74,586	52,540	15,057
Current Liabilities	54,944	52.207	34,361	28,860	6,637
Total Liabilities	54,944	52,207	36,775	38,844	6,637
Minority Interest	15	36	58	0	0
Stockholders’ Equity	78,296	52,721	37,753	13,697	8,420

Selected Quarterly Financial Information

The following table sets forth certain unaudited financial information for each of the eleven quarters ended March 31, 2007. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the results of operations for these periods. You should read this information together with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005
Revenues	$34,610,087	$61,505,656	$28,737,025	$40,529,761	$46,068,330
Operating Income	5,045,122	7,701,745	3,172,814	624,372	4,095,601
Net Income	4,503,131	7,013,832	2,843,413	1,322,977	3,910,765
Diluted Earnings Per Common Share	0.26	0.39	0.15	0.06	0.14

	Three Months Ended
	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
Revenues	$45,148,232	$34,338,456	$65,039,321	$61,397,183	$78,610,889	$71,283,941
Operating Income	2,988,173	1,672,998	4,031,917	3,437,274	5,134,447	5,443,351
Net Income	2,301,333	1,324,850	3,991,252	3,032,156	4,464,447	4,350,692
Diluted Earnings Per Common Share	0.08	0.04	0.13	0.09	0.14	0.12

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

Sutor Technology Group Limited, formerly known as Bronze Marketing, Inc., is a holding company whose primary business operations are conducted through its direct wholly owned subsidiary, Sutor and Sutor’s Chinese subsidiaries, Changshu Huaye and Jiangsu Cold-Rolled, each of which manufactures and sells steel finishing fabrication products. Until our acquisition of Sutor on February 1, 2007, our operations were very limited and our business strategy and ownership changed several times over the years as discussed in the section below entitled “Our Background and History.”

Our Background and History

We were incorporated on May 1, 1997 in the State of Nevada and engaged in the artwork financing business from inception until 2002 and discontinued its active business operations as of December 31, 2002. In 2004, we attempted to enter into a business combination transaction with the Hospitality Group that would have resulted in a change in control of our Company, but the parties abandoned that transaction and the related transaction agreement terminated on October 1, 2004.

On November 3, 2006, we entered into a preferred stock purchase agreement with HFI pursuant to which we sold to HFI 135,000 unregistered shares of its Series A Preferred Stock for $425,000. HFI’s chairman Timothy P. Halter was appointed as our CEO, President and director. Prior to conversion, each share of the Series A Preferred Stock was entitled to 98 votes and was convertible into 98 shares of our common stock. As a result of that transaction, HFI acquired 90% voting control of our Company. A 1-for-10 reverse stock split occurred on March 6, 2007 and the number of votes per share of Series A Preferred Stock reduced from 98 votes per share to 9.8 votes per share. On March 9, 2007, all shares of Series A Preferred Stock were converted into our common stock.

From December 31, 2002 until the reverse acquisition of Sutor on February 1, 2007, we engaged in no active business operations.

Background and History of Sutor and its Operating Subsidiaries

Sutor was incorporated in the BVI in August 2006 and has two direct wholly owned subsidiaries through which all operations are conducted: Changshu Huaye and Jiangsu Cold-Rolled, which were acquired from Shanghai Huaye and Hong Kong Huaye in August 2006. Changshu Huaye was incorporated in China as a foreign investment enterprise on January 17, 2003 with registered capital of $10 million. Jiangsu Cold-Rolled was incorporated in China on August 28, 2003 as a foreign investment enterprise with registered capital of $36 million. Changshu Huaye also owns 90% of Dongbang Sewage which was incorporated in January 2005 with a registered capital of $625,000.

Acquisition of Sutor and Related Financing

On February 1, 2007, we completed a reverse acquisition of Sutor through a share exchange transaction whereby we issued to the stockholders of Sutor Steel Technology Co., Ltd. 323,380.5 shares of our Series B Preferred Stock, which were converted into 32,338,050 shares of our common stock on March 9, 2007 following the Amendment to the Articles, in exchange for all of the issued and outstanding capital stock of Sutor. Sutor thereby became our wholly owned subsidiary and the former stockholders of Sutor became our controlling stockholders. For accounting purposes, the share exchange transaction is treated as a reverse acquisition with Sutor as the acquirer and our Company as the acquired party.

Upon the closing of the reverse acquisition, our directors and officers, Thomas G. Kimble and Timothy P. Halter resigned from all offices that they held with us effective immediately and also submitted letters of resignation from their positions as our directors. Thomas Kimble’s resignation as our director was immediately effective and Timothy P. Halter’s resignation became effective on February 15, 2007. Lifang Chen was appointed as our Chairman of the board of directors and the executive officers of Sutor were appointed to similar offices with our Company.

On February 1, 2007, we also completed a private placement pursuant to which we issued and sold to certain investors 39,473.56 shares of our Series B Preferred Stock, which were converted into 3,947,356 shares of our common stock on March 9, 2007. As a result of this private placement, we raised approximately $12 million in gross proceeds, which left us with approximately $10.57 million in net proceeds after the deduction of offering expenses in the amount of approximately $1.43 million.

All Series B Preferred Stock, along with Series A Preferred Stock, were converted into our common stock on March 9, 2007 following the Amendment of the Articles as discussed above. We are under a contractual obligation to register the shares of common stock issued upon conversion of the Series A Preferred Stock and Series B Preferred Stock within a pre-defined period.

In connection with the private placement mentioned above, our Chairman and majority stockholder, Ms. Lifang Chen, entered into an escrow agreement with the private placement investors. Pursuant to the escrow agreement, Ms. Chen agreed to certain “make good” provisions. In the make good escrow agreement, we established minimum after-tax net income thresholds of $18.9 million for the fiscal year ending June 30, 2007 and $23.5 million for the fiscal year ending June 30, 2008. Ms. Chen deposited 39,473.68 shares of our Series B Preferred Stock she received in connection with the reverse acquisition of Sutor, which were converted into 3,947,368 shares of our common stock subsequently, into escrow with Wells Fargo Bank, National Association under the escrow agreement. In the event that the minimum after-tax net income thresholds for the fiscal year 2007 or for the fiscal year 2008 are not achieved, then up to 50% of shares of our common stock deposited by Ms. Chen in escrow will be distributed to each investor on a pro rata basis (based upon such investor’s respective investment amount in the private placement transaction) for no additional consideration for each applicable year. Specifically, if we fail to achieve the minimum after tax net income threshold for fiscal year 2007, the investors, in aggregate, may receive up to 50% of the make goods shares based on the following formula: [($18,900,000 -the actual after-tax net income reported in our 2007 annual report on Form 10-K)/$18,900,000] multiplied by 50% of the number of shares of our common stock received in connection with the private placement and held by the investors at the time of determination. Similarly, if we fail to achieve the minimum after tax net income threshold for the fiscal year 2008, the investors, in aggregate, may receive up to the remaining 50% of the make good shares based on the following formula: [($23,500,000 -the actual after-tax net income reported in our 2008 annual report on Form 10-K)/$23,500,000] multiplied by 50% of the number of shares of our common stock received in connection with the private placement and held by the investors at the time of determination.

Because our recent operations have been limited to the operations of Sutor, the discussion below of our performance is based upon the unaudited financial statements of Sutor as of and for the nine month periods ended March 31, 2007 and 2006 and the audited financial statements of Sutor for the years ended June 30, 2006, 2005 and 2004 included in this prospectus.

Industry Wide Factors that are Relevant to Our Business

Growth in the Chinese Economy. We believe that the rapid growth of China’s economy, particularly the construction industry, will drive demand for our products. While concrete and stone-brick buildings currently constitute the majority of buildings in China, there have been increasing numbers of steel structure buildings constructed in recent years. With the continuing growth of the economy, the incoming Beijing Olympic Games in 2008 and the Shanghai World Exposition in 2010, management believes that there will be a large number of construction projects undertaken in China in the next a few years, which will stimulate the demand for our products.

Demand for high-end galvanized steel and PPGI products. Another important trend that has an effect on our financial condition is the current shortage of high-end galvanized steel and PPGI products. In 2005, roughly 30% of high-end galvanized steel products were imported into China. Since there are currently only a few producers of high-end galvanized steel and PPGI products in China, we anticipate that the shortage of supply in the galvanized steel and PPGI market will continue. In addition, due to the improvement of the standard of living in China, the demand for electrical household appliances and upscale architectural materials has soared in recent years. Since high-end galvanized steel and PPGI are major components for electrical household appliances, the need for galvanized steel and PPGI increases. We believe this trend will create an increasing demand for our products.

Cyclicality. The steel industry is highly cyclical and affected significantly by general economic conditions and other factors, such as worldwide production capacity, fluctuations in imports and exports, fluctuations in metal purchase prices and tariffs. Processed steel prices are sensitive to a number of supply and demand factors. Recently, the global steel markets have been experiencing larger and more pronounced cyclical fluctuations, primarily driven by the substantial increase in Chinese production and consumption. This trend, combined with the upward pressure on costs of key inputs, mainly metals and energy, as well as transportation costs and logistics, presents increasing uncertainty and challenge for steel producers on a worldwide basis. The key drivers for maintaining a competitive position and positive financial performance in this challenging environment continue to be product differentiation, customer service and cost reductions through improved efficiencies and economies of scale.

Regulatory Barriers to Entry. We believe that the regulatory measures imposed by the Chinese government in early 2004 will benefit us. In early 2004, the PRC government imposed several restrictions on investments in the steel industry. Among others, the PRC government now requires companies who wish to engage in the manufacture of galvanized steel to produce a minimum tonnage of steel before they can obtain the necessary business operation license. As a result of this regulation, it is hard to enter into the business in which we engage. We believe that these barriers to entry will prevent many companies from competing directly with us in the PRC steel industry and will have a positive impact on the sale of our products.

Consolidation in the Steel Industry. There has been significant consolidation in the global steel industry. Within the past few years, this consolidation has been led primarily by steel companies in the United States such as Mittal Steel, United States Steel Corporation, Nucor Corporation and Steel Dynamics, but consolidation is also taking place in Central and Eastern Europe as well as in China. The government of China has publicly stated that it expects consolidation of the Chinese steel industry and the top several producers in China to account for the majority of national production. Cross border consolidation has also occurred with the aim of achieving greater efficiency and economies of scale, particularly in response to the effective consolidation undertaken by raw material suppliers and consumers of steel products. Notwithstanding the general trend towards consolidation in the industry, we believe the HDG Steel and PPGI industry is still highly fragmented and has no apparent market leader which presents an opportunity for a fast growing company to become an industry leader.

Globalization of the Steel Industry. We believe that sales to international markets may represent an opportunity for us and plan to enhance our international sales efforts. We began to sell our products to overseas customers in September 2004 and our products are now sold to Europe, the United States, Southeast Asia, and South Asia. Our foreign sales accounted for about 4.1% and 10.7% of our total revenue in fiscal year 2006 and for the nine months ended March 31, 2007, respectively.

Uncertainties that Affect our Financial Condition

Upstream industrial policy adjustment. Due to concerns regarding over-investment in the iron and steel manufacturing industry, the PRC government is adjusting its policies and regulations in a manner that we believe might lead to a new wave of merger and acquisition of Chinese iron and steel manufacturers in the next few years. Since steel is our main raw material, consolidation of the iron and steel manufacturing industry will lead to fewer market participants and may lower our bargaining power in purchasing raw materials from them.

Intense competition from both state-owned manufacturers and multi-national companies. The high profit margin of the galvanized steel and PPGI industry has attracted more investments from state-owned iron and steel companies, which may lead to intensified competition. After China enters the WTO, there will be less protection for the iron and steel sector in the PRC. Many international iron and steel companies are entering China causing an international threat. In addition, our operating subsidiaries have limited operating history. Changshu Huaye went into production in 2004. Jiangsu Cold-Rolled’s first production line went into operation in the second half of 2006 and our other cold-rolled steel lines have recently commenced operations. Therefore, our operation is not yet large enough to achieve the economy of scale required to compete with some of the large scale state-owned competitors, and it will take time to extend our manufacturing capacity to achieve economies of scale, which will lead to lower costs.

Reliance on Shanghai Huaye. At present, we rely heavily on Shanghai Huaye to sell our products and assist us in sourcing raw materials. Shanghai Huaye is a related party because Lifang Chen, our Chairman and an 85.2% owner of our stock also beneficially owns 100% of Shanghai Huaye. In fiscal year 2006 approximately 74% of our steel supply was procured through Shanghai Huaye and approximately 76% of our revenue resulted from products were sold through Shanghai Huaye. For the nine months ended March 31, 2007, approximately 55% of our revenue resulted from products sold through Shanghai Huaye. Therefore, the performance of Shanghai Huaye has a big impact on our operating results. To mitigate this risk, we plan to further diversify our sales channel by selling more products through other distributors in fiscal year 2008. We plan to continue using Shanghai Huaye to purchase a large portion of our raw materials in order to benefit from Shanghai Huaye’s stronger bargaining power.

Results of Operations

The following tables set forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of our revenues.

All amounts, other than percentages, in thousand of U.S. dollars

	Nine Months Ended March 31,		Year Ended June 30
	2007	2006	2006	2005	2004
	(unaudited)	(unaudited)
Revenue:
Revenue from unrelated parties	$94,744	$26,103	$45,942	$6,880	-
Revenue from related parties	116,548	99,464	144,652	158,503	10,547
Total	211,292	125,567	190,594	165,383	10,547

Cost of Revenue:
Cost of revenue	71,801	38,737	57,220	2,351	-
Purchases from related parties	120,591	76,648	117,436	144,501	10,041
	192,392	115,385	174,656	146,852	10,041

Gross Profit	18,900	10,182	15,938	18,531	506

Operating Expenses:
Selling	1,656	736	1,894	788	1
General and administrative	3,694	1,251	1,255	1,199	629
Total Operating Expenses	5,350	1,987	3,149	1,987	630

Income (loss) from Operations	13,550	8,195	12,789	16,544	(124)

Other Income (Expense)
Interest income	548	365	467	134	20
Other income	182	486	186	83	16
Interest expense	(915)	(723)	(924)	(993)	(375)
Other expense	(302)	(693)	(155)	(87)	(12)
Total Other Expense	(487)	(565)	(426)	(863)	(351)

Income Before Taxes and Minority Interest	13,063	7,630	12,363	15,681	(475)
Provision for income taxes	(1,702)	(157)	(859)	-	-
Minority interest in loss of consolidated subsidiary	21	5	24	2	-
Net Income (Loss)	11,382	7,478	11,528	15,683	(475)

As a percentage of Revenues	Nine Months Ended March 31,		Year Ended June 30
	2007	2006	2006	2005	2004
	(unaudited)	(unaudited)
Revenue:
Revenue from unrelated parties	44.84%	20.79%	24.10%	4.16%	-
Revenue from related parties	55.16%	79.21%	75.90%	95.84%	100%
Total	100%	100%	100%	100%	100%

Cost of Revenue:
Cost of revenue	33.98%	30.85%	30.02%	1.42%	-
Purchases from related parties	57.08%	61.04%	61.62%	87.37%	95.20%
	91.06%	91.89%	91.64%	88.79%	95.20%

Gross Profit	8.94%	8.11%	8.36%	11.21%	4.80%

Operating Expenses:
Selling	0.78%	0.59%	0.99%	0.48%	0.01%
General and administrative	1.75%	1.00%	0.66%	0.73%	5.97%
Total Operating Expenses	2.52%	1.58%	1.65%	1.20%	5.98%

Income (Loss) from Operations	6.41%	6.53%	6.71%	10.00%	-1.18%

Other Income (Expense)
Interest income	0.26%	0.29%	0.25%	0.08%	0.19%
Other income	0.09%	0.39%	0.10%	0.05%	0.15%
Interest expense	-0.43%	-0.58%	-0.48%	-0.60%	-3.56%
Other expense	-0.14%	-0.55%	-0.08%	-0.05%	-0.10%
Total Other Expense	-0.23%	-0.45%	-0.22%	-0.52%	-3.32%

Income (Loss) Before Taxes and Minority Interest	6.16%	6.08%	6.49%	9.48%	-4.50%
Provision for income taxes	-0.81%	-0.12%	-0.45%	-	-
Minority interest in loss of consolidated subsidiary	0.01%	0.00%	0.01%	0.001%	-
Net Income (Loss)	5.39%	5.96%	6.05%	9.48%	-4.50%

Nine Months Ended March 31, 2007 Compared to Nine Months Ended March 31, 2006

Revenue. Revenue increased $85.72 million, or 68.27% to $ 211.29 million for the nine months ended March 31, 2007 from $ 125.57 million for the same period in 2006. This increase was mainly attributable to the increased market demand for our HDG Steel products and PPGI products, our increased marketing efforts and an expansion of our production capacity of acid pickling products and cold-rolled steel strips products.

The following table shows our two operating subsidiaries’ selected financial information for the nine months ended March 31, 2007 and 2006, respectively.

All amounts in thousands of U.S. dollars (except the average selling price)

For the Nine Months Ended March 31, 2007 (unaudited)

	Changshu Huaye	Jiangsu Cold-Rolled	Inter-Segment and Reconciling Items	Total
Revenue	$192,695	$28,581	$(9,984)	$211,292
Cost of revenue	174,103	28,056	(9,767)	192,392
Gross profit	18,592	525	(217)	18,900
Selling expense	1,625	30	-	1,655
General and administrative expense	2,128	348	753	3,693
Interest income	526	3	18	547
Interest expense	915	-	-	915
Net income (loss)	12,645	133	(931)	11,382

For the Nine Months Ended March 31, 2006 (unaudited)

	Changshu Huaye	Jiangsu Cold-Rolled	Inter-Segment and Reconciling Items	Total
Revenue	$125,559	$8	-	$125,567
Cost of revenue	115,385	-	-	115,385
Gross profit	10,174	8	-	10,182
Selling expense	736	-	-	736
General and administrative expense	1,050	200	-	1,250
Interest income	363	1	-	364
Interest expense	723	-	-	723
Net income (loss)	7,615	-137	-	7,478

	For the Nine Months Ended on March 31, 2007 (unaudited)		For the Nine Months Ended on March 31, 2006 (unaudited)
	Changshu Huaye	Jiangsu Cold-Rolled	Changshu Huaye	Jiangsu Cold-Rolled
Revenue	$192,695	$28,581	$125,559	$8
Sales Volume (Metric Ton)	268,174	58,554	191,071	-
Average Selling Price	0.719	0.488	0.657	-

•
Changshu Huaye. Revenue contributed by Changshu Huaye increased to $192.70 million in the nine months ended March 31, 2007 from $125.56 million for the same period in 2006, an increase of $67.14 million, or 53.47%, mainly due to an increase in sales volume by 40.35% from 191,071MT during the nine months ended on March 31 2006 to 268,174MT during the nine months ended on March 31, 2007, and an increase in average selling price of Changshu Huaye’s products from $657 per MT to $719 per MT. The increase in the revenue of PPGI was due to our increased marketing efforts on PPGI products and an increased average-selling price attributable to the new high-end PPGI products launched during this period. The increase in the sales of HDG products was attributable to the higher market demand in both PRC and overseas HDG market. To accommodate the high market demand, our HDG Steel production line operated in excess of its designed manufacturing capacity during the nine months ended March 31, 2007. Even though our HDG Steel production line is operating in excess of designed capacity, we do not believe that our capital expenditures related to, or the cost of our future maintenance on this production line will increase significantly. We had already budgeted for and taken into account the possibility of future excessive operation into account when the production line was constructed. In addition, our maintenance team provides routine and preventative maintenance to ensure that all of our production lines remain in good working order, which also reduces the risk of incurring substantial capital expenditures in the future. We have a new HDG Steel production line with designed annual manufacturing capacity of 400,000 metric tons under construction. This production line is expected to become operational by approximately February 2008, which will significantly expand our production capacity of HDG Steel products, and minimize any excess capacity strains on our current HDG Steel production lines. Until February 2008 we expect to continue to operate Changshu Huaye’s HDG Steel production line in excess of its designed manufacturing capacity.

•
Jiangsu Cold-Rolled. Revenue contributed by Jiangsu Cold-Rolled were $28.58 million for the nine months ended March 31, 2007. Jiangsu Cold-Rolled had minimal revenue for the same period last year. Jiangsu Cold-Rolled’s two production lines, the acid pickling production line and cold-rolled steel production line started operation in October 2006 and January 2007, respectively. Since we have implemented the vertical integration strategy commencing January 2007, a large portion of Jiangsu Cold-Rolled’s products was used internally as raw materials for our subsidiary Changshu Huaye. After eliminating the internal sales, revenue from the sales of our AP Steel and cold-rolled steel products to outside customers were approximately $18.59 million.

In terms of sales to related parties as compared with sales to unrelated parties, our direct sales to unrelated parties for the nine months ended March 31, 2007 increased $68.64 million, or 262.97% to $94.74 million from $26.10 million during the same period last year. Such increase was mainly due to our increased efforts on direct marketing and sales. In December 2006, we started to transfer the market channels from our related parties to our Company, which resulted in the increase of our direct sales to unrelated parties for the nine months ended March 31, 2007. We expect our sales to unrelated parties as compared with sales to related parties will continue to increase in the next few quarters.

Cost of Revenue. Our cost of revenue increased $77.00 million, or 66.74% to $192.39 million for the nine months ended March 31, 2007 from $115.39 million during the same period in 2006. This dollar increase was mainly due to the increase of the sales volume. As a percentage of revenue, the cost of revenue slightly decreased to 91.06% during the nine months ended March 31, 2007 from 91.89% for the same period of 2006. Such percentage decrease was mainly attributable to a change in our pricing policy and a products category shift from relatively lower-end products to higher-end higher gross margin products.

In the nine months ended March 31, 2006, most of our product prices were determined at the time of the delivery of products to our customers, so our pricing was based on the then current raw material price rather than our actual raw material purchase cost. This pricing policy allows us to make a profit when the market price of raw materials exceeds our cost, but subjects us to loss when the price of raw materials is lower than our cost. The price of our raw materials decreased throughout the six months ended December 31, 2005. As a result, our margins were unusually low due to the downward raw material price change during six months ended December 31, 2005. In contrast, the price of our raw materials increased throughout the three months ended March 31, 2006. As a result, our gross margin was higher for this period, which somewhat offset the lower gross margin for the first six months of last financial year. In order to mitigate the risk of raw material price fluctuation, during the nine months ended March 31, 2007, a greater percentage of our product price was determined at the time when the order was placed, that is, our product prices were based on the actual raw material purchase price. Such a pricing policy change is intended to allow us to achieve a more stable gross margin.

•
Changshu Huaye. Cost of revenue for Changshu Huaye increased to $174.10 million in the nine months ended March 31, 2007 from $115.39 million in the same period in 2006, an increase of $58.71 or 50.88%, due to the fact that as the company shifted their HDG products and PPGI products categories from relatively low-end products to high-end products, the average selling price for the products increased, as well as unit costs of the products.

•	Jiangsu Cold-rolled .Cost of revenue for Jiangsu Cold-rolled were $28.06 million in the nine months ended March 31, 2007, compared to nil in the same period in fiscal 2006.

Gross Profit. Our gross profit increased $8.72 million to $18.90 million for the nine months ended March 31, 2007 from $10.18 million for the same period in 2006. Gross profit as a percentage of revenue (gross margin) was 8.94% for the nine-month period ended March 31, 2007, as compared to 8.11% for the same period in 2006. Such gross margin increase was mainly due to the change in our pricing policy and a shift from lower-end products to higher-end higher gross margin products as discussed above.

•
Changshu Huaye.Gross margins for Changshu Huaye increased to 9.65% in the nine months ended March 31, 2007 from 8.10% in the same period in 2006, which was primarily attributable to the products category shift from low-end products to high-end products.

•
Jiangsu Cold-rolled .Gross margins for Jiangsu Cold-rolled were very low in the nine months ended March 31, 2007, as a result of a small production volume for these two products, by which economic scale effect could not be realized. Since the acid pickling product line and the cold rolled steel strips product line were put into business operation on October 2006 and on January 2007 respectively, the production volumes have increased significantly. As the production volumes of these two products increase going forward, it is believed that the gross margin will improve.

General and Administrative Expenses. Our general and administrative expenses increased $2.44 million to $3.69 million for the nine months ended March 31, 2007 from $1.25 million for the same period in 2006. As a percentage of revenue, general and administrative expenses increased to 1.50% for the nine months ended March 31, 2007 from 1.00% for the same period in 2006. The percentage increase was mainly attributable to the preliminary expenses incurred by our subsidiary Jiangsu Cold-Rolled and some maintenance fees and other expenditures in connection with the reverse acquisition and being a U.S. public company.

•
Changshu Huaye. General and Administrative Expenses generated by Changshu Huaye increased $1.08 million, or 102.67% to $2.13 million during nine months ended March 31, 2007 from $1.05 million in the same period last year. As a percentage of revenue, the general and administrative expenses increased to 1.1% in nine months ended March 31, 2007 from 0.84% in the same period in the fiscal year 2006. This percentage increase was mainly due to the increased labor cost for Changshu Huaye’s managment, as a result of a competitive compensation program executed since July 2006.

•
Jiangsu Cold-rolled. General and Administrative expenses generated by Jiangsu Coldrolled increased $0.15 million, or 73.83% to $0.35 million during the nine months ended March 31 2007 from $0.20 million in the same period last year. Since our new subsidiary, Jiangsu Cold-rolled did begin operations until June 30, 2006, all the general and administrative expenses incurred by Jiangsu Cold-rolled during nine months ended March 31, 2006 were preliminary expenses associated with the construction of this subsidiary. Jiangsu Cold-Rolled’s Acid pickling production line went into operation in September 2006 and did not generate revenue until October 2006. Jiangsu Cold-rolled incurred extra costs in connection with hiring labor and other related costs during the nine months ended March 31, 2007 that were disproportionate to the modest revenue generated during that period.

Apart from the G&A expenses discussed above, there were approximately $1.21 million other expenses in connection with the reverse acquisition and being a U.S. public company during the nine months ended March 31, 2007.

Selling Expenses. Our selling expenses increased $0.92 million to $1.66 million for the nine months ended March 31, 2007 from $0.74 million for the same period in 2006. As a percentage of revenue, our selling expenses increased to 0.78% for the nine months ended March 31, 2007 from 0.58% for the same period in 2006. Such percentage increase was mainly due to the increase in export sales during the second half of calendar year 2006. Generally, the transportation expenses for our export sales are much higher than the domestic sales, so we bear more transportation cost for our export sales, but are able to charge a higher price, which results in a higher profit margin. During the six months ended December 31 2006, we had large amount of export sales, which resulted in increased transportation expenses. Although our selling expenses, as a percentage of revenue, during the three months ended March 31, 2007 decreased significantly as compared with that for the same period last year, such decrease was more than offset by the increased selling expenses attributable to the increased export sales in the six months ended December 31, 2006.

•
Changshu Huaye. Selling Expenses generated by Changshu Huaye increased $0.89 million, or 120.79% to $1.63 million during nine months ended March 31, 2007 from $0.74 million in the same period last year. As a percentage of revenue, the selling expenses increased to 0.84% in nine months ended March 31, 2007 from 0.59% in the same period last year. This percentage increase was mainly due to the increase in export sales during the second half of calendar year 2006 which caused increased transportation expense.

•	Jiangsu Cold-rolled. Selling expenses generated by Jiangsu Cold-rolled was $0.03 million during the nine months ended March 31, 2007, as compared to nil in the same period last year.

Total Operating Expenses. Our total operating expenses increased $2.90 million to $5.35 million for the nine months ended March 31, 2007 from $1.99 million for the same period in 2006. As a percentage of revenue, our total operating expenses increased to 2.28% for the nine months ended March 31, 2007 from 1.58% for the same period in 2006. This percentage increase was primarily attributable to an aggregation of the factors discussed above.

•
Changshu Huaye. Changshu Huaye’s total operating expenses increased $1.97 million, or 110.09% to $3.75 million for the nine months ended March 31, 2007 from $1.79 million for the same period in 2006. As a percentage of Changshu Huaye’s revenue, its total operating expenses increased to 1.95% for the nine months ended March 31, 2007 from 1.42 % for the same period in 2006. Such percentage increase was mainly due to the increase of transportation expenses associated with the increased export sales during the second half of calendar year 2006. Generally, the transportation expenses for our export sales are much higher than the domestic sales, so we bear more transportation cost for our export sales, but are able to charge a higher price, which results in a higher profit margin. Over the six months ended December 31, 2006, Changshu Huaye had a large amount of export sales, which resulted in an increased transportation expenses. Although its selling expenses, as a percentage of revenue, during the three months ended March 31 2007 decreased significantly, it did not fully offset the increased selling expenses attributable to the increased export sales in the six months ended December 31, 2006.

•
Jiangsu Cold-Rolled. Jiangsu Cold-Rolled’s total operating expenses increased $0.18 million, or 0.89% to $0.38 million for the nine months ended March 31, 2007 from $0.20 million for the same period in 2006. Since the acid pickling production and cold-rolled steel products were placed into production and sale only in the recent two quarters, Jiangsu Cold-Rolled’s total operating expenses, particularly selling expenses, increased accordingly. The total operating expenses incurred by Jiangsu Cold-Rolled for the nine months ended March 31, 2006 were the initial expenses for the establishment of Jiangsu Cold-Rolled.

In addition, there were approximately $1.21 million expenses incurred in connection with being a U.S. public company in the nine months ended March 31, 2007.

Interest income/expenses. Our interest income increased $0.19 million to $0.55 million for the nine months ended March 31, 2007 from $0.36 million for the same period in 2006. The interest income was mainly generated by our restricted cash deposited in the bank. As of March 31, 2007, the amount of effective restricted cash deposited in the bank was more than that for the same period in 2006. Therefore, our interest income increased during the nine months ended March 31, 2007 as compared with that for the same period in 2006.

•
Changshu Huaye. Changshu Huaye’s interest income increased $0.16 million to $0.53 million for the nine months ended March 31, 2007 from $0.36 million for the same period in 2006. Changshu Huaye’s effective restricted cash deposited in the bank as of March 31, 2007 was more than that for the same period in 2006. Therefore, the interest income increased during the nine months ended March 31, 2007 as compared with the same period in 2006.

•
Jiangsu Cold-Rolled. Jiangsu Cold-Rolled’s interest income increased $0.0016 million to $0.0029 for the nine months ended March 31, 2007 from $0.0013 million for the same period in 2006. Since Jiangsu Cold-Rolled did not issue any notes payable, there were little restricted cash deposited in the bank as of March 31, 2007 and 2006. Accordingly, Jiangsu Cold-Rolled incurred nearly no interest income during both the nine months ended March 31, 2006 and the nine months ended March 31, 2007.

Since Jiangsu Cold-Rolled did not have any interest expenses incurred during both nine months ended March 31, 2006 and nine months ended March 31, 2007, all the interest expenses was generated by the Changshu Huaye. The interest expenses increased $0.20 million to $0.92 million for the nine months ended March 31, 2007 from $0.72 million for the same period in 2006. The increased interest expense was mainly attributable to the fact that there was a larger amount of bank loans incurred for the nine months ended March 31, 2007, compared to the bank loans in the same period in 2006. In addition, China government raised bank loan interest rates several times during the past year, which resulted in our company’s higher interest expenses for the nine months ended March 31, 2007, compared to the same period in the last year.

Provision for Income Taxes. Our Chinese subsidiary, Changshu Huaye, is subject to Chinese enterprises income tax, or “EIT,” at a rate of 24% of the assessable profits. As approved by the local tax authority in the PRC, Changshu Huaye is entitled to a two-year exemption from EIT followed by 50% tax exemption for the next three calendar years, commencing from the first cumulative profit-making year in the calendar of 2004. Accordingly, Changshu Huaye was exempt from EIT for the calendar year of 2004 and 2005 and was and will be subject to a tax rate of 12% for the calendar years 2006, 2007 and 2008. Our other subsidiary, Jiangsu Cold-Rolled has the same two year full tax exemption, followed by 50% tax exemption for the next three years as discussed above.

On March 16, 2007, the National People’s Congress of the PRC determined to adopt a new corporate income tax law in its fifth plenary session. The new corporate income tax law unifies the application scope, tax rate, tax deduction and preferential policy for both domestic and foreign-invested enterprises. The new corporate income tax law will be effective on January 1, 2008. According to the new corporate income tax law, the applicable income tax rate for our operating subsidiaries may be subject to change. As the implementation detail has not yet been announced, we cannot be sure of the potential impact of such new corporate income tax law on our financial position and operating results.

We incurred income tax expense of $1.70 million and $0.16 million for the nine months ended March 31, 2007 and 2006, respectively. All those tax expenses resulted from the operations of our subsidiary Changshu Huaye. The effective net income tax rate for the nine months ended March 31, 2007 was 13% as compared to 2% for the same period last year.

Net Income Net income, without including the foreign currency translation adjustment, increased $3.90 million, or 52.13%, to $11.38 million for the nine months ended March 31, 2007 from $7.48 million for the same period in 2006, as a result of the factors described above.

•	Changshu Huaye. Changshu Huaye’ s net income increased $5.03 million, or 66%, to $12.65 million during the nine months ended March 31, 2007 from $ 7.62 million during the same period in 2006.

•	Jiangsu Cold-Rolled. Jiangsu Cold-Rolled’s net income was $0.13 million during the nine months ended March 31, 2007, while net loss was $0.14 million during the same period in 2006.

The difference between the sums of two subsidiaries' net income and Sutor’s total net income for the nine months ended March 31, 2007 was mainly due to the expenses in connection with being a public company as discussed above with respect to operating expenses.

Year Ended June 30, 2006 Compared to Year Ended June 30, 2005

Revenue Revenue increased $25.2 million, or 15.2% to $190.6 million in fiscal year 2006 from $165.4 million in fiscal year 2005. This increase was mainly attributable to the increased market demands for our HDG Steel and PPGI products and the increase in export sales. Due to the high market demand, our HDG Steel production line operated in excess of its designed manufacturing capacity in fiscal year 2006. Although the market prices declined in fiscal year 2006, the increase of our total sales volume more than offset the decrease of market prices.

The following table shows the two subsidiaries’ selected financial information for the years ended June 30, 2006, 2005 and 2004.

All amounts in thousands of U.S. dollars (except the average selling price)

	For the Fiscal Year Ended on 06/30/06		For the Fiscal Year Ended on 06/30/05		For the Fiscal Year Ended on 06/30/04
	Changshu Huaye	Jiangsu Cold-Rolled	Changshu Huaye	Jiangsu Cold-Rolled	Changshu Huaye	Jiangsu Cold-Rolled
Revenue	$190,594	$-	$165,382	$-	$10,547	$-
Cost of revenue	174,657	-	146,851	-	10,041	-
Gross profit	15,937	-	18,531	-	506	-
Selling expense	1,894	-	788	-	1	-
General and administrative expense	1,043	212	1,139	60	617	12
Interest income	467	-	132	2	19	2
Interest expense	920	4	993	-	374	2
Provision for income taxes	859	-	-	-	-	-
Net income (loss)	$11,743	$(216)	$15,742	$(58)	$(463)	$(12)

	For the Fiscal Year Ended on 06/30/06		For the Fiscal Year Ended on 06/30/05		For the Fiscal Year Ended on 06/30/04
	Changshu Huaye	Jiangsu Cold-Rolled	Changshu Huaye	Jiangsu Cold-Rolled	Changshu Huaye	Jiangsu Cold-Rolled
Revenue	$190,594	$-	$165,383	$-	$10,547	$-
Sales Volume(MT)	295,548	-	216,144	-	15,959	-
Average Selling Price	$0.645	$-	$0.765	$-	$0.661	$-

•
Changshu Huaye Revenue contributed by Changshu Huaye increased $25.2 million, or 15.2% to $190.6 million in fiscal year 2006 from $165.4 million in fiscal year 2005. Such increase was mainly due to an increase in sales volume by 36.74% from 216,144MT in fiscal year 2005 to 295,548 MT in fiscal year 2006, as a result of higher demand for our HDG Steel and PPGI products and the increase in export sales, which is partially offset by a decrease in average selling price of Changshu’s products from $765 per MT in fiscal year 2005 to $645 per MT in fiscal year 2006, primarily attributable to the decreased price of our products’ raw materials.

•
Jiangsu Cold-rolled. Since our new subsidiary, Jiangsu Cold-rolled did not have business operations during the fiscal year ended June 30, 2005 and the fiscal year ended June 30, 2006, all our revenue during these periods were solely contributed by our other subsidiary, Changshu Huaye.

Cost of Revenue. Our cost of revenue increased $27.8 million to $174.7 million in fiscal year 2006 from $146.9 million in fiscal year 2005. As a percentage of revenue, the cost of revenue increased to 91.6% in fiscal year 2006 from 88.8% in fiscal year 2005. The decrease of gross margin was mainly due to a change in our pricing policy. In fiscal year 2005, most of our product prices were determined at the time of the delivery of products, that is, our product prices were based on the then current raw material price rather than our actual raw material purchase prices. Such pricing policy allows us to make a profit when price of raw materials is in an increase trend, but subjects us to loss when the price of raw materials is in a decreasing trend. The price of our raw materials increased throughout fiscal year 2005; as a result, we made an unusual additional profit from such upward raw material price change in fiscal year 2005. In order to mitigate the risk of raw material price fluctuation, in fiscal year 2006, a greater percentage of our product prices were determined at the time when the order was placed, that is, our product prices were based on the actual raw material purchase price. Such a pricing policy change would allow us to achieve a more stable gross margin.

All the cost of revenue incurred during both the fiscal year ended June 30, 2005 and the fiscal year ended June 30, 2006 was solely contributed from one of our subsidiary, Changshu huaye, since our new subsidiary, Jiangsu Cold-rolled had not begun operations by June 30, 2006.

Gross Profit. Our gross profit decreased $2.6 million, or 14% to $15.9 million in fiscal year 2006 from $18.5 million in fiscal year 2005. Gross margin was 8.4% in fiscal year 2006, as compared to 11.2% in fiscal year 2005. Such decrease was due to the reasons described above.

General and Administrative Expenses. Our general and administrative expenses increased $0.1 million, or 4.6%, to $1.3 million in fiscal year 2006 from $1.2 million in fiscal year 2005. As a percentage of revenue, the general and administrative expenses decreased to 0.66% in fiscal year 2006 from 0.73% in fiscal year 2005. This percentage decrease was primarily attributable to more efficient controls of our general and administrative expenses.

•
Changshu Huaye General and Administrative Expenses generated by Changshu Huaye decreased $0.10 million, or 8.77% to $1.04 million in fiscal year 2006 from $1.14 million in fiscal year 2005. As a percentage of revenue, the general and administrative expenses decreased to 0.55% in fiscal year 2006 from 0.69% in fiscal year 2005. This percentage decrease was mainly due to our efficient controls of Huaye’s general and administrative expenses.

•
Jiangsu Cold-rolled. General and Administrative expenses generated by Jiangsu Cold-rolled increased $0.15 million, or 252.47% to $0.21 million in the fiscal year 2006 from $0.06 million in fiscal year 2005. Since our new subsidiary, Jiangsu Cold-rolled did not put into the business operations yet by June 30 2006, all the general and administrative expenses incurred by Jiangsu Cold-rolled during both the fiscal year 2005 and 2006 were preliminary expenses associated with the construction of the subsidiary, Jiangsu Cold-rolled.

Selling Expenses. Our selling expenses increased $1.1 million, or 140% to $1.9 million in fiscal year 2006 from $0.79 million in fiscal year 2005. As a percentage of revenue, our selling expenses increased to 0.99% in fiscal year 2006 from 0.48% in fiscal year 2005. This increase was primarily attributable to the increase of transportation fees resulted from the increased sales to non-related parties. Our related parties generally arranged the distribution.

All the selling expense incurred during both the fiscal year ended June 30, 2005 and the fiscal year ended June 30, 2006 was solely generated by our subsidiary, Changshu huaye, since our new subsidiary, Jiangsu Cold-rolled did not put into the business operations yet by June 30, 2006.

Interest income/expenses. Our interest income increased $0.33 million to $0.47 million in fiscal year 2006 from $0.13 million in fiscal year 2005. As a percentage of revenue, the interest income increased to 0.25% for fiscal year 2006 from 0.08% for fiscal year 2005. The interest income generated by the discount deposit increased resulting from the increase in bankers’ acceptance bills. The interest expenses decreased $0.07 million to $0.92 million in fiscal year 2006 from $0.99 million in fiscal year 2005. As a percentage of revenue, the interest expense decreased to 0.48% for fiscal year 2006 from 0.6% for fiscal year 2005. The decreased interest expense was mainly attributable to the fact that there was a smaller amount of long term debt incurred for the fiscal year 2006, compared to the long term debt in fiscal year 2005.

Nearly all the interest income/expenses incurred during both the fiscal year ended June 30, 2005 and the fiscal year ended June 30, 2006 was generated by our subsidiary, Changshu huaye, since our new subsidiary, Jiangsu Cold-rolled did not put into the business operations yet by June 30, 2006. Jiangsu Cold-rolled generated $1,875 interest income and incurred $0 interest expenses during the fiscal year 2005 and generate $0 interest income and incurred $3,668 interest expenses during the fiscal year 2006. Jiangsu Cold-rolled’s interest income in the fiscal year 2005 was due to the fact that they deposited minimal amount of cash in the bank, and its interest expenses incurred in the fiscal year 2006 was mainly refers to the financial cost, such as remittance fees and wire transfer fees.

Income from Operations before Taxes and Minority Interest. Income from operations before taxes decreased $3.3 million, or 21.2%, to $12.4 million in fiscal year 2006 from $15.7 million in fiscal year 2005. Income from operations before taxes and minority interest as a percentage of revenue decreased to 6.5% in fiscal year 2006 from 9.5% in fiscal year 2005. Such percentage decrease was mainly attributable to the decline of gross margin and the increases of financial expenses, selling expenses and general and administrative expenses.

Income taxes. We incurred income taxes of $0.86 million in fiscal year 2006, all of which resulted from the operations of our subsidiary, Changshu Huaye. Our other subsidiary, Jiangsu Coldrolled incurred no income taxes during the fiscal year 2005 and 2006. Changshu Huaye was 100% exempt from enterprise income tax in fiscal year 2005 and the first half of fiscal year 2006. For the second half of fiscal year 2006, Changshu Huaye enjoyed a 50% tax exemption and was subject to a tax rate of 12%. Jiangsu Cold-rolled’ operations will be exempt from the PRC tax though December 31, 2007. Commencing January 1, 2008 through December 31, 2010, Jiangsu Cold-Rolled will be subject to an income tax rate of 12%.

Net income. Net income decreased $4.2 million, or 26.5%, to $11.5 million in fiscal year 2006 from $15.7 million in fiscal year 2005, as a result of the factors described above.

•	Changshu Huaye. Changshu Huaye’s net income decreased $4.00 million, or 25.40%, to $11.74 million during the fiscal year 2006 from $ 15.74 million during the fiscal year 2005.

•
Jiangsu Cold-Rolled. Jiangsu Cold-Rolled’s net loss was $0.06 million during the fiscal year 2005, while net loss was $0.22 million during the fiscal year 2006. The net loss was mainly due to the preliminary costs associated with the construction of this subsidiary.

Year Ended June 30, 2005 Compared to Year Ended June 30, 2004

Revenue. Revenue increased $154.8 million to $165.4 million in fiscal year 2005 from $10.5 million in fiscal year 2004. This dramatic increase resulted from the fact that we only generated one month of revenue in fiscal 2004.

•
Changshu Huaye. Revenue contributed by Changshu Huaye increased $154.83 million, or 1468.06% to $165.38 million in fiscal year 2005 from $10.55 million in fiscal year 2004. Such increase was mainly due to an increase in sales volume by 1254.37% from 15,959 MT in fiscal year 2004 to 216,144 MT in fiscal year 2005, and an increase in average selling price of Changshu Huaye’s products by 15.73% from $661 per MT in fiscal year 2004 to $765 per MT in fiscal year 2005. The sales volume increase was mainly attributable to the fact that we only sold our products for one month in the fiscal year 2004, while the average selling price increase was mainly attributable to the increased price of our products’ raw materials over the fiscal year 2005.

•
Jiangsu Cold-rolled. Since our new subsidiary, Jiangsu Cold-rolled did not put into the business operations for both the fiscal year ended June 30, 2004 and the fiscal year ended June 30, 2005, all our revenue during these periods were solely contributed by our subsidiary, Changshu Huaye.

Cost of Revenue. Our cost of revenue increased $136.9 million to $146.9 million in fiscal year 2005 from $10 million in fiscal year 2004. This increase was mainly due to the increase of revenue. As a percentage of revenue, the cost of goods sold decreased to 88.8% in fiscal year 2005 from 95.2% in fiscal year 2004. Such decreased percentage was mainly due to the scale economic effect in fiscal year 2005. As the production volume increased in fiscal year 2005, compared to the fiscal year 2004, the fixed production cost per unit has been lowered dramatically, which enables us to realize economies of scale.

All the cost of revenue incurred during both the fiscal year ended June 30, 2004 and the fiscal year ended June 30, 2005 was solely contributed from one of our subsidiary, Changshu Huaye, since our new subsidiary, Jiangsu Cold-rolled did not put into the business operations yet by June 30 2005.

Gross Profit. Our gross profit increased $18 million to $18.5 million in fiscal year 2005 from $0.51 million in fiscal year 2004. Gross profit as a percentage of revenue was 11.2% in fiscal year 2005, as compared to 4.8% in fiscal year 2004. Such increase of gross margin was mainly attributable to our increased production capacity which enabled us to have a lower production costs.

General and Administrative Expenses. Our general and administrative expenses increased $0.57 million or 90.6%, to $1.2 million in fiscal year 2005. As a percentage of revenue, general and administrative expenses decreased to 0.73% in fiscal year 2005 from 6% in fiscal year 2004. This percentage decrease was attributable to a one-time organization expense associated with the construction of our subsidiary Changshu Huaye in fiscal year 2004.

•
Changshu Huaye. General and Administrative Expenses generated by Changshu Huaye increased $0.52 million, or 84.57% to $1.14 million in fiscal year 2005 from $0.62 million in fiscal year 2004. As a percentage of revenue, the general and administrative expenses decreased to 0.69% in fiscal year 2005 from 5.85% in fiscal year 2004. This percentage decrease was mainly due to a one-time organization expense associated with the construction of this subsidiary in fiscal year 2004.

•
Jiangsu Cold-rolled. General and Administrative expenses generated by Jiangsu Cold-rolled increased $0.05 million, or 402.83% to $0.06 million in the fiscal year 2005 from $0.01 million in fiscal year 2004. Since our new subsidiary, Jiangsu Cold-rolled did not put into the business operations yet by June 30, 2005, all the general and administrative expenses incurred by Jiangsu Cold-rolled during both the fiscal year 2004 and 2005 were preliminary expenses associated with the construction of this subsidiary.

Selling Expenses. Our selling expenses increased to $0.79 million in fiscal year 2005 from a trivial amount $921 in fiscal year 2004. As a percentage of revenue, our selling expenses increased to 0.48% in fiscal year 2005 from 0.01% in fiscal year 2004. This dollar and percentage increases were because in fiscal year 2004 our sales were all to related parties, which resulted in lower distribution and transportation costs.

All the selling expense discussed above was solely generated by our subsidiary, Changshu Huaye, since our new subsidiary, Jiangsu Cold-rolled did not put into the business operations yet by June 30 2005.

Interest income/expenses. The interest income increased $0.11 million to $0.13 million in fiscal year 2005 from $0.02 million in fiscal year 2004. As a percentage of revenue, the interest income decreased to 0.08% in fiscal year 2005 from 0.19% in fiscal year 2004. The dollar increase is primarily a result of increase of the restricted cash. The interest expenses increased $0.62 million to $0.99 million in fiscal year 2005 from $0.38 million in fiscal year 2004. As a percentage of revenue, the interest expense decreased to 0.6% in fiscal year 2005 from 3.6% in fiscal year 2004. The dollar increase of interest expenses is mainly attributable to the different effective duration of bank loans. Specifically, only one quarter’s interest expenses occurred in fiscal year 2004, while 12 months’ interest expenses occurred in fiscal year 2005.

Nearly all the interest income/expenses incurred during both the fiscal year ended June 30, 2004 and the fiscal year ended June 30, 2005 was generated by our subsidiary, Changshu huaye, since our new subsidiary, Jiangsu Cold-rolled did not put into the business operations yet by June 30, 2005. Jiangsu Cold-rolled generated trivial $1,500 interest income and incurred $1,597 interest expenses during the fiscal year 2004. Jiangsu Coldrolled’s interest income in the fiscal year 2004 was due to the fact that they deposited minimal amount of cash in the bank, and its interest expenses incurred in the fiscal year 2004 mainly refers to the financial cost, such as remittance fees and wire transfer fees.

Income from Operations before Taxes and Minority Interest. Income from operations before taxes and minority interest was $15.7 million in fiscal year 2005, and the loss from operations before taxes and minority interest was $0.48 million in fiscal year 2004. Such increase was mainly attributable to the reasons as discussed above.

Income taxes. Both Changshu Huaye and Jiangsu Coldrolled were subject to enterprise income tax exemption in fiscal year 2005 and 2004, so there was no income tax incurred.

Net income(loss). Net income was $15.7 million in fiscal year 2005, and the net loss was $0.48 million in fiscal year 2004. We only generated one-month revenue, but had a one-time organization expenses associated with construction of Changshu Huaye in fiscal year 2004. As a result, we had a net loss in 2004.

•	Changshu Huaye. Changshu Huaye’s net income for the fiscal year 2005 was $15.74 million, while its net loss for the fiscal year 2004 was $0.46 million.

•
Jiangsu Cold-Rolled. Jiangsu Cold-Rolled’s net loss was $0.06 million during the fiscal year 2005, while net loss was $0.01 million during the fiscal year 2004. The two years’ net loss was mainly due to the preliminary costs associated with the construction of this subsidiary.

Liquidity and Capital Resources

As of March 31, 2007, we had cash and cash equivalents (excluding restricted cash) of $11.36 million and restricted cash of $16.69 million. The following table provides detailed information about our net cash flow for all financial statement periods presented in this prospectus.

Cash Flow
(all amounts in thousands of U.S. dollars)

	For the Fiscal Year Ended June 30,			For the nine-month period ended March 31,
	2004	2005	2006	2006 (unaudited)	2007 (unaudited)
Net cash provided by (used in) operating activities	$(2,081)	$10,291	$30,494	$27,224	$(16,367)
Net cash provided by (used in) investing activities	(24,277)	(23,238)	(28,439)	(21,274)	10,127
Net cash provided by (used in) financing activities	28,445	10,855	2,986	(5,168)	10,878
Net cash flow	2,079	(2,090)	4,976	842	4,825

Operating Activities:

Net cash used in operating activities was $16.37 million for the nine months ended March 31, 2007, a decrease of $43.55 million from the $27.22 million net cash provided by operating activities for the same period in 2006. Such increase of net cash used in operating activities was primarily attributable to a $25.71 million increase in advances to suppliers and a $5.54 million increase in inventories during the nine months ended March 31, 2007. As market demand for our products and our production capacity increased during the nine months ended March 31, 2007, we purchased more raw materials to ensure sufficient supply for our business production. As a result, both the advances to our suppliers and inventories increased significantly during the nine months ended March 31, 2007. Moreover, there is an additional reason for the increased advances to suppliers during the nine months ended March 31, 2007. Basically, it is a common practice for the vendors to collect the payment in advance in steel industry. However, during the nine months ended March 31, 2006, we purchased large percentage of the raw materials from our related parties, Shanghai Huaye group, which did not have to pay in advance. Since the portion of raw materials we purchased from Shanghai Huaye decreased significantly during the nine months ended March 31, 2007, the advances to our suppliers increased as we need to pay to the non-related suppliers in advance according to the common practice in steel industry. Therefore, our advances to suppliers during the nine months ended March 31, 2007 increased dramatically. In addition, the negative cash flow was also partially result of decease in accounts payable as part of accounts payable has been paid according to the supply contracts in the nine months ended March 31 2007.

Net cash provided by operating activities was $30.5 million in fiscal year 2006, and the net cash provided by operating activities was $10.3 million in fiscal year 2005. The improvement by $20.2 million in operating activities was mainly attributable to the increased sales, more efficient control of advances from customers and related party payables and efficient inventory management. During fiscal year 2006, the accounts payable decreased by $5.4 million, which was more than offset by the increase in related party payables of $10.6 million. During this period, we requested more favorable terms on our advances from customers, which resulted in an increase in advances from customers of $7.1 million. In addition, we have strengthened our inventory management in the fiscal year 2006, which resulted in a decrease in inventories of $4.2 million and partially contributed to our net cash provided by operating activities in fiscal year 2006.

Net cash provided by operating activities was $10.3 million in fiscal year 2005, while the net cash used in operating activities was $2 million in fiscal year 2004. The improvement by $12.3 million in operating activities was mainly attributable to the increased sales, the increase in accounts payable, related party payables. As the volume of raw materials we purchased in the fiscal year 2005 increased dramatically compared to the fiscal year 2004, our accounts payable increased by $7 million, and related party payable increased by $9.9 million, which generated the positive operating cash flow. The negative operating cash flow was mainly the result of an increase in inventory levels as we increased our production output in the fiscal year 2005, as well as an increase level in the advances to suppliers.

Investing Activities:

Our main uses of cash for investing activities are payments relating to the acquisition of property, plant and equipment and restricted cash pledged as deposits for bankers’ acceptance bills.

Net cash provided by investing activities in the nine months ended March 31, 2007 was $10.09 million, which is an increase of $31.36 million from net cash used in investing activities of $21.27 million in the same period of 2006. Such increase of net cash provided by investing activities was mainly due to a $16.08 million decrease in the bank deposits used to pledge the issuance of bills payable during the nine-month period ended March 31, 2007. We raised money to maintain our working capital through more short-term loans, less issuance of bill payables during the nine months ended March 31, 2007, which resulted in a large amount of restricted cash being released. During the nine months ended March 31, 2007, we spent $5.79 million on equipment and facilities and $0.20 million on land use rights, which was fully offset by the decrease in restricted cash of $16.08 million mentioned above. We spent $11.90 million on equipment and facilities during the nine months ended March 31, 2006. The equipment and facilities purchased during these two periods were mainly used to build our two new production lines: the acid pickling production line and cold-rolled steel strips production line.

Net cash used in investing activities in fiscal year 2006 was $28.4 million, while the net cash used in investing activities in fiscal year 2005 was $23.2 million. The net cash in fiscal year 2006 was primarily used in the acquisition of property, plant and equipment, and restricted cash pledged as deposit for bankers’ acceptance bills. During the fiscal year 2006, $19.0 million was used in the purchase of equipment for Jiangsu Cold-Rolled and $9.6 million was used as deposit for bankers’ acceptance bills.

Net cash used in investing activities in fiscal year 2005 was $23.2 million, while the net cash used in investing activities in fiscal year 2004 was $24.2 million. The net cash in fiscal year 2005 was primarily used as the deposit for bankers’ acceptance bills of $18.8 million, as well as in the acquisition of property, plant and equipment of $3.4 million and the purchases of land use right of $1.1 million.

Financing Activities:

Net cash provided by financing activities in the nine months ended March 31, 2007 totaled $10.88 million as compared to $5.17 million used in financing activities in the same period of 2006. The increase of cash provided by financing activities was mainly attributable to an increase of $39.78 million in issuance of notes payable to supply working capital and the proceeds of $33.13 million from issuance of Series B Preferred Stock for the nine-month period ended March 31, 2007, which includes approximately $10.57 million in net proceeds received in connection with a private placement transaction closed in February 2007 where we raised $12 million in gross proceeds. Such increase of cash provided by financing activities was partially offset by a $2.54 million increase in payment on notes payable and a $38.46 million increase in payment on short-term loans during the nine month period ended March 31, 2007. In addition, the Company paid $21.04 million to acquire the 100% equity of our subsidiaries Changshu Huaye and Jiangsu Cold-Rolled in the first fiscal quarter of 2007.

Net cash provided by financing activities in fiscal year 2006 totaled $3 million, while the net cash provided by financing activities in fiscal year 2005 was $10.9 million. The net cash in fiscal year 2006 was provided by an increase in net notes payable of $7.2 million and this was offset by the payment on long-term debt of $6.2 million.

Net cash provided by financing activities in fiscal year 2005 totaled $10.9 million, while the net cash provided by financing activities in fiscal year 2004 was $28.4 million. The net cash in fiscal year 2005 was provided by an increase in net notes payable of $6 million and an increase in cash contributions from stockholders of $8.5 million, which two were partially offset by a decrease in net long-term debt of $3.6 million.

We believe we currently maintain a good business relationship with many banks. As of March 31, 2007, the maturities for our bank loans are as follows.

(All amounts in millions of U.S. dollars)

Banks	Amounts*	Maturity Date	Term of Loan
Yan Gang Branch of Industrial and Commercial Bank of China (ICBC)	$2.58	May 2007	364 days
Yan Gang Branch of Industrial and Commercial Bank of China (ICBC)	$1.30	May 2007	351 days
China CITIC Bank	$2.58	July 2007	365 days
Agriculture Commercial Bank	$2.58	April 2007	176 days
China CITIC Bank	$0.75	April 2007	88 days
Nan Tong Commercial Bank	$2.58	July 2007	180 days
Yan Gang Branch of Industrial and Commercial Bank of China (ICBC)	$1.30	March 2008	364 days
Bank of China	$2.58	March 2008	365 days
Agriculture Commercial Bank	$1.04	April 2007	17 days
Agriculture Commercial Bank	$1.55	September 24, 2007	183 days
China CITIC Bank	$0.72	July 2007	99 days
Changshu Dayi Branch of China Construction Bank.	$6.65	July 2007	181 days
Agriculture Commercial Bank	$0.44	September 2007	174 days
Total	$26.65

* Calculated on the basis that $1 = RMB 7.7409.

On February 1, 2007, through a private placement, we raised $12 million in gross proceeds, which left us with approximately $10.57 million in net proceeds after the deduction of offering expenses in the amount of approximately $1.43 million. We plan to use part of the proceeds to build new production lines and purchase new equipment for the expansion of our production capacity. This financing resulted in an increase of our net cash flow and a decrease of our asset/liability ratio and financial risks.

Our material capital expenditure requirements for the remaining period of fiscal year 2007 are approximately $13 million, which will be used for updating and expansion of our production lines, equipment and facilities. In addition, we expect that an additional $10 million of working capital will be needed to maintain our business operations in the next twelve months which will be raised through bank loans. We repaid a $2.58 bank loan which matured on April 11, 2007, a $0.75 million bank loan which matured on April 7, 2007 and a $1.04 million bank loan which matured on April 11, 2007, respectively. In the coming 12 months, we have approximately $26.65 million in bank loans that will mature. We plan to replace these loans with new bank loans in approximately the same aggregate amounts.

We believe that our currently available working capital after receiving the aggregate proceeds of Sutor Group’s capital raising activities, the credit facilities referred to above and the expected additional credit facility should be adequate to sustain our operations at our current levels through at least the next twelve months. However, depending on our future needs and changes and trends in the capital markets affecting our shares and the Company, we may determine to seek additional equity or debt financing in the private or public markets.

Obligations Under Material Contracts

The following table summarizes our outstanding contractual obligations as of June 30, 2006:

Payments due by period in thousands of U.S. dollars

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$2,498	$2,498	$-	$-	$-
Capital lease obligations	-	-	-	-	-
Operating lease obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long term liabilities	-	-	-	-	-

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

•
Functional Currency and Translating Financial Statements - Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”); however, the accompanying consolidated financial statements have been expressed in United States Dollars (“USD”). The accompanying consolidated balance sheets have been translated into USD at the exchange rates prevailing at each balance sheet date. The accompanying consolidated statements of operations and cash flows have been translated using the weighted-average exchange rates prevailing during the periods of each statement. Transactions in the Company’s equity securities have been recorded at the exchange rate existing at the time of the transaction.

•
Principles of Consolidation - The operations of Changshu Huaye and Jiangsu Cold-Rolled have been included in the accompanying consolidated financial statements for all periods presented. The accounts and transactions of Sutor Steel Technology Co., Ltd. have been included from its formation on August 15, 2006. The accounts and transactions of Sutor Technology Group Limited have been included from February 1, 2007. All significant intercompany accounts and transactions have been eliminated in consolidation.

•
Restricted Cash - The Company has entered into agreements to pay suppliers, which require the Company to maintain secured cash balances. These secured cash balances are presented in the consolidated balance sheets as restricted cash.

•
Advances to Suppliers and from Customers -The Company, as is common practice in the PRC, will often make advance payments to its suppliers for materials, or receive advance payments from its customers. The Company had advances to suppliers of $37,468,818, $10,940,577 and $10,917,155 as of March 31, 2007, June 30, 2006 and 2005, respectively. The Company also had advances from its customers in the amount of $7,727,105, $7,534,159 and $315,935 as of March 31, 2007, June 30, 2006 and 2005, respectively.

•
Basic and Diluted Earnings per Common Share - The computation of basic earnings (loss) per common share is based on income (loss) divided by the weighted-average number of common shares outstanding after giving effect of using the if-converted method for qualified participating securities, as described in EITF 03-6, during each period presented where the qualified participating securities are dilutive. Diluted earnings (loss) per common share are calculated by dividing income (loss) assuming dilution by the weighted-average number of common shares and potential shares of common stock issuable upon conversion of non-participating potentially issuable shares. The Company does not have any non-participating potentially dilutive securities. The calculations of basic and diluted income (loss) per share were as follows:

	For the Nine Months Ended Ended March 31,		For the Years Ended June 30,
	2007	2006	2006	2005	2004
Net income (loss)	$11,382,562	$7,478,402	$11,528,200	$15,683,353	$(474,713)
Weighted-average common shares
outstanding	3,067,238	-	-	-	-
Effect of participating convertible Series A and
Series B Preferred Stock	33,485,581	29,026,250	29,373,303	18,310,093	15,599,750
Weighted-Average Basic and Dilutive Common Shares
Outstanding	33,485,581	29,026,250	29,373,303	18,310,093	15,599,750
Basic and Diluted Earnings (Loss) per Common Share	$0.34	$0.26	$0.39	$0.86	$(0.03)

•	Accumulated Other Comprehensive Income - Accumulated other comprehensive income presented in the accompanying consolidated financial statements consists of foreign currency translation adjustments.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introductions.

Off-Balance Sheet Arrangements

We do not have any off-balance arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans. Although the interest rates are fixed for the terms of the loans, the terms are typically 12 months and interest rates are subject to change upon renewal. Since April 28, 2006, China People’s Bank has increased the interest rate of RMB bank loans with a term of 6 months or less by 0.18%, and loans with a term of 6 to 12 months by 0.27%. The new interest rates are 5.4% and 5.85% for RMB bank loans with a term 6 months or less and loans with a term of 6-12 months, respectively. The change in interest rates has no impact on our bank loans occurred before April 28, 2006. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities at March 31, 2007 would decrease net income before provision for income taxes by approximately $0.03 million for the nine months ended March 31, 2007. Management monitors the banks’ interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated revenue and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenue and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB revenue, earnings and assets as expressed in our U.S. Dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of Revenue, if the selling prices of our products do not increase with these increased costs.

OUR BUSINESS

Overview

We are a holding company whose primary business operations are conducted through a wholly owned BVI subsidiary Sutor and its wholly owned Chinese subsidiaries, Changshu Huaye and Jiangsu Cold-Rolled. Sutor manufactures and sells steel finishing fabrication products. As a manufacturing business, Sutor utilizes a variety of processes and technological methodologies to convert raw materials into HDG Steel, PPGI, AP Steel and cold-rolled steel which we then sell to our customers who operate primarily in the construction, infrastructure and manufacturing industries. Our finished products can be categorized into one of four product lines which consist of HDG Steel, PPGI, cold-rolled steel and AP Steel.

We were incorporated on May 1, 1997 in the State of Nevada under the name Bronze Marketing, Inc. and changed our name to Sutor Technology Group Limited on March 6, 2007. From inception until December 31, 2002, we engaged in the business of providing inventory financing to facilitate the marketing and sale of bronze sculptures and other artwork. The business was not successful and we discontinued its active business operations as of December 31, 2002.

On March 15, 2004, we announced that we had entered into an agreement to acquire all of the issued and outstanding common stock of Hospitality Group, a privately held Nevada business with its principal headquarters located in Reno, Nevada. If that transaction had been completed, it would have resulted in a change in control of our Company, but the transaction was abandoned and the related transaction agreement terminated on October 1, 2004.

On November 3, 2006, we entered into a preferred stock purchase agreement with HFI pursuant to which we sold to HFI 135,000 unregistered shares of its Series A Preferred Stock for $425,000. HFI’s chairman Timothy P. Halter was appointed as our CEO, President and director. Prior to conversion, each share of the Series A Preferred Stock was entitled to 98 votes and was convertible into 98 shares of our common stock. As a result of that transaction, HFI acquired 90% voting control of our Company. A 1-for-10 reverse stock split occurred on March 6, 2007 and the number of votes per share of Series A Preferred Stock reduced from 98 votes per share to 9.8 votes per share. On March 9, 2007, all shares of Series A Preferred Stock were converted into our common stock.

Accordingly, from December 31, 2002 until the reverse acquisition of Sutor on February 1, 2007, we engaged in no active business operations. As a result of the transaction with Sutor Steel Technology Co., Ltd. and related financing which were consummated on February 1, 2007, our active business operations once again commenced.

Our Acquisition of Sutor and Related Financing

On November 7, 2006, we entered into an assignment agreement with BTHC III, Inc. or “BTHC,” a Delaware corporation, Sutor and the stockholders of Sutor, pursuant to which we agreed to assume all the rights, obligations and duties of BTHC under that certain share exchange agreement, dated September 7, 2006, by and among BTHC, Sutor and the stockholders of Sutor, as if we had entered into the share exchange agreement directly with Sutor and its stockholders. On February 1, 2007 the parties entered into an amendment to the share exchange agreement which, among other things, provided that stockholders of Sutor were to receive shares of our Series B Preferred Stock instead of our common stock as provided in the original share exchange agreement.

Pursuant to the share exchange agreement, as amended, and the assignment agreement, the stockholders of Sutor agreed to transfer all of the shares of the capital stock of Sutor Steel Technology Co., Ltd. held by them in exchange for a certain number of newly issued shares of our Series B Preferred Stock that would, in the aggregate, constitute at least 50.1% of our issued and outstanding capital stock on a fully diluted basis as of and immediately after the consummation of the transactions contemplated by the share exchange agreement and after giving effect to a financing transaction that resulted in gross proceeds to us of approximately $12 million.

On February 1, 2007, we entered into a securities purchase agreement and a registration rights agreement with certain investors, pursuant to which we issued and sold to these investors 39,473.56 shares of our Series B Preferred Stock for $12 million and agreed to register the shares of our common stock underlying these Series B Preferred Stock within a pre-defined period. In connection with the securities purchase agreement, our Chairman Lifang Chen also entered into a make good escrow agreement whereby Ms. Chen pledged a certain number of her shares of our Series B Preferred Stock to the investors. All shares of Series B Preferred Stock were converted in our common on March 9, 2007 on a 1-for-100 basis, after giving effect to a 1-for-10 reverse stock split.

Our acquisition of Sutor pursuant to the share exchange agreement was accounted for as a recapitalization effected by a share exchange, wherein Sutor is considered the acquirer for accounting and financial reporting purposes. The assets and liabilities of the acquired entity have been brought forward at their book value and no goodwill has been recognized.

Background and History of Sutor and its Operating Subsidiaries and Affiliates

Sutor was incorporated in the BVI in August 2006. Sutor presently has two direct, wholly owned operating subsidiaries: Changshu Huaye and Jiangsu Cold-Rolled. Changshu Huaye was incorporated in China as a foreign investment enterprise on January 17, 2003 with registered capital of $10 million. Jiangsu Cold-Rolled was incorporated in China on August 28, 2003 as a foreign investment enterprise with registered capital of $36 million. In addition, Changshu Huaye owns 90% of Dongbang Sewage, an industry and household sewage treatment plant which was incorporated in China in 2005 with registered capital of approximately $625,000. Almost all of our active business operations are conducted out of Changshu Huaye and Jiangsu Cold-Rolled. Changshu Huaye and Jiangsu Cold-Rolled were previously owned by Shanghai Huaye, as a 75% equity owner, and Hong Kong Huaye, as a 25% equity owner. Sutor acquired Changshu Huaye and Jiangsu Cold-Rolled from them in November 2006. Changshu Huaye and Jiangsu Cold-Rolled are located 15 kilometers away from Changshu port, China’s second largest steel distribution port.

Shanghai Huaye is a steel rough processing and trading company in China and our affiliate due to the fact that Lifang Chen, our Chairman and an 85.2% beneficial owner, has a 100% beneficial ownership interest in Shanghai Huaye. By selling off the coated steel finishing fabrication business to Sutor, Shanghai Huaye now specializes in steel trading, steel distributing and fabricating. We maintain a close business relationship with Shanghai Huaye as it serves as a primary distributor of our products and provider of our raw materials. See “Our Customers” and “Our Suppliers of Raw Materials” below for more details.

Changshu Huaye’s 90% owned subsidiary, Dongbang Sewage, is in business of sewage treatment. It provides sewage treatment services not only to Changshu Huaye and Jiangsu Cold-Rolled, but also to the households in Dongbang Town. Dongbang Sewage had revenue of approximately $84,000 and a net loss of approximately $24,700 in fiscal year 2006. Dongbang Asset, a PRC state-owned company, owns the other 10% interest in Dongbang Sewage. Under an agreement between Dongbang Town and Dongbang Sewage, dated November 16, 2005, net losses up to RMB 800,000 (approximately $102,000) incurred by Dongbang Sewage during the period from November 2005 to 2006 would be borne by Dongbang Town, and any net losses exceed RMB 800,000 would be borne by Dongbang Town and Dongbang Sewage equally. After November 2006, any losses incurred by Dongbang Sewage shall be borne by Dongbang Sewage.

Our Industry

The steel industry is a large, cyclical and highly competitive industry whose overall performance is closely tied to global economy. Historically, steel prices have increased during periods of overall economic growth and decreased during recessionary periods. According to Datamonitor, the total revenue of the global steel market reached $957.9 billion in 2005, representing a compound annual growth rate, or “CAGR,” of 27.2% during the five-year period spanning from 2001 until 2005. During that same period, the volume of global steel production increased at a CAGR of 7.7%, reaching 2 billion metric tons in 2005. 2005 was a particularly difficult year for world steel manufacturers due to over supply. Global steel prices fell dramatically during 2005 and the steel prices in Asia started to fall in the second half of 2005. The global composite steel price has increased since February 2006. The global steel market is expected to continue to grow, but at a slower CAGR of 4.3% between 2005 and 2010 in terms of production volume.

Growth in the global steel industry has been driven primarily by economic development in the Asia-Pacific region and increased commercial activity in Europe over the last five years. The Asia-Pacific area is the largest steel production region, accounting for approximately 51% of the global market’s steel production value. Europe accounts for approximately 29.6% of the market value. The steel market in the Asia-Pacific region grew by 23.9% in 2005 to reach a value of $492.4 billion with a CAGR of 34.7% from 2001 to 2005. According to MEPS (International) Ltd., Asia, which is the largest contributor to the world steel production, maintains relatively low pricing compared with other areas.

The primary geographic market for our products is China, which is presently the world’s largest producer and consumer of steel. The growth of the steel market in China has grown in tandem with the growth in overall economic activity in China, but the expansion rate of steel industry is well above the growth rate of the overall Chinese economy. Similar to the global steel market, the rate of growth in the Chinese steel market continues to increase, but at a decreasing rate due to oversupply in certain segments of the marketplace, particularly the low- and middle- grade segments. According to estimates provided by China’s Iron and Steel Association, China’s potential capacity in iron and steel production reached 470 million tons by the end of 2005, 120 million tons more than demand. The growth rate of steel production reached 28.35%, nearly 13 percentage points higher than that of demand.

Notwithstanding the oversupply trend in the low-and middle-grade steel segments, according to Citics China Securities Research, the demand in China for high-end products that utilize steel and steel products as a component, such as the manufactured steel products produced by Sutor, still exceeds the supply in China. Total import of high-end steel products was more than 20 million metric tons in 2005 and the high-end steel products accounted for more than 80% of the total imports. Industry experts believe that 30-40% of the demand in China for high-end steel products, such as coated steel and cold-rolled thin steel strips, is satisfied by imports. In 2006, the Chinese government issued the industrial structure reform directive for controlling low-end production. We believe that this directive will have a positive impact on our business.

Like most marketplaces, there are various grades of products within the steel industry. We produce high-end steel products, which include HDG Steel, PPGI and other steel products, using an advanced production technology that meets what are very often extreme size and quality requirements and specifications of our customers. Examples of low and medium grade steel products include as wire steel and steel bars whereas high-end steel products include silicon steel and coated steel, which is one of Sutor’s primary product offerings.

Coated steel is widely applied in many industries, including in the electrical household appliances marketplace, and in the architectural industry for items such as facades and exposed structural steel as well as in the automobile, medical products and bridge and highway construction industries in items such as steel decks, girders, stringers, light and signposts, guardrails and fencing. Generally speaking, the more developed the economy is, the larger the demand for high-end coated steel. Those modern industries that use high-end coated steel as raw materials, such as the electrical appliance industry and modern steel structure architecture industry, tend to grow along with increases in per capita disposable income.

Coated steel, especially high-end coated steel, is a major component for the parts and outer casings of high-end electric household appliances. The electrical household appliance industry in China has experienced double digit growth for the last several years. China is the world’s leading manufacturer and the largest market of electrical household appliances. As estimated by the PRC State Business Information Center, the total production value reached $50.6 billion in 2005, a 21.86% increase from 2004. A significant trend of the electric household appliance consumption is that the market share of the high-end and high value-added products are expanding. This trend contributed to the increase in demand for HDG Steel and PPGI, especially for high-end galvanized steel and PPGI in terms of quality and specifications. The air conditioner industry accounts for the largest demand for galvanized steel and PPGI with an annual consumption of 300,000 metric tons of galvanized steel and PPGI according to information provided by ChinaCCM.com.

In addition, China is a large architectural material manufacturer. Roughly 50% of China’s GDP is driven by fixed asset investment. Although the PRC government is intervening in the real estate industry, the contribution of fixed asset investment is still expected to be around 37% in the next five years. As a result, it is expected that the market for high-end construction steel will grow, which will result in a large consumption of high-end coated steel. Coated steel, especially PPGI, has a large potential market in the architectural material industry. The architecture industry utilizes a large amount of coal steel products in various specifications. The demand is trending toward greater requirements for thinner and more intensive products.

Several characteristics about the coated steel markets and production in China are noteworthy:

•
Despite the over-expansion of low and medium-end coated steel production, the high-end coated steel products are under-supplied. According to Citics, the production of galvanized/prepainted steel accounts for only 2% of the total steel production in China, as compared to 7-8% in developed countries. Since 2001, although low and medium-end coated steel production capacities have over expanded and the total supply has outstripped demand, high-end coated steel products remain in short supply and rely, in a significant part, on imports. Since high-end coated steel products require advanced technology and capital-intensive equipment, most Chinese manufactures are not technically capable of producing high-end coated steel products.

As estimated by China CCM in 2005, China’s total production of galvanized steel reached 8.8 million metric tons and PPGI reached 1.8 million metric tons, representing a 50% increase from 2004. The estimated demand in China was roughly 12.5 million metric tons for galvanized steel and 2 million metric tons for PPGI in 2005. Although demand outstripped supply in the overall coated steel market, it was high-end coated steel products, not low-end coated steel products, which were under supplied. Nearly 30% of total consumption of high-end coated steel was imported from overseas producers.

•
The coal steel market is highly fragmented and Eastern China is the largest geographic market in China.  There is no significant market leader in the Chinese coal steel industry. Most manufacturers are small-scale private companies operating with out-of-date equipment and technology. Large state-owned enterprises are the main manufacturers; however, only a few of them can produce high-end coated steel products. Eastern China, including Shanghai, Zhejiang Province and Jiangsu Province, is the largest galvanized steel and PPGI consumption region in China. Prices in Eastern China, to some extent, influence the national price level.

•
There is increased market demand for galvanizing on hot-rolled steel. Technically, galvanizing could be applied on both cold-rolled steel and hot-rolled steel. However, as of date, almost all galvanized steels produced in China are galvanized on cold-rolled steel. With the development of economy in China, the market demand for galvanizing on hot-rolled steel increases. Due to high demand of production technology and considerable initial capital investment, there are currently only two production lines of galvanizing on hot-rolled steel in China — Bao Steel and Handan Steel.

•
Barriers to entry. Due to the nature of the high-end steel products industry, there are significant barriers to entry for new players. The steel industry is capital-intensive. Companies in this industry must maintain large and advanced pieces of equipment that are used in the manufacturing process and that require considerable initial investment, maintenance and repair expenses. For example, a 400,000 metric ton continuous galvanizing line on hot-rolled steel costs more than $16 million. In addition, due to concerns over the rapid expansion of low-end coating steel production and the resulting oversupply of low-end coating steel products, the Chinese government no longer encourages newly built small-scale galvanizing companies. In addition, manufacturing high-end steel products has high technology requirements. For example, even though the hot-dip galvanizing is a mature process, the high requirement of production technique and experienced engineers and technicians prevents many manufacturers from producing high-end steel products.

Our Products, Production Processes and Services

Our products can be applied to various industries, including the construction materials, electrical household appliances, equipment and medical instrument manufacturing and others. Our largest customers are operating in the electrical household appliance market and construction material industry.

In the steel manufacturing industry, products are available in a broad array of grades depending on the product specifications, the manufacturing process used to produce steel products, the amount of finishing and quality of the raw materials used in the manufacturing process. Our current products include HDG of cold-rolled steel, PPGI, cold-rolled steel and AP Steels. HDG of cold-rolled steel and PPGI are primarily manufactured by Changshu Huaye and our AP Steel products and cold-rolled steel are new product lines of Jiangsu Cold-Rolled. We were certified ISO 9001:2000 for our quality management system in 2005.

Current Products

Our HDG Steel Product Line

Using a modern, progressive technology called hot-dip galvanizing, we produce HDG Steel in different dimensions and using different materials and specifications requested by our customers. HDG Steel is often used as a fundamental component in electrical household appliance and construction materials.

We produce not only common industrial specifications, but also extreme specifications that we believe only a few other large PRC state-owned steel manufacturers can produce. The following table compares our capabilities in this regard:

	Width (mm)	Thickness (mm)	Galvanized Layer Weight (g/m2)
Our Specification Scope	700-1250	0.18-1.5	70-280
Industrial Common Specification Scope	700-1250	0.3-1.2	100-180

We are also capable of manufacturing more extreme specifications than described above. For instance, we are technologically capable of producing 1300mm wide and 0.16mm thick HDG of cold-rolled steel. As a result, we maintain a competitive advantage in extreme specification technology in terms of thickness and the weight of the galvanized layer. We have the flexibility to adjust our production specifications to meet changes in market demand. Currently, HDG of cold-rolled steel are manufactured by Changshu Huaye. Jiangsu Cold-Rolled plans to install a new HDG Steel production line which can produce both HDG of cold-rolled steel and HDG of hot-rolled steel. This new production line is expected to be operational by approximately February 2008. The addition of the new production line will significantly expand our production capacity of HDG Steel, which will increase our designed production capacity from 200,000 ton per year to 600,000 ton per year.

Our PPGI Product Line

Our PPGI product line is primarily manufactured by Changshu Huaye and is typically made to order based on customer specifications. Our PPGI products are used mostly in construction materials, and the parts and casing of electronic household appliances. We produce our PPGI by color-coating on HDG of cold-rolled steel and then coating them in various colors, including ivory white, ocean blue, pink and any other color according to customer requirements.

Our PPGI specification generally ranges from 700mm to 1250mm in width and from 0.2mm to 1.2mm in thickness. Due to market demand, PPGI Strip’s specification range is not as broad as that of HDG Steel. The largest composition for PPGI is 0.24mm-0.45mm in thickness and 1200mm in width.

Our PPGI color coated production line is equipped with the latest twice baking and coating technology, which together with indirect heating, enhances the color coated layers adhesion to the galvanized zinc layer.

We currently self-supply approximately 30% of HDG of cold-rolled steel to our PPGI production. We have a stringent process in selecting suppliers to ensure our PPG Strip’s quality.

Our AP Steel Product Line

Jiangsu Cold-Rolled recently completed the construction of the AP Steel product line which went into operation in September 2006. Acid pickling is a process that removes scales and oxides from the steel strip surface by pickling, cold rolling and annealing. Hot-rolled steel strips must be pickled before further processing. AP Steel products are used mostly as a raw material for cold-rolled steel strip, HDG Steel, as well as components of automobile and manufacturing equipment, etc. Acid pickled steel strip is our intermediate product used for our production of HDG of hot-rolled steel and full-hard cold-rolled steel. We also sell a part of our AP Steel products to the market. Our AP steel products come in several different dimensions and using different materials and different specifications.

Our Full-hard Cold-rolled Steel Product Line

Cold-rolled steel strip is full-hard cold-rolled steel strip treated by an annealing process. It is a raw material used to produce HDG of cold-rolled steel. We produce full-hard cold-rolled steel strips through a reverse cold rolling mill.

We use a portion of the full-hard cold-rolled steel strips for our production of HDG of cold-rolled steel. The remaining undergo the annealing process and are sold to the market. Our manufacturing of this product commenced in January 2007.

Future Products

Once construction of Jiangsu Cold-Rolled is completed, we expect to manufacture and sell HDG of hot-rolled steel.

HDG of hot-rolled steel

HDG of hot-rolled steel is produced by galvanizing directly on hot-rolled steel strips, using the hot-dip galvanizing technique. Our HDG of hot-rolled steel products are manufactured on the continuous hot-rolled/cold-rolled galvanizing line. We believe that production of HDG of hot-rolled steel is more cost-efficient than production of HDG of cold-rolled steel because production of HDG steel products occurs directly on hot-rolled steel and, therefore, avoids the procedure of cold rolling hot-rolled steel. However, these products are generally thicker than HDG of cold-rolled steel. The specification range is from 1.5mm to 4.5mm in terms of thickness.

Our HDG hot-rolled steel production line in Jiangsu Cold-Rolled is still under construction and we expect that this product will enter into the market at around February 2008.

Our Integrated Production Processes

We integrate the production process from hot-rolled steel strips to our intermediate and final products. We utilize modern, progressive and automated production technology and our equipment setting combinations are strictly maintained. There are generally only 15 workers on a continuous cold-rolled galvanizing line and 11 workers on the PPGI production line per shift. The chart below demonstrates our production process.

Hot-rolled Steel (Outsourced)
Acid Pickling
Acid Pickled Steel
Coldrolling
Full-hard Cold-rolled Steel
Galvanizing (hot-roll/cold-roll)
Annealing
HDG (cold-rolled)
HDG (hot-rolled)
Cold-rolled Steel
Color Coating
Product
Process
PPGI

Our Products are High-Margin and High-End Products

In the steel industry chain, companies whose direct customers are the end users of products enjoy the highest profit margins. We operate in a relatively high margin, high-end section of the steel industry chain of distribution. In order to capitalize on higher margins, we plan to further extend our business into the upper stream of the industry chain by adding the acid pickling production line and full-hard cold-roll steel strip production line. The chart below demonstrates our position in the steel industry value chain.

Our Customer Service

We strive to be customer-focused and use an integrated, full service customer relationship approach, which includes sourcing, producing, customized processing, sales, distribution and post-sales customer services.

We currently have long-term relationships with three companies to provide customized logistic solutions for our customers. Approximately 70% of our products are transported through Diamond Logistic Center and our sales agents.

We also provide customized processing services for our customer. Manufacturers of parts and outer casings for electric household appliances are our major clients, some of them demand preliminary processing services. We customize our products according to the specifics provided by our customers which help them to avoid scrap.

Our Business Strategy

We are committed to provide high quality products, responsive service and competitive prices in the niche market of HDG Steel and PPGI. Our goal is to become the leading manufacturer of high-end HDG Steel and PPGI in China. Our principal business strategy includes the following components:

Increase production capacity. We recently added AP Steels and lunched the full-hard cold-rolled steel strips production in January 2007. We expect to produce HDG of hot-rolled steel in approximately January 2008 and add another production line of HDG of cold-rolled steel. We plan to use a portion of the net proceeds raised in a private placement transaction closed in February 2007 to expand our designed total production capacity from the 320,000 tons per year in 2006 to approximately 1.47 million tons per year by the end of 2007.

Improve production cost-efficiency and pursue the high-margin customer market. We plan to continue to build a relationship with our suppliers and distributors to secure competitive prices and a stable supply of raw materials. In addition, we intend to further expand our business to the upstream industries, such as the production of cold-rolled steel strip and acid pickled steel strip, so as to decrease the costs for our HDG Steel and PPGI products and achieve a higher profit margin.

Expand direct sales to existing customers and active market to new customers. We plan to expand our sales network and strengthen the direct sales channel to enlarge our market share in both China and the international market.

Strengthen our research and development efforts. We intend to continue to strengthen our research and development capacities and to provide high-quality products and a wide spectrum of value-added services so as to further build up our brand in both Chinese and the international market.

Our Suppliers of Raw Materials

Our business depends on continuous access to reliable suppliers of various raw materials, principally steel coil, zinc, oil paint and acid. We value the quality of raw materials and do not compromise quality for lower prices. We source our raw materials from various suppliers and believe that our suppliers are sufficient to meet our present needs.

The primary raw material for our products is steel coil, which historically accounted for approximately 90% of our total production cost. We purchase steel strips from Chinese companies, both state-owned enterprises and private companies. State-owned enterprises can ensure consistent large supply, but do not react quickly to the fluctuations in prevailing market prices. On the other hand, private companies normally react quickly to price changes, but are not as reliable as state-owned enterprises in term of consistent supply. By sourcing our raw materials from a combination of state-owned enterprises and private companies, we enjoy both a reliable source of raw materials and competitive prices. At this time, we use partially our own produced HDG of cold-rolled steel, and purchase parts of HDG of cold-rolled steel, for our production of PPGI.

Zinc is an important raw material for HDG of cold-rolled steel and accounts for approximately 6% of the total product costs of HDG Steel. We have established long-term relationships with several Chinese and Korean suppliers. We compare the prevailing domestic and Korean prices and choose the lower price. Zinc prices are the most volatile among those of all raw materials, whose prevailing prices are closely guided by the London Medal Exchange quotation. However, Zinc only accounts for approximately 6% of total costs and we generally are able to pass on increased cost to our customers.

Oil paint accounts for approximately 6.7% of the total production costs of PPGI. Currently, Nippon Paint Co., Ltd. and Lanling Paint Co., Ltd. are our largest suppliers of oil paint. We are one of their largest customers and obtain what we believe are favorable pricing terms.

Our global sourcing network is designed to ensure the highest quality-to-price ratio of the raw materials we purchase. Sutor’s internal specialists collect Chinese domestic and global market information everyday and track domestic and global market price fluctuations closely, which allows us to react rapidly to any price change.

In fiscal year 2007, we expect that over 60% of our procurement will have been conducted through our affiliate, Shanghai Huaye. We have entered into a one-year agreement with Shanghai Huaye and appointed Shanghai Huaye as our procurement agent and Shanghai Huaye agreed to use its resources and best efforts to purchase raw materials for us at the lowest price possible. Under the agreement, Shanghai Huaye has the obligation to inform us the price, specifications and other material terms of the procurement agreement and must obtain our approval before signing a procurement agreement. Our arrangement with Shanghai Huaye helps us in receiving relatively lower purchase prices from suppliers due to the stronger bargaining power of Shanghai Huaye. The table below provides information regarding our top 10 suppliers during fiscal year 2007.

Top 10 Suppliers (July 2006 - June 2007)
(All amounts, other than percentages, in million of U.S. dollars)

Supplier	Raw Materials	Supply Value **	Percentage of Total Material Costs
Shanghai Huaye*	Steel	$57.3	30%
Wuxi Haide Steel Fabrication*	Steel	17.0	9%
Jiangsu Dajiang Metal Material	Steel	16.7	9%
Huaye Steel Fabrication*	Steel	12.5	7%
Shanghai Golden Torch	Zinc	12.2	6%
Jiangsu Dalishen Group	Steel	9.9	5%
Foshan Shunde Jingao Trading Company	Steel	8.8	5%
China Metals and Minerals Import & Export Co., Ltd.	Steel	7.9	4%
Inner Mongolia Steel	Steel	5.1	3%
Wenzhou Daziran Steel	Steel	4.6	2%

* Affiliates of Shanghai Huaye
** Calculated on the base that $1 = RMB 7.9168.

Our Customers

Our main customers are manufacturers of electrical household appliances, construction steel suppliers and manufacturers of automobiles, ships, and other large equipment. Sales to manufacturers of electrical household appliances accounted for approximately 40% of our total sales of our HDG Steel and 20% of our total sales of PPGI products in fiscal year 2006. Sales to manufacturers of construction materials accounted for approximately 30% of our total sales of HDG Steel products and 60% of our total sales of PPGI products in fiscal year 2007. Sales to manufacturers of construction materials accounted for approximately 30% of our total sales of HDG Steel products and 70% of our total sales of PPGI products in fiscal year 2006. We are often designated by end users as their primary supplier for their parts and outer casing manufacturers. For example, Meidi Electronics has designated us as the primary supplier of HDG Steel and PPGI for their products.

Approximately 76% and 55% of our revenue was derived from Shanghai Huaye and its affiliates in fiscal year 2006 and during the nine months ended March 31, 2007, respectively. On December 7, 2006, Changshu Huaye entered into a sales cooperation frame agreement with Shanghai Huaye, pursuant to which, Shanghai Huaye agreed to act as Changshu Huaye’s sales agent to sell products manufactured by Changshu Huaye in exchange for 0.5% of the unit sales price as sales commission. The agreement also provided that Shanghai Huaye may negotiate and execute sales contracts with clients for Changshu Huaye, but shall notify Changshu Huaye all major contractual terms which must be agreed by Changshu Huaye before the execution of the final contracts. The sales cooperation frame agreement has a one-year term and expires on December 31, 2007. We plan to further expand our customized processing services and increase our direct sale to end customers, which will result in higher margins.

Our Sales and Marketing Efforts

We are developing a diversified sales network which allows us to effectively market products and services to our customers. We sold approximately 30% of our products through our own sales and marketing department in fiscal year 2006. Our sales and marketing department currently consists of approximately 40 employees.

In addition to sales efforts conducted directly by our internal sales team and other employees, we also use sales agents. We have relationships with 39 sales agents to sell our products, eight of which have a direct contractual arrangement with us and the other 31 agents are affiliates of Shanghai Huaye. We entered into a sales agreement with each of these eight sales agents. Pursuant to the agreement, we have the obligation to provide certain amount of our products to each of the sales agents and the sales agent has the obligation, at its own expense, to sell and deliver our products to the consumers in exchange for sales commissions ranging from RMB 20 (approximately $2.62) per MT to RMB 80 (approximately $10.48) per MT, based on the actual amount of our products that they purchase from us.

In terms of geographic area, our sales network covers most provinces and regions in China. The biggest market for our products within China is eastern China, which includes Shanghai, Zhejiang province and Jiangsu province.

Since September 2004, we have exported our products to Europe, the United States, South Africa, South Asia and Southeastern Asia. Our foreign sales accounted for approximately 0.01%, 4.1% and 10.7% of our total revenue in fiscal years 2005, 2006 and for the nine months ended March 31, 2007, respectively. Europe and the United States are our two largest markets outside of China. Currently, sales to these two areas constituted approximately 76.6% of our total exports in fiscal year 2007.

We have also been marketing and promoting our products through the following means:

Promotion in China

•	Advertising on industrial professional websites, major industrial journals, as well as outdoor advertising boards along the highways;

•	Hosting annual product promotion meeting with current and potential customers, in which we introduce our products and new improvements to the market;

•	Attending various exhibitions to improve our name recognition; and

•	Visiting our customers and collecting information regarding their needs.

Promotion in International Market

•	Visiting customers and conducting direct communication;

•	Mailing of our catalog, brochure and quotations to potential international customers;

•	Attend international industrial exhibitions;

•	Contacting overseas sales agencies to obtain customer information; and

•	Inviting potential importers to our Company and conducting trial sales.

Our Competition and Our Market Position

Competition within the steel industry, both in China and worldwide, is intense. We compete with both large scale state-owned enterprises and smaller scale private companies. In addition, we also face competition from international steel manufacturers.

We estimate our current market share in China for HDG Steel and PPGI to be approximately 1.5% and 2.8%, respectively, based on our total sales in 2005. Eastern China is our biggest market in China and accounted for approximately 70% of our total sales in 2005. The demand of Eastern China accounts for approximately 20% of China’s total demand for HDG Steel and PPGI and we estimate that we have approximately 5% of the market share in Eastern China.

Even though the demand for steel finishing fabrication products has increased in recent years, due to the over expansion of the total production capacity of HDG Steel and PPGI, the increase of supply for low-end HDG steel and PPGI products have outpaced the increase of demand for such products. However, due to the high requirements for production technology and equipment, we believe that demand for high-end HDG Steel and PPGI market remains strong. Currently, only our Company and a few large state-owned enterprises are capable of producing high-end HDG Steel and PPGI products in China.

Private steel product manufacturers in China generally focus on low-end products. Many of our competitors are much smaller than us and use older equipment and production techniques. In contrast, our products are aimed at the high-end markets so we attempt to manufacture them with superior quality and broader range of specifications. We use advanced manufacturing equipment that we have purchased from developed countries, such as France and Italy, and employ engineers and researchers who are experienced with different production techniques. This allows us to provide a broad array of products in terms of thickness, zinc layer weight and width of steel coil, which helps us target high-end customers whose manufacturing specifications are extreme.

There are several state-owned steel manufacturers that produce comparable products to our products. As compared with those competitors, we differentiate ourselves by the following:

•	Providing customers with shorter lead times. We are able to guarantee lead times for urgent orders, even for very small ones. We can provide products in as short as one or two days;

•	Greater flexibility in sales arrangements. We are able to take orders as small as several tons;

•	We operate more efficiently than our state-owned competitors and have lower total labor costs, therefore, lower product prices; and

•	We provide more customer-oriented services.

We also compete with international steel product manufacturers in the global market, such as Mitel Corporation and Posco Steel. As compared to our competitors in Europe, Korea and the United States, we believe we have lower production costs and can offer more competitive pricing. In addition, competitors in developing countries lag behind due to low product quality and limited product specification ranges. We began exporting our products in September 2004 and our products are now sold to Europe, the United States, Southeast Asia, and South Asia. Our export sales accounted for approximately 10.7% of our total sales for the nine month period ended March 31, 2007.

Our operating subsidiaries, Changshu Huaye and Jiangsu Cold-Rolled, are both located in Changshu, which provides us a transportation cost advantage. Changshu is situated in the eastern coastal part of China, the largest market for coated steel products in China. In addition, our affiliate Shanghai Huaye has a logistic center in Changshu port, which provides us convenient and low cost transportation for both raw materials and finished products.

Our Research and Development

We believe that the development of new products and new technology is critical to our success. We are continuously working to improve the quality, efficiency and cost-effectiveness of our existing products and develop technology to expand the range of specifications of our products.

We have a strong research and development team that is led by Liuhua Guo and Xun Zhang. Mr. Guo has more than 10 years of experience in the coated steel industry and worked as a deputy CTO for Bao Steel from 1998 to 2002. Currently, we have approximately 40 employees devoted to research and development, all of whom have at least a bachelor’s degree. Our research and development staff has developed several production techniques that we believe improved our product quality and reduced our production costs.

In fiscal years 2004, 2005 and 2006, our research and development expenses amounted to about $0.05 million, $0.45 million and $0.42 million, respectively. These expenses were mainly composed of staff costs, equipment purchases and other research and development related expenses

Our Intellectual Property

We have filed a patent application for our production technique of 0.18mm-0.20mm HDG of cold-rolled steel with the Patent Office of the State Intellectual Property Office of China which is pending approval. The common specification range for HDG of cold-rolled steel is 0.23mm-1.5mm in thickness. 0.20mm is considered extremely thin for HDG Steel. With our technique, we are capable of producing 0.18mm thick HDG Steel through the general continuous galvanizing production line. We expect the patent application will be granted in the second half of 2007.

In August 2005, Shanghai Huaye agreed to transfer the trademark of  “”  to Changshu Huaye without consideration. Such transfer was approved by the Trademark office of the State Administration for Industry and Commerce of China in August 2006 As a result, we have all the legal rights for such trademark, the term of which expires in July 2015.

All of our products are sold with the trademark of “,” which is widely accepted by Chinese and international clients.

In addition, we have registered the following domain names: www.cshuaye.net, com, www.cshuaye.com, www.changshuhuaye.com, www.cshuaye.cn, and www.cshuaye.com.cn. www.cshuaye.com is the main domain we use.

All our key employees, especially engineers, have signed confidentiality and non-competition agreements with us. In addition, all our employees are obligated to protect our confidential information. Where appropriate for our business strategy, we will continue to take steps to protect our intellectual property rights.

Our Employees

We currently employ approximately 280 full-time employees of which approximately 168 are employees of Changshu Huaye and approximately 112 are employees of Jiangsu Cold-Rolled. Approximately 39% of our employees hold at least a bachelors degree.

Our Chinese subsidiary has trade unions which protect employees’ rights, aim to assist in the fulfillment of our economic objectives, encourage employee participation in management decisions and assist in mediating disputes between us and union members. We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

As required by applicable Chinese law, we have entered into employment contracts with all of our officers, managers and employees. We are required by Chinese law to make several mandatory contributions for our employees, including social pension, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, at an aggregated rate of 29.9% of the average monthly salary each month. As of the date of this prospectus, we are in material compliance with the applicable PRC employee law and regulations and have made the contribution as required by the applicable laws.

With the expansion of our business operations, we expect that the number of our employees will increase in the next 12 months.

Our Facilities

All land in China is owned by the State. Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes. In the case of land used for industrial purposes, land use rights are granted for a period of up to 50 years. This period may be renewed at the expiration of the initial and any subsequent terms. Granted land use rights are transferable and may be used as security for borrowings and other obligations. We currently have land use rights to six parcels of land with approximately 356,152 square meters in aggregate, consisting of manufacturing facilities, office buildings and land reserved for future expansion. All six parcels are located in Dongbang Town, Changshu, China. We have fully paid the land use fees.

We also own six buildings with approximately 53,301 square meters. We are in the process of obtaining ownership certificates for eight other buildings with approximately 32,201square meters. Some of our real property is subject to lien to secure certain bank loans.

We currently operate two manufacturing plants: Changshu Huaye and Jiangsu Cold-Rolled. Both are located in Dongbang Industrial park, Changshu, China. Changshu Huaye was established in January 2003 and started operation in June 2004. Changshu Huaye was designed to have a production capacity of 200,000 metric tons of HDG of cold-rolled steel and 120,000 metric tons of PPGI. Jiangsu Cold-Rolled was established in August 2003 and is still under construction. Its acid pickling production line started operation in September 2006. The cold-rolled steel production line started operation in January 2007. The remaining production lines are still under construction.

In addition, our subsidiary Dongbang Sewage also owns a sewage treatment facility that provides sewage treatment services to our subsidiaries, as well as other manufacturing plants and households in Dong Bang, Jiangsu.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

Regulation

Because our operating subsidiaries Changshu Huaye and Jiangsu Cold-Rolled are located in China, we are regulated by the national and local laws of PRC.

We must adhere to PRC’s environmental laws. Under the relevant PRC environmental laws, all manufacturing enterprises must submit an environmental impact report to the relevant environmental protection authority before starting production operations. In addition, manufacturing enterprises must engage professional environmental organizations to monitor and report on pollutants emission regularly. The main pollutants generated by Changshu Huaye and Jiangsu Cold-Rolled are sewage, waste gas, noise and solid waste. We have taken the necessary measures to control the discharge of these pollutants. In 2002, Changshu Environment Monitor Station issued a report that we have met the emission standards provided by the relevant PRC laws and regulations. As a result, the Changshu environmental protection Bureau granted us the certificate of legal emission in 2006. We are in material compliance with the PRC environmental laws and regulations as of December 2006.

In addition, all our products exported to the E.U. that are used as parts or components for certain electrical products must obtain a SGS Test report according to the EU ROHS Directive. We obtained the report in 2005. The SGS Test report does not need to be renewed annually.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

The following sets forth the name and position of each of our current executive officers and directors.

Name	Age	Position

Lifang Chen	34	Chairman of the board of directors

Liuhua Guo	37	Chief Executive Officer and President

Yongfei Jiang	28	Chief Financial Officer, Treasurer and Secretary

Xun Zhang	35	Chief Technology Officer

Lifang Chen. Ms. Chen became our Chairman on February 1, 2007. She has been the Chairman of our subsidiary, Sutor Steel Technology Co., Ltd., since August 2006. Since June 2001, Ms. Chen has also served as the Vice President of Shanghai Huaye. From September 1993 to May 2001, Ms. Chen served as the director of the civil administrative bureau of Xiaoshan District, Hangzhou city. She has extensive experience in enterprise management and received a doctorate degree in Business Management from Century University of America in 2004.

Liuhua Guo. Mr. Guo was appointed as our Chief Executive Officer on June 18, 2007. Prior to his appointment as the successor to Mr. Ni, our former Chief Executive officer, Mr. Guo had served as our Chief Technology Officer since February 1, 2007 and the Chief Technology Officer of Changshu Huaye since 2002, where he was responsible for the management of production and supervision of the construction of the production lines in Changshu Huaye. From 1998 to 2002, Mr. Guo worked as the deputy CTO at Bao Steel Huangshi Galvanized Steel Strip Co., Ltd. where he was responsible for construction of production lines and technology development. Mr. Guo has worked as technical engineer of galvanized steel strip manufacturing companies since 1995. Mr. Guo published several articles in major academic periodicals in coating industry. He has a bachelor’s degree in engineering from Wuhan University of Science and Technology.

Yongfei Jiang. Mr. Jiang became our Chief Financial Officer, Treasurer and Secretary on February 1, 2007, and has been the Chief Financial Officer of Changshu Huaye since 2005. From 2002 to 2005, Mr. Jiang served as the finance manager of Guangzhou Huaye Trading Co., Ltd., a subsidiary of Shanghai Huaye, where he was responsible for the financial and capital management. From 1999 to 2002, Mr. Jiang worked as the finance manager at Zhejiang Guotai Seal Material Co. Ltd., an equipment manufacturer. Mr. Jiang has 8 years of experience in corporate accounting and finance. He has a MBA from Hong Kong Industrial and Commercial College.

Xun Zhang. Mr. Zhang became our Chief Technology Officer on June 18, 2007. Prior to his appointment as our Chief Technology Officer, Mr. Zhang had worked as our Chief Project Engineer since April 2005. He was responsible for the bidding, design examination, assembling and testing of the acid pickling, acid regeneration and cold-rolled steel production lines of our subsidiary Jiangsu Cold-Rolled. He was also responsible for the drafting of technical procedure of various production lines and staff training. From 1995 to 2005, he worked as the Deputy Chief Engineer at the project department of Baoshan Iron & Steel Co., Ltd. Mr. Zhang has a bachelor’s degree in engineering from Huanzhong University of Science and Technology.

Except as noted above, there are no agreements or understandings for any of our executive officers or director to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Board Composition and Committees

The board of directors is currently composed of one person, Lifang Chen. All board action requires the approval of a majority of the directors in attendance at a meeting at which a quorum is present. We intend to increase the size of our board of directors in fiscal year 2008.

We currently do not have standing audit, nominating or compensation committees. Our entire board of directors handles the functions that would otherwise be handled by each of the committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including equity plans), including compensation of executive officers.

Our sole director, Ms. Chen is not an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons, Promoters and Certain Control Persons; Corporate Governance,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Ethics

On January 31, 2007, our board of directors adopted a new code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The new code replaces our prior code of ethics that applied only to our principal executive officer, principal financial officer, principal accounting officer or controller and any person who performed similar functions, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code.  A copy of the Code of Ethics has been filed as Exhibit 14 to our current report on Form 8-K, filed on February 2, 2007.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Background and Compensation Philosophy

Our compensation philosophy and objectives are simple and straightforward: our goal is to compensate our executives fairly for the services they provide. In fiscal year 2007, we accomplished our goal by providing a base salary to our named executive officers. As disclosed below, each of the currently named executive officers entered into an employment agreement with our subsidiary Sutor Steel Technology Co., Ltd., and their employment agreements govern the amount of base salary the executives are paid.

In fiscal year 2007, we had six named executive officers, Liuhua Guo, our Chief Executive Officer and President; Yongfei Jiang, our Chief Financial Officer; Guoxiang Ni, our former Chief Executive Officer who resigned on June 17, 2007; Timothy P. Halter our former President, Chief Executive Officer, and Chief Financial Officer who resigned on February 1, 2007; Thomas G. Kimble, our former President, Chief Executive Officer and Chief Financial Officer who resigned on November 3, 2006; Heather Hamby our former President, Chief Executive Officer and Chief Financial Officer who resigned on October 26, 2006. Since February 1, 2007, Ms. Lifang Chen has been our sole director and a majority stockholder. Ms. Chen approved the 2007 fiscal year compensation of our named executive officers, Mr. Liuhua Guo, Mr. Guoxiang Ni and Mr. Yongfei Jing, in her capacity as our sole director.

As the membership of our board of directors increases, our board of directors may form a compensation committee charged with the oversight of our executive compensation plans, policies and programs and the authority to determine and approve the compensation of our chief executive officer and make recommendations with respect to the compensation of our other executive officers.

Elements of Compensation

Base Salary. In fiscal year 2007, we provided our executive officers with a base salary to compensate them for services rendered during the year. The base salary we provide is intended to equitably compensate the named executive officers based upon their level of responsibility, complexity and importance of role, leadership and growth potential, and experience. Our named executive officers are employees-at-will and received an annual salary as provided in their employment agreements, which are reflected in the Summary Compensation Table below.

Discretionary Bonus. In fiscal year 2007, we did not provide bonus compensation to our executive officers; however, the executives are eligible to receive a discretionary bonus pursuant to the terms of their respective employment agreements. If our board of directors determines to do so in the future, bonuses may be paid on an ad hoc basis to recognize superior performance. If our board of directors decides to provide bonus compensation as a regular part of our executive compensation package, our compensation committee or our board of directors if we do not yet have a compensation committee, will establish performance goals for each of the executive officers and maximum bonuses that may be earned upon attainment of such performance goals.

Stock-Based Awards and Long-Term Incentive. We presently do not have any equity based or other long-term incentive programs, and we did not grant stock based or long-term incentive awards as a component of compensation in fiscal year 2007. In the future, we may adopt and establish an equity-based or other long-term incentive plan if our compensation committee or our board of directors if we do not yet have a compensation committee, determines that it is in the best interest of the company and our stockholders to do so.

Post-Employment Compensation. Currently, we do not provide any employees, including our named executive officers, post-employment compensation, including company sponsored retirement benefits, deferred compensation, severance, termination or change of control arrangements (other than a state pension scheme in which all of our employees in China participate).

Perquisites. Historically, we have provided our named executive officers with minimal perquisites and other personal benefits that we believe are reasonable. For fiscal year 2007, the aggregate amount of the perquisites and other personal benefits provided to any named executive officer did not exceed $10,000. We do not view perquisites as a significant element of compensation, but we do believe they can be useful in attracting, motivating and retaining the executive talent for which we compete. We believe that these additional benefits assist our named executive officers in performing their duties and provide time efficiencies for them. It is expected that our historical practices regarding perquisites will continue and will be subject to periodic review by our compensation committee or our board of directors if we do not yet have a compensation committee.

Summary Compensation Table - 2007

The following table sets forth information concerning all compensation awarded to, earned by or paid to each person serving as a principal executive officer or a principal financial officer for services rendered in all capacities during fiscal year 2007. No other executive officers received compensation in excess of $100,000 for fiscal year 2007.

	Annual Compensation
Name And Principal Position	Salary ($)	Total ($)

Heather Hamby, Former President, CEO and CFO (1)	-	-

Thomas Kimble, Former President, CEO, CFO (2)	-	-

Timothy P. Halter, Former President, CEO and director (3)	-	-

Guoxiang Ni Former President and CEO (4)	$87,048	$87,048

Liuhua Guo President and CEO (5)	$70,424	$70,424

Yongfei Jiang CFO, Treasurer and Secretary(6)	$62,885	$62,885

* Calculated on the basis that $1 = RMB 8.0.

(1)	Heather Hamby resigned from all offices she held with our company on October 26, 2006. Ms. Hamby did not receive any compensation for her services because we were not operating at that time.

(2)	Thomas G. Kimble resigned from all offices he held with our Company on November 3, 2006. Mr. Kimble did not receive any compensation for his services because we were not operating at that time.

(3)	Timothy P. Halter resigned from all offices he held with our Company on February 1, 2007. Mr. Halter did not receive any compensation for her services because we were not operating at that time.

(4)
On February 1, 2007, we acquired Sutor in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Ni became our Chief Executive Officer. Prior to the effective date of the reverse acquisition, Mr. Ni served as the CEO of Changshu Huaye and Jiangsu Cold-Rolled. The annual compensation shown in this table includes the amount Mr. Ni received from Sutor Group prior to the consummation of the reverse acquisition.

(5)
On June 18, 2007, Mr. Ni resigned as our CEO and Mr. Liuhua Guo was appointed as our new CEO. Prior to his appointment as our CEO, Mr. Guo served as our CTO since February 1, 2007 and has served as the CTO of Changshu Huaye since 2002. The annual compensation shown in this table includes the amount Mr. Guo received from Sutor Group prior to his appointment as our CEO on June 18, 2007.

(6)
On February 1, 2007, Mr. Yongfei Jiang became our Chief Financial Officer, Treasurer and Secretary and has been the CFO of Changshu Huaye since 2005. The annual compensation shown in this table includes the amount Mr. Jiang received from Sutor Group prior to his appointment as our CFO on February 1, 2007.

Employment Agreements

Our subsidiary, Sutor Steel Technology Co., Ltd., has employment agreements with the following three executive officers:

Liuhua Guo -our CEO’s employment agreement became effective as of June 18, 2007. Mr. Guo is an employee-at-will and is receiving an annual salary of $100,000 under the agreement.

Yongfei Jiang - our CFO’s employment agreement became effective as of December 26, 2006. Mr. Jiang is an employee-at-will and is receiving an annual salary at the range of $30,000 to $60,000 under the agreement.

Guoxiang Ni, our former CEO’s employment agreement became effective as of December 26, 2006 and was terminated on June 18, 2007. Mr. Ni was an employee-at-will and received an annual salary at the range of $100,000 to $200,000 under the agreement.

The executive officers are eligible to receive a discretionary bonus pursuant to the terms of their respective employment agreements. The employment agreements do not provide payments relating to severance or following a change in control. The executives are subject to the customary non-competition and confidentiality covenants.

Director Compensation

During the 2007 fiscal year, we did not pay our directors any compensation for their services as our directors. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We do reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year we did not have a standing compensation committee. Our board of directors was responsible for the functions that would otherwise be handled by the compensation committee.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Exchange Act may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS; CORPORATE GOVERNANCE

Transactions with Related Persons

The following includes a summary of transactions since the beginning of the last fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

•
On February 1, 2007, we consummated the transactions contemplated by a share exchange agreement with the owners of the issued and outstanding capital stock of Sutor Steel Technology Co., Ltd., including Lifang Chen, our Chairman. Pursuant to the share exchange agreement, we acquired 100% of the outstanding capital stock of Sutor Steel Technology Co., Ltd. in exchange for 323,380.52 shares of our Series B Preferred Stock, which have subsequently been converted into 32,338,052 shares of our common stock. As a result of this transaction, Ms. Chen became the beneficial owner of approximately 85.2% of our outstanding capital stock.

•	In November 2003, we issued 450,000 shares of our common stock to Thomas G. Kimble, our former CEO, as payment in full for cash advances and legal fees, in the amount of $112,500 at $0.25 per share.

•
Our Chinese subsidiaries sell to and purchase from Shanghai Huaye and its affiliates that are owned by Ms. Lifang Chen, our chairman and an 85.2% beneficiary owner. Our Chinese subsidiaries conduct significant transactions with Shanghai Huaye and its affiliates, including 20 companies. As of March 31, 2007, June 30, 2006 and June 30, 2005 the net amounts due to these related parties were $15,495,334, $12,522,684 and $1,896,733, respectively.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our board of directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any "related person" are participants involving an amount that exceeds $50,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our board of directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our board of directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

CHANGE IN ACCOUNTANTS

Prior to our reverse acquisition of Sutor, our independent registered public accounting firm was Pritchett, Siler & Hardy, P.C. while Sutor Steel Technology Co., Ltd.’s independent registered public accounting firm was Hansen, Barnett & Maxwell, P.C. On February 1, 2007, concurrent with the change in control transaction discussed above, our board of directors approved the dismissal of Pritchett, Siler & Hardy, P.C. as our independent auditor, effective upon the completion of the audit of financial statements of our holding company, Sutor Technology Group Limited, (the “Holding Company”) as of and for the fiscal year ended December 31, 2006 and the issuance of its report thereon. Concurrent with the decision to dismiss Pritchett, Siler & Hardy, P.C. as our independent auditor, our board of directors elected to continue the existing relationship of Sutor Steel Technology Co., Ltd. with Hansen, Barnett & Maxwell, P.C. and appointed Hansen, Barnett & Maxwell, P.C. as our independent auditor.

The dismissal of Pritchett, Siler & Hardy, P.C. became effective when Pritchett, Siler & Hardy, P.C. completed its audit of such financial statements and released its report with respect thereto on March 30, 2007.

Pritchett, Siler & Hardy, P.C.’s reports on the Holding Company’s financial statements as of and for the fiscal years ended December 31, 2006 and 2005, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that its report for the fiscal year ended December 31, 2006 contained a going concern qualification as to the Holding Company’s ability to continue.

In connection with the audits of the fiscal years ended December 31, 2006 and 2005, and during the subsequent interim period through March 30, 2007, there were (1) no disagreements with Pritchett, Siler & Hardy, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Pritchett, Siler & Hardy, P.C., would have caused Pritchett, Siler & Hardy, P.C. to make reference to the subject matter of the disagreements in connection with its reports, and (2) no events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 31, 2006 and 2005 and through the date hereof, neither us nor anyone acting on our behalf consulted Hansen, Barnett & Maxwell, P.C. with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that Hansen, Barnett & Maxwell, P.C. concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or reportable events set forth in Item 304(a)(1)(iv) and (v), respectively, of Regulation S-K.

We provided Pritchett, Siler & Hardy, P.C. with a copy of this disclosure on April 3, 2007, providing Pritchett, Siler & Hardy, P.C. with the opportunity to furnish us with a letter addressed to the SEC stating whether it agrees with the statement made by us herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree. A letter from Pritchett, Siler & Hardy, P.C. dated April 5, 2007 was filed by us as Exhibit 16.1 to our current report on Form 8-K on April 5, 2007.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders named below from time to time of up to a total of 5,467,552 shares of our common stock that were issued to the selling stockholders upon the conversion of shares of our Preferred Stock in separate acquisition and equity financing transactions exempt from registration under the Securities Act. All of the common stock offered by this prospectus is being offered by the selling stockholders for their own accounts. The selling stockholders are divided into three categories: (i) investors from the Sutor private placement transaction; (ii) certain investors related to the stock acquisition of our Series A Preferred Stock by HFI and (iii) certain stockholders who received our Series A Preferred Stock for providing consulting services to us.

Sutor Private Placement Transaction

On February 1, 2007, we sold 39,473.56 shares of our Series B Preferred Stock to 29 investors at $304 per share for a total of $12.0 million pursuant to a securities purchase agreement dated February 1, 2007. These shares were subsequently converted into 3,947,356 shares of our common stock. The issuance of our shares to these investors was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate the investment, and who represented to us that the shares were being acquired for investment.

Stock Purchased By HFI

Pursuant to the preferred stock purchase agreement, dated November 3, 2006, HFI purchased 135,000 shares of our Series A Preferred Stock at approximately $3.15 per share, which have been converted into 1,323,000 shares of our common stock on the basis of one share of Series A Preferred Stock for 9.8 shares of our common stock after giving effect of a 1 for 10 reverse split of our issued and outstanding common stock on March 6, 2007. The purchase above was made in reliance on the Section 4(2) private placement exemption. We are registering such shares owned by HFI and its transferees.

Stock Issued for Consulting Services Received

On January 9, 2007, pursuant to consulting agreements that we entered into with Heritage Management Consultants, Inc. or Heritage, Ye Zong and Jingshi Cai, dated January 8, 2007, we issued 5,000, 5,670, and 9,452 shares of our Series A Preferred Stock to Heritage, Ye Zong and Jingshi Cai, respectively, in consideration for the consulting services provided by them in assisting us to consummate the transactions contemplated by a share exchange agreement by and among BTHC, Sutor Steel Technology Co., Ltd. and the stockholders of Sutor Steel Technology Co., Ltd. On November 7, 2006, we entered into an assignment agreement with BTHC III, Inc., Sutor Steel Technology Co., Ltd. and its shareholders pursuant to which we agreed to assume all the rights, obligations and duties of BTHC under that share exchange agreement.

The shares issued to the persons above were valued at $63,344, or $3.15 per share, based on the most recent price previously paid for the Series A Preferred Stock. These shares were subsequently converted into 197,196 shares of our common stock on the basis of one share of Series A Preferred Stock for 9.8 shares of our common stock after giving effect of a 1 for 10 reverse split of our issued and outstanding common stock. The foregoing transfers were made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder. On May 2, 2007, Heritage gifted 41,650, 1,225 and 6,125 shares of its 49,000 shares of our common stock to Jim Groh, Yidong Cui and Gerard Pascale, respectively.

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of convertible preferred stock, options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of May 29, 2007 are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder. Each selling stockholder’s percentage of ownership in the following table is based upon 37,955,602 shares of common stock outstanding as of July 10, 2007.

Except as specifically set forth in the footnotes to the table, none of the selling stockholders has held a position as an officer or director of the Company, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates. All information with respect to share ownership has been furnished by the selling stockholders. The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time. In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders. Furthermore, except as specifically set forth in the footnote to the table below, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer. The selling stockholders who are also broker dealers are underwriters with respect to the shares that they are offering for resale.

For additional information, refer to “Security Ownership of Certain Beneficial Owners and Management” below.

The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. We will file a supplement to this prospectus to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

Name and Address	Beneficial Before the Offering	Shares of Common Stock Included in Prospectus	Beneficial Ownership After the Offering(1)	Percentage of Common Stock Owned After Offering(2)
Jayhawk Private Equity Co-Invest Fund, L.P. (3) c/o: Jayhawk Private Equity GP. L.P. 5410 West 61st Place, Suite 100 Mission, KS 66205	38,968	38,968	0	*
Jayhawk Private Equity Fund, L.P. (4) c/o: Jayhawk Private Equity GP. L.P. 5410 West 61st Place, Suite 100 Mission, KS 66205	618,925	618,925	0	*
Lake Street Fund, L.P. (5) c/o: First Wilshire Securities Management, Inc. 1224 East Green Street, Suite 200 Pasadena, CA 91106	320,723	320,723	0	*
David Moy 268 Queens Rd. Central Block A, #11A Central, Hong Kong	49,342	49,342	0	*
Gary C. Evans 1808 Point De Vue Flower Mound, TX 75022	328,947	328,947	0	*
Barrington Partners, A California Limited Partnership (6) c/o: Barrington 2001 Wilshire Blvd., Suite 401 Santa Monica, CA 90403	89,876	89,876	0	*
Barrington Investors, L.P. (7) c/o: Barrington 2001 Wilshire Blvd., Suite 401 Santa Monica, CA 90403	239,071	239,071	0	*
The Dalrymple Global Resources Master Fund, LP (8) c/o: Swank Capital 3300 Oak Lawn Ave. Ste. 650 Dallas, TX 75219	328,947	328,947	0	*
Crestview Capital Master, LLC (9) c/o: Crestview Capital 95 Revere Dr., Ste A Northbrook, IL 60062	230,263	230,263	0	*
Heller Capital Investments, LLC (10) 700 East Palisade Avenue, 1st Floor Englewood Cliffs, NJ 07632	156,250	156,250	0	*
Guerrilla Partners, LP (11) c/o: Guerrilla Capital 237 Park Ave, 9th Floor New York, New York 10017	65,789	65,789	0	*

Name and Address	Beneficial Before the Offering	Shares of Common Stock Included in Prospectus	Beneficial Ownership After the Offering(1)	Percentage of Common Stock Owned After Offering(2)
Hua - Mei 21st Century Partners, LP (12) c/o: Guerrilla Capital 237 Park Ave, 9th Floor New York, New York 10017	62,500	62,500	0	*
Guerrilla IRA Partners, LP (13) c/o: Guerrilla Capital 237 Park Ave, 9th Floor New York, New York 10017	3,289	3,289	0	*
Coronado Capital Partners, LP (14) c/o: Jefferies & Co. FAO Coronado Capital Partners, LP 20555 N Pima Rd., #100 Scottsdale, AZ 85255	49,342	49,342	0	*
SEI Private Trust Co FAO The SM Smucker Co Investor Trust (15) c/o: SPTC Specialized Trust Admin Services SEI Private Trust Co. 1 Freedom Valley Dr. Oaks, PA 19456	65,789	65,789	0	*
MidSouth Investor Fund LP (16) c/o: Heidtke & Company, Inc. 201 4th Ave. North, Suite 1950 Nashville, TN 37219	98,684	98,684	0	*
Zhihao Zhang 99 Pucheng Road, Block 11, Apt. 1702 Shanghai, China 200120	98,684	98,684	0	*
ACT Capital Partners, L.P. (17) c/o: ACT Capital 992 Old Eagle School Rd., Ste 915 Wayne, PA 19087	49,342	49,342	0	*
Amir L. Ecker (18) c/o: ACT Capital 992 Old Eagle School Rd., Ste 915 Wayne, PA 19087	32,894	32,894	0	*
Haborview Master Fund, L.P. (19) c/o: Beacon Capital Management 2nd Fl, Harbor House, Waterfront Dr. Road Town, Tortola, British Virgin Islands	32,894	32,894	0	*
Sterling Research & Management, LLC (20) c/o: James Shaw 225 Valley Rd NW Atlanta, GA 30305	32,894	32,894	0	*
B&N Ventures, LLC (21) c/o: Brendon Barker 307 S Main St. Pratt, KS 67124	32,894	32,894	0	*
Doc Investments No. 2, LLC (22) c/o: Daniel O. Conwill, IV 70 Audubon New Orleans, LA 70118	32,894	32,894	0	*
Afin Brokers, a.s. (23) Lomnickeho 9 Prague 4 14000	32,894	32,894	0	*

Name and Address	Beneficial Before the Offering	Shares of Common Stock Included in Prospectus	Beneficial Ownership After the Offering(1)	Percentage of Common Stock Owned After Offering(2)
Si Chen c/o: Lorain Food Bei Huan Rd., Junan County ShanDong, China 276600	328,947	328,947	0	*
Red-Crowned (HK) Limited (24) Room A, Floor 2, Building. 8, Bi Hai Yun Tian Qiao Cheng Dong Rd., Shenzhen, China 518000	328,947	328,947	0	*
Yong Ma Falt 2004, Bldg. 4, Tai Yue Yuan Xiao Qu Zhi Chun Road, Haidian District Beijing, China 100088	65,789	65,789	0	*
Youliang Tang 23-6D, Yitian Garden, Futian District Shenzhen, Guangdong, China 518000	131,578	131,578	0	*
Halter Financial Investments, L.P. (25) 12890 Hilltop Road Argyle, Texas 76226	628,425	628,425	0	*
Halter Financial Group, L.P. (26) 12890 Hilltop Road Argyle, Texas 76226	694,575	694,575	0	*
Jingshi Cai c/o Halter Financial Group 12890 Hilltop Road Argyle, Texas 76226	92,630	92,630	0	*
Ye Zong c/o Halter Financial Group 12890 Hilltop Road Argyle, Texas 76226	55,566	55,566	0	*
James H. Groh 19 Shelter Cove Lane, No. 101 Hilton Head Island, SC 29928	41,650	41,650	0	*
Yidong Cui No. 1366 Nanjing West Road Shanghai, China 200040	1,225	1,225	0	*
Gerard Pascale 19 Shelter Cove Lane, No. 101 Hilton Head Island, SC 29928	6,125	6,125	0	*
Total	5,467,552	5,467,552

* Less than 1%

(1)	Assumes that all securities offered are sold.

(2)
As of July 10, 2007, a total of 37,955,602 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(3)
Kent McCarthy is the Managing Member of Jayhawk Capital Management LLC, which is the General Partner of Jayhawk Private Equity GP, LP, which is the General Partner of Jayhawk Private Equity Co-Invest Fund, L.P. and has voting power and investment power over securities held by Jayhawk Private Equity Co-Invest Fund, L.P.

(4)
Kent McCarthy is the Managing Member of Jayhawk Capital Management LLC, which is the General Partner of Jayhawk Private Equity GP, LP, which is the General Partner of Jayhawk Private Equity Fund, L.P. and has voting power and investment power over securities held by Jayhawk Private Equity Fund, L.P.

(5)
Scott W. Hood is a Managing Director of Lake Street Management, LLC, which is the General Partner of Lake Street Fund, L.P. and has voting power and investment power over securities held by Lake Street Funds, L.P. Lake Street Management, LLC is managed/owned by an owner who also is an NASD member firm. The selling stockholder made the representations that it purchased our securities in the ordinary course of business and at the time of purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(6)
Russell Faucett is the General Partner of Barrington Partners, A California Limited Partnership and has voting power and investment power over securities held by Barrington Partners, A California Limited Partnership.

(7)	Russell Faucett is the General Partner of Barrington Investors, L.P. and has voting power and investment power over securities held by Barrington Investors, L.P.

(8)
Jerry W. Swank is the Managing Partner of The Dalrymple Global Resources Master Fund, LP and has voting power and investment power over securities held by The Dalrymple Global Resources Master Fund, LP.

(9)
Stewart R. Flink, Robert Hoyt and Daniel I. Warsh are the Managers of Crestview Capital Partners, LLC, which is the sole manager of Crestview Capital Master, LLC and collectively may be deemed to share voting power and investment power of securities held by Crestview Capital Master, LLC. Stewart R. Flink owns Dillon Capital, Inc. a broker-dealer with NASD. Crestview Capital Master, LLC made the representations that it purchased our securities in the ordinary course of business and at the time of purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(10)	Ronald I. Heller is the Chief Investment Officer of Heller Capital Investments, LLC and has voting power and investment power of securities held by Heller Capital Investments, LLC.

(11)
Peter Siris and Leigh Curry are the Managing Directors of Guerrilla Capital Management, LLC, which is the General Partner of Guerrilla Partners, LP and have voting power and investment power over securities held by Guerrilla Partners, LP.

(12)
Peter Siris and Leigh Curry are the Managing Directors of Guerrilla Capital Management, LLC, which is the General Partner of Hua - Mei 21st Century Partners, LP and have voting power and investment power over securities held by Hua - Mei 21st Century Partners, LP.

(13)
Peter Siris and Leigh Curry are the Managing Directors of Guerrilla Capital Management, LLC, the General Partner of Guerrilla IRA Partners, LP and have voting power and investment power over securities held by Guerrilla IRA Partners, LP.

(14)
Zach Easton is the President of Coronado Capital Management, LLC, which is the General Partner of Coronado Capital Partners, LP and has voting power and investment power over securities held by Coronado Capital Partners, LP.

(15)
Zach Easton is the President of Coronado Capital Management, LLC, which is the General Partner of SEI Private Trust Co FAO The SM Smucker Co Investor Trust and has voting power and investment power of securities held by SEI Private Trust Co FAO The SM Smucker Co Investor Trust.

(16)	Lyman O. Heidtke is the General Partner of MidSouth Investor Fund LP and has voting power and investment power of securities held by MidSouth Investor Fund LP.

(17)
Amir L. Ecker and Carol G. Frankenfield are the General Partners of ACT Capital Partners, L.P. and have voting power and investment power over securities held by ACT Capital Partners, L.P. Amir L. Ecker and Carol G. Frankenfield are employed by Philadelphia Brokerage, a NASD member. ACT Capital Partners, L.P. made the representations that it purchased our securities in the ordinary course of business and at the time of purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(18)
Amir L. Ecker is employed by Philadelphia Brokerage, a NASD member. Mr. Ecker made the representations that he purchased our securities in the ordinary course of business and at the time of purchase of the securities to be resold, he had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(19)
Richard Rosenblum and David Stefansky are the Managers of Harborview Advisors LLC, which is the General Partner of Haborview Master Fund, L.P. and have voting power and investment power over securities held by Harborview Master Fund, L.P. Richard Rosenblum and David Stefansky disclaim beneficial ownership of the shares held by Harborview Master Fund, L.P.

(20)	James Shaw and Louis Taplis are the Members of Sterling Research & Management, LLC and have voting power and investment power over securities held by Sterling Research & Management, LLC.

(21)	Brendon P. Barker is a Member of B&N Ventures, LLC and has voting power and investment power over securities held by B&N Ventures, LLC.

(22)
Daniel O. Conwill IV is the Manager of Doc Investments No. 2, LLC and has voting power and investment power over securities held by Doc Investments No. 2, LLC. Daniel O. Conwill IV is the president of Global Hunter Securities, a registered broker-dealer which received cash compensation in connection the private placement transaction. Doc Investments No. 2, LLC made the representations that it purchased our securities in the ordinary course of business and at the time of purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(23)	Ing. Radim Kadlcek is the sole owner of Afin Brokers, a.s. and has voting power and investment power over securities held by Afin Brokers, a.s.

(24)	Weixing Fang is the Director and has voting and investment power over securities held by Red-Crowned (HK) Limited.

(25)
Halter Financial Investments, L.P. is a Texas limited partnership in which Timothy P. Halter, our former director and officer, David Brigante, Marat Rosenberg and George Diamond (or their affiliated entities) are limited partners. All of them have voting power and investment power over the securities owned by Halter Financial Investments, L.P.

(26)
Halter Financial Group, L.P. is a Texas limited partnership in which Timothy P. Halter, our former director and officer, David Brigante, Marat Rosenberg and George Diamond (or their affiliated entities) are limited partners. All of them have voting power and investment power over the securities owned by Halter Financial Group, L.P.

We will not receive any of the proceeds from the sale of any shares by the selling stockholders. We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders, including the SEC registration fee and legal, accounting, printing and other expenses of this offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of July 10, 2007 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of Sutor Technology Group Limited, No. 8, Huaye Road, Dongbang Industrial Park Changshu, China, 215534.

Title of Class	Name & Address of Beneficial Owner	Office, If Any	Amount & Nature of Beneficial Ownership[1]		Percent of Class [2]
Common Stock	Lifang Chen	Chairman	32,338,050	[3]	85.2%
Common Stock	Liuhua Guo	CEO	0		*
Common Stock	Yongfei Jiang	CFO	0		*
Common Stock	Xun Zhang	CTO	0		*
All Officers and Directors as a group (4 persons named above)			32,338,050		85.2%
Common Stock	Feng Gao	5% Security Holder	32,338,050	[4]	85.2%
Common Stock	Total Shares Owned by Persons Named above		32,338,050		85.2%

* Less than 1%

1Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

2 A total of 37,955,602 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of July 10, 2007. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

3 Includes 19,079,450 shares of common stock owned by Feng Gao, Ms. Chen’s husband.

4 Includes 13,258,600 shares of common stock owned by Lifang Chen, Mr. Gao’s wife and our Chairman.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue up to 500,000,000 shares of common stock, par value $0.001 per share. In connection with our incorporation in 1997, the founders contributed $5,400 cash to initially capitalize our Company in exchange for 900,000 shares of our common stock. In 1997, we sold 100,000 shares of common stock for $35,000, at a price of $0.35 per share, in reliance upon Rule 504 of Regulation D under the Securities Act. In 1999, we filed a registration statement on Form SB-2 (File No. 333-83351) for the distribution of 1,000,000 warrants with an exercise price of $1.00 per share and expiration date of June 30, 2002. No securities were ever sold pursuant to the offering. During December 1999, we sold 50,000 additional shares of our common stock for $17,500 at $0.35 per share. During November 2003, we issued 450,000 additional shares of our common stock as payment in full of outstanding legal fees incurred in connection with a proposed acquisition that was not consummated. This increased the total issued and outstanding common stock to 1,500,000 shares. On March 6, 2007, we effected a 1-for-10 reverse split for all our issued and outstanding common stock.

Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our bylaws provide that the persons receiving the greatest number of votes shall be the directors. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Pursuant to a Preferred Stock Purchase Agreement with HFI dated November 3, 2006, we paid a special cash dividend in the aggregate amount of $417,500, or $0.278333 per share, to holders of common stock outstanding on November 14, 2006. Other than the cash dividend described above, we have never declared or paid any cash dividends and we do not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We may issue shares of non-voting preferred stock in one or more classes or series within a class as may be determined by our board of directors, who may establish the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the un-issued preferred stock might tend to discourage or render more difficult a merger or other change in control.

In connection with the Amendment to the Articles, all shares of our Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock on March 9, 2007. We currently have no shares of Preferred Stock outstanding.

Transfer Agent and Registrar

Our independent stock transfer agent is InterWest Transfer Company, located in Salt Lake City, Utah. Their mailing address is 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117. Their phone number is (801) 272-9294.

SHARES ELIGIBLE FOR FUTURE SALE

As of July 10, 2007, we had outstanding 37,955,602 shares of common stock.

Shares Covered by this Prospectus

All of the 5,467,552 shares of common stock being registered in this offering may be sold without restriction under the Securities Act, so long as the registration statement of this prospectus is a part is, and remains, effective.

Rule 144

The resale of shares that are held by our affiliates and the resale of shares that are held by non-affiliates for a period of less than two years are governed by the following requirements of Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year, including any person who may be deemed to be an “affiliate” (as the term “affiliate” is defined under the Securities Act), would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which as of July 10, 2007, would equal 379,556 shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

However, since our shares are quoted on the NASD’s Electronic Bulletin Board, which is not an “automated quotation system,” our stockholders cannot rely on the market-based volume limitation described in the second bullet above. If in the future our securities are listed on an exchange or quoted on NASDAQ, then our stockholders would be able to rely on the market-based volume limitation. Unless and until our stock is so listed or quoted, our stockholders can only rely on the percentage based volume limitation described in the first bullet above.

Sales under Rule 144 are also governed by other requirements regarding the manner of sale, notice filing and the availability of current public information about us. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the issuer is free to sell shares that are “restricted securities” which have been held for at least two years without regard to the limitations contained in Rule 144. The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

Other than the 150,000 shares of our outstanding common stock that are eligible for resale under Rule 144(k) below, we believe that none of our outstanding shares may currently be sold in reliance on Rule 144.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

We believe that 150,000 of our outstanding shares may currently be sold in reliance on Rule 144.

PLAN OF DISTRIBUTION

The selling stockholders may from time to time sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

Any broker-dealers or agents that participate in the sale of the common stock or interests therein and any selling stockholders who are affiliates of broker-dealers are “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We know of no existing arrangements between any of the selling stockholders and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. See “Selling Stockholders” for description of any material relationship that a stockholder has with us and the description of such relationship.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to pay certain fees and expenses incurred by us incident to the registration of the shares. Such fees and expenses are estimated to be $709,238. We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Thelen Reid Brown Raysman & Steiner LLP, Washington, D.C.

EXPERTS

The financial statements of Sutor included in this prospectus and in the registration statement have been audited by Hansen, Barnett & Maxwell, P.C., an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

Page
Report of Independent Registered Public Accounting Firm	1
Consolidated Balance Sheets as of March 31, 2007 (Unaudited) and June 30, 2006 and 2005	2
Consolidated Statements of Operations and Comprehensive Income for the Nine Months Ended March 31, 2007 and 2006 (Unaudited) and for the Years Ended June 30, 2006, 2005 and 2004	3
Consolidated Statements of Stockholders’ Equity for the Years Ended June 30, 2004, 2005 and 2006 and for the Nine Months Ended March 31, 2007 (Unaudited)	4
Consolidated Statements of Cash Flows for the Nine Months Ended March 31, 2007 and 2006 (Unaudited) and for the Years Ended June 30, 2006, 2005 and 2004	5
Notes to Consolidated Financial Statements	6

HANSEN, BARNETT& MAXWELL, P.C.
A Professional Corporation CERTIFIED PUBLIC ACCOUNTANTS 5 Triad Center, Suite 750 Salt Lake City, UT 84180-1128 Phone: (801) 532-2200 Fax: (801) 532-7944 www.hbmcpas.com	Registered with the Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders
Sutor Technology Group Limited

We have audited the accompanying consolidated balance sheets of Sutor Technology Group Limited and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sutor Technology Group Limited and subsidiaries as of June 30, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the accompanying consolidated financial statements have been restated for the effects of revising the disclosure and presentation of earnings (loss) per share.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
November 30, 2006, except for Note 1 regarding Bronze Marketing, Inc. and Note 10 as to which the date is March 12, 2007, and except for Note 1 regarding the restatement as to which the date is July 6, 2007

1

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,	June 30,
	2007	2006	2005
	(Unaudited and Restated)
ASSETS
Current Assets
Cash and cash equivalents	$11,359,032	$6,534,493	$1,558,396
Restricted cash	16,693,042	31,957,754	21,541,568
Trade accounts receivable, net of allowance for doubtful accounts of
$5,007 (unaudited), $1,327 and $5,726 at March 31,2007 and June 30, 2006
and 2005, respectively	979,637	769,619	66,035
Other receivables, net of allowance for doubtful accounts of
$388 (unaudited), $0 and $11,422 at March 31, 2007 and June 30, 2006
and 2005, respectively	45,647	1,499	62,785
Advances to suppliers	37,468,818	10,940,577	10,917,155
Inventory	18,820,480	12,746,384	16,447,060
Notes receivable	38,755	70,243	-
Total Current Assets	85,405,411	63,020,569	50,592,999

Property and Equipment, net of accumulated depreciation	44,902,069	39,237,346	21,323,741
Intangible Assets, net of accumulated amortization	2,947,343	2,706,372	2,669,628

TOTAL ASSETS	$133,254,823	$104,964,287	$74,586,368

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$2,317,022	$3,343,030	$8,524,985
Advances from customers	7,727,105	7,534,159	315,935
Other payables and accrued expenses	2,751,046	1,793,726	897,707
Short-term loans	26,653,059	24,515,948	16,692,077
Current portion of long-term debt	-	2,497,980	6,033,911
Related party payables	15,495,334	12,522,684	1,896,733
Total Current Liabilities	54,943,566	52,207,527	34,361,348

Long-Term Debt, net of current portion	-	-	2,413,564

Minority Interest in Net Assets of Subsidiary	15,325	35,405	58,115

Stockholders' Equity

Series A voting convertible preferred stock - $0.001 par value; 185,000 shares authorized; no shares outstanding	-	-	-
Series B voting convertible preferred stock - $0.001 par value; 500,000 shares authorized; outstanding: no shares at March 31, 2007 (unaudited), 304,182.73 shares at June 30, 2006 and 279,415.53 shares at June 30, 2005	-	24,586,097	22,586,429
Undesignated preferred stock - $0.001 par value; 315,000 shares authorized;
no shares outstanding	-	-	-
Common stock - $0.001 par value; 500,000,000 shares authorized;
outstanding: 37,955,602 shares at March 31, 2007 (unaudited) and no
shares at June 30, 2006 and 2005	37,955	-	-
Additional paid-in capital	37,170,164	-	-
Statutory reserves	7,748,269	5,664,889	3,163,598
Retained earnings	30,337,901	21,038,719	12,011,810
Accumulated other comprehensive income (loss)	3,001,643	1,431,650	(8,496)
Total Stockholders' Equity	78,295,932	52,721,355	37,753,341

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$133,254,823	$104,964,287	$74,586,368

The accompanying notes are an integral part of the consolidated financial statements

2

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(RESTATED)

	For the Nine Months Ended March 31,		For the Years Ended June 30,
	2007	2006	2006	2005	2004
Revenue:	(Unaudited)	(Unaudited)
Revenue	$94,743,517	$26,102,631	$45,941,894	$6,879,559	$-
Revenue from related parties	116,548,496	99,464,134	144,652,445	158,502,970	10,547,226
	211,292,013	125,566,765	190,594,339	165,382,529	10,547,226

Cost of Revenue:
Cost of revenue	71,801,289	38,737,173	57,220,341	2,350,366	-
Purchases from related parties	120,590,904	76,647,859	117,436,244	144,500,776	10,041,090
	192,392,193	115,385,032	174,656,585	146,851,142	10,041,090
Gross Profit	18,899,820	10,181,733	15,937,754	18,531,387	506,136

Operating Expenses:
Selling	1,655,506	736,349	1,894,452	787,756	921
General and administrative	3,693,975	1,250,571	1,254,613	1,199,578	629,306
Total Operating Expenses	5,349,481	1,986,920	3,149,065	1,987,334	630,227
Income (Loss) from Operations	13,550,339	8,194,813	12,788,689	16,544,053	(124,091)

Other Income and Expense
Interest income	547,563	364,704	467,443	133,850	20,176
Other income	183,384	485,969	185,664	82,992	15,715
Interest expense	(915,080)	(723,063)	(923,673)	(993,192)	(375,329)
Other expense	(302,448)	(691,926)	(155,497)	(86,574)	(11,184)
Total Other Income (Expense)	(486,581)	(564,316)	(426,063)	(862,924)	(350,622)

Income (Loss) Before Taxes and Minority Interest	13,063,758	7,630,497	12,362,626	15,681,129	(474,713)
Provision for income taxes	(1,702,128)	(156,629)	(858,940)	-	-
Minority interest in loss of
consolidated subsidiary	20,932	4,534	24,514	2,224	-
Net Income (Loss)	$11,382,562	$7,478,402	$11,528,200	$15,683,353	$(474,713)

Basic and Diluted Earnings (Loss) per Common Share	$0.34	$0.26	$0.39	$0.86	$(0.03)

Net Income (Loss)	$11,382,562	$7,478,402	$11,528,200	$15,683,353	$(474,713)
Foreign currency translation
adjustment	1,569,993	1,192,491	1,440,146	3,458	(16,185)
Comprehensive Income (Loss)	$12,952,555	$8,670,893	$12,968,346	$15,686,811	$(490,898)

The accompanying notes are an integral part of the consolidated financial statements

3

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2004, 2005, AND 2006 AND
FOR THE NINE MONTHS ENDED MARCH 31, 2007 (UNAUDITED AND RESTATED)

	Series A Voting Convertible Preferred Stock		Series B Voting Convertible Preferred Stock		Common Stock		Additional Paid-in	Retained Earnings	Statutory	Other Compre- hensive Income	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Reserves	(Loss)	Equity
Balance, June 30, 2003	-	$-	103,997.73	$8,423,447		$-	$-	$(33,232)	$-	$4,231	$8,394,446
Issuance for cash, August	-	-	8,422.25	680,000	-	-	-	-	-	-	680,000
Issuance for cash, September	-	-	51,344.83	4,145,508	-	-	-	-	-	-	4,145,508
Issuance for cash, May	-	-	11,023.23	890,000	-	-	-	-	-	-	890,000
Net loss for the year	-	-	-	-	-	-	-	(474,713)	-	-	(474,713)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(16,185)	(16,185)
Balance, June 30, 2004	-	-	174,788.04	14,138,955	-	-	-	(507,945)	-	(11,954)	13,619,056
Issuance for cash, June	-	-	104,627.49	8,447,474	-	-	-	-	-	-	8,447,474
Net income for the year	-	-	-	-	-	-	-	12,519,755	3,163,598	-	15,683,353
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	3,458	3,458
Balance, June 30, 2005	-	-	279,415.53	22,586,429	-	-	-	12,011,810	3,163,598	(8,496)	37,753,341
Issuance for cash, December	-	-	24,767.20	1,999,668	-	-	-	-	-	-	1,999,668
Net income for the year	-	-	-	-	-	-	-	9,026,909	2,501,291	-	11,528,200
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	1,440,146	1,440,146
Balance, June 30, 2006	-	-	304,182.73	24,586,097	-	-	-	21,038,719	5,664,889	1,431,650	52,721,355
Issuance for cash, July (unaudited)	-	-	18,578.48	1,500,000	-	-	-	-	-	-	1,500,000
Issuance for cash, November (unaudited)	-	-	619.29	21,059,950	-	-	-	-	-	-	21,059,950
Capital distributions (unaudited)	-	-	-	(21,036,767)	-	-	-	-	-	-	(21,036,767)
Issuance for cash (unaudited)	-	-	39,473.56	10,570,762	-	-	-	-	-	-	10,570,762
Issuance to acquire Bronze
Marketing, Inc. (unaudited)	135,000	-	-	-	150,000	150	(150)	-	-	-	-
Issuance for services (unaudited)	20,122	528,077	-	-	-	-	-	-	-	-	528,077
Conversion of Series A Preferred Stock
into common stock (unaudited)	(155,122)	(528,077)	-	-	1,520,196	1,520	526,557	-	-	-	-
Conversion of Series B Preferred Stock
into common stock (unaudited)	-	-	(362,854.06)	(36,680,042)	36,285,406	36,285	36,643,757	-	-	-	-
Net income for the period (unaudited)	-	-	-	-	-	-	-	9,299,182	2,083,380	-	11,382,562
Foreign currency translation
adjustment (unaudited)	-	-	-	-	-	-	-	-	-	1,569,993	1,569,993
Balance, March 31, 2007 (Unaudited and restated)	-	$-	-	$-	37,955,602	$37,955	$37,170,164	$30,337,901	$7,748,269	$3,001,643	$78,295,932

The accompanying notes are an integral part of the consolidated financial statements

4

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended March 31,		For the Years Ended June 30,
	2007	2006	2006	2005	2004
	(Unaudited and Restated)	(Unaudited)
Cash Flows from Operating Activities:
Net Income (Loss)	$11,382,562	$7,478,402	$11,528,200	$15,683,353	$(474,713)
Adjustments to reconcile net income (loss) to net
cash proivided by (used in) operating activities:
Depreciation and amortization	1,604,854	1,454,464	1,836,727	1,700,014	338,942
Minority interest in loss of consolidated subsidiary	(20,932)	(4,534)	(24,514)	(2,224)	-
Stock based compensation	528,077	-	-	-	-
Changes in current assets and liabilities:
Trade accounts receivable, net	(180,497)	51,634	(694,786)	(66,031)	-
Other receivables, net	(43,346)	(42,727)	62,895	(44,294)	(9,880)
Advances to suppliers	(25,708,280)	(91,115)	355,095	(10,426,388)	3,524,147
Inventories	(5,541,039)	5,634,038	4,236,357	(14,280,801)	(2,165,381)
Accounts payable	(1,121,282)	(5,639,081)	(5,429,417)	7,046,486	1,478,038
Advances from customers	(64,368)	3,751,552	7,140,491	315,919	-
Other payables and accured expenses	880,562	193,808	856,622	443,324	454,289
Related party payables	1,916,357	14,437,682	10,625,951	9,921,668	(5,226,229)
Net Cash Provided by (Used in) Operating Activities	(16,367,332)	27,224,123	30,493,621	10,291,026	(2,080,787)

Cash Flows from Investing Activities:
Change in notes receivable	33,321	-	(69,593)	-	-
Purchase of property, plant and equipment,
net of value added tax refunds received	(5,791,904)	(11,908,880)	(18,963,778)	(3,370,366)	(19,869,099)
Sale of property and equipment	-	-	167,530	-	-
Purchase of land use rights	(197,146)	-	-	(1,104,531)	(1,630,995)
Change in restricted cash	16,082,694	(9,364,843)	(9,573,358)	(18,763,509)	(2,776,910)
Net Cash Provided by (Used in) Investing Activities	10,126,965	(21,273,723)	(28,439,199)	(23,238,406)	(24,277,004)

Cash Flows from Financing Activities:
Proceeds from issuance of notes payable	39,785,358	11,104,145	22,210,230	15,347,077	11,874,786
Payment on notes payable	(2,539,731)	(6,172,923)	(15,037,160)	(9,379,365)	(1,151,487)
Proceeds from issuance of long-term debt	-	-	-	2,604,104	12,066,962
Payment on short-term loans	(38,461,202)	(12,089,738)	-	-	-
Payment on long-term debt	-	-	(6,187,169)	(6,224,267)	(60,335)
Proceeds from issuance of Series B preferred stock	33,130,712	1,989,873	1,999,668	8,447,474	5,715,508
Cash contributions from minority shareholder in subsidiary	-	-	-	60,336	-
Capital distributions to shareholders	(21,036,767)	-	-	-	-
Net Cash Provided by (Used in) Financing Activities	10,878,370	(5,168,643)	2,985,569	10,855,359	28,445,434

Effect of Exchange Rate Changes on Cash	186,536	60,353	(63,894)	1,602	(8,421)

Net increase (decrease) in cash and cash equivalents	4,824,539	842,110	4,976,097	(2,090,419)	2,079,222
Cash and cash equivalents at beginning of period	6,534,493	1,558,396	1,558,396	3,648,815	1,569,593
Cash and Cash Equivalents and End of Period	$11,359,032	$2,400,506	$6,534,493	$1,558,396	$3,648,815

Supplemental Cash Flow Information
Cash paid during the period for interest	$915,080	$1,046,581	$923,673	$993,192	$375,329
Cash paid during the period for income taxes	$1,108,962	$-	$156,991	$-	$-

The accompanying notes are an integral part of the consolidated financial statements
5

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

NOTE 1 - ORGANIZATION AND OPERATIONS

Organization and Basis of Presentation - On January 17, 2003, Changshu Huaye Steel Strip Co., Ltd. (“Changshu Huaye”) was organized under the laws of the People’s Republic of China (the “PRC”) and on August 28, 2003, Jiangsu Cold-Rolled Technology Co., Ltd. (“Jiangsu Cold-Rolled”) was organized under the laws of the PRC. Both were organized by Huaye (H.K.) International Group Company Limited (“Hong Kong Huaye”) and Shanghai Huaye Iron & Steel Co., Ltd., (“Shanghai Huaye”). Hong Kong Huaye and Shanghai Huaye are each owned 41% and 59%, respectively, by two individuals (the “Principal Shareholders”). The accompanying consolidated financial statements present the combined assets, liabilities, equity transactions and operations of Changshu Huaye and Jiangsu Cold-Rolled for all periods presented.

On August 15, 2006, the Principal Shareholders formed Sutor Steel Technology Co., Ltd. (“Sutor Steel”) under the laws of the British Virgin Islands and agreed to purchase and were issued 50,000 shares of Sutor Steel’s common stock (before the recapitalization described below) for $50,000. However, by November 13, 2006, the Principal Shareholders had made capital contributions of cash in the amount of $21,059,950 instead of the $50,000 previously agreed upon. By November 13, 2006, Sutor Steel had received a business license from the government of the PRC permitting the acquisition of Changshu Huaye and Jiangsu Cold-Rolled, and on November 13, 2006, Sutor Steel acquired all of the outstanding ownership interest in Changshu Huaye and Jiangsu Cold-Rolled from Shanghai Huaye and Hong Kong Huaye in exchange for cash payments of $21,036,767.

The acquisition of Changshu Huaye and Jiangsu Cold-Rolled by Sutor Steel was the transfer of net assets in exchange for common stock between entities under common control and the assets and liabilities transferred remained at their historical carrying amounts at the date of transfer. The reorganization of Changshu Huaye and Jiangsu Cold-Rolled into Sutor Steel was accounted for as a recapitalization of Changshu Huaye and Jiangsu Cold-Rolled in a manner similar to a stock split and the accompanying consolidated financial statements have been restated to reflect the 50,000 shares of common stock issued to the Principal Shareholders as outstanding for all periods presented (before the recapitalization described below). The $21,059,950 received from the Principal Shareholders and the $21,036,767 cash payments made to Shanghai Huaye and Hong Kong Huaye were recognized as capital contributions and capital distributions, respectively, on the date they occurred.

On November 7, 2006, Bronze Marketing, Inc., a Nevada corporation, (“Bronze”) entered into an assignment agreement with BTHC III, Inc., an unrelated third-party, Sutor Steel and the Sutor Steel’s shareholders (the Principal Shareholders), whereby Bronze assumed all rights and obligations of BTHC III, Inc. pursuant to a Share Exchange Agreement dated September 7, 2006. On February 1, 2007, the Share Exchange Agreement, as amended, (the “Exchange Agreement”) was consummated and Bronze acquired 100% of the equity interest of Sutor Steel from the Principal Shareholders in exchange for the issuance of 323,380.50 shares of Series B voting convertible preferred stock (the “Series B Preferred Stock”) and the Principal Shareholders received a majority of the voting equity interests of Bronze. The reorganization of Sutor Steel into Bronze under the Exchange Agreement was accounted for as the recapitalization of Sutor Steel at historical cost. The accompanying consolidated financial statements have been restated on a retroactive basis to reflect the 323,380.50 shares of Series B Preferred Stock issued to the Principal Shareholders as outstanding for all periods presented.

On January 31, 2007, a majority of the Bronze shareholders approved an amendment to the Bronze articles of incorporation to change its name to Sutor Technology Group Limited and to increase the authorized common stock from 100,000,000 shares to 500,000,000 shares. The amendment to the articles of incorporation became effective on March 6, 2007.

References herein to the “Company” or “Sutor Steel” refer both to Sutor Steel Technology Co., Ltd., a private company, and its subsidiaries for the periods prior to February 1, 2007, and to Sutor Technology Group Limited (formerly Bronze Marketing, Inc.), a public company, and its subsidiaries for the periods following February 1, 2007.  References to “Bronze” refer solely to the corporate entity for the periods prior to February 1, 2007.

6

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

Nature of Operations - The operations of Changshu Huaye are located in the PRC. Changshu Huaye manufactures hot-dip galvanized steel and pre-plated galvanized steel. In addition, Changshu Huaye owns a 90% interest in a consolidated subsidiary, Changshu Dongbang Sewage Disposal Co., Ltd. which is also located in the PRC. As of June 30, 2006 approximately 94% of Changshu Huaye revenue is derived from sales within the PRC. A significant portion of the purchases and revenues of Changshu Huaye consist of transactions between Shanghai Huaye and its subsidiaries.

The operations of Jiangsu Cold-Rolled are also located in the PRC. To date, Jiangsu Cold-Rolled has not had significant revenue. Jiangsu Cold-Rolled operates several production lines that refine into products such as cold-rolled steel, galvanized steel and acid pickled steel through the use of various high-technology machines.

Interim Unaudited Financial Statements - The accompanying unaudited consolidated financial statements of the Company and its subsidiaries at March 31, 2007 and for the nine months ended March 31, 2007 and 2006 reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary to present fairly the consolidated financial position and results of operations of the Company for the periods presented. Operating results for the nine months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending June 30, 2007.

Restatement of Financial Statements
In June 2007, the Company restated its disclosure and presentation of basic earning per share as if the common stock, instead of preferred stock, was outstanding for all period presented, using the if-converted method for qualified participating securities as described in EITF 03-6, during each period presented when the qualifed participating securities are dilutive. Also, the Company has revalued Series A Preferred Stock issued for consulting services. The effects of the restatements were as follows:

	As Previously Reported	Effect of Restatement	As Restated

For the Nine Months Ended March 31, 2007
Basic Earnings (Loss) per Common Share	$0.43	$(0.09)	$0.34

General and administrative expenses	$3,229,242	$464,733	$3,693,975
Additional paid in capital	$36,705,431	$464,733	$37,170,164

For the Nine Months Ended March 31, 2006
Basic Earnings (Loss) per Common Share	$-	$0.26	$0.26

For the year ended June 30, 2006
Basic Earnings (Loss) per Common Share	$-	$0.39	$0.39

For the year ended June 30, 2005
Basic Earnings (Loss) per Common Share	$-	$0.86	$0.86

For the year ended June 30, 2004
Basic Earnings (Loss) per Common Share	$-	$(0.03)	$(0.03)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Functional Currency and Translating Financial Statements - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”); however, the accompanying consolidated financial statements have been expressed in United States Dollars (“USD”). The accompanying consolidated balance sheets have been translated into USD at the exchange rates prevailing at each balance sheet date. The accompanying consolidated statements of operations and cash flows have been translated using the weighted-average exchange rates prevailing during the periods of each statement. Transactions in the Company’s equity securities have been recorded at the exchange rate existing at the time of the transaction.

7

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

Principles of Consolidation - The operations of Changshu Huaye and Jiangsu Cold-Rolled have been included in the accompanying consolidated financial statements for all periods presented. The accounts and transactions of Sutor Steel Technology Co., Ltd. have been included from its formation on August 15, 2006. The accounts and transactions of Sutor Technology Group Limited have been included from February 1, 2007. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting Estimates - The preparation of financial statements in conformity with Generally Accepted Accounting Principals in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term certificates of deposit with original maturities of three months or less.

Restricted Cash - The Company has entered into agreements to pay suppliers, which require the Company to maintain secured cash balances. These secured cash balances are presented in the consolidated balance sheets as restricted cash.

Fair Values of Financial Instruments - The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, advances to suppliers, notes receivable, receivable from related parties, accounts payable, short-term notes payable, other payables and accrued expenses, advances from customers, long- term debt, and amounts due to related parties approximate fair value because of the immediate or short-term maturity of these financial instruments.

Credit Risk - The carrying amounts of trade accounts receivable and other non-trade receivables included in the consolidated balance sheets represent the Company’s exposure to credit risk in relation to its financial assets. The Company performs ongoing credit evaluations of each customer’s financial condition. The Company maintains allowances for doubtful accounts and such allowances in the aggregate did not exceeded management’s estimations.

Trade Accounts, Other Receivables and Allowance for Doubtful Accounts - Trade accounts receivables and other receivables are carried at original invoiced amounts less an allowance for doubtful accounts. Other receivables consist of amounts advanced to suppliers, but subsequently not used, resulting in a receivable.

Inventory - Inventories are valued at the lower of cost or market, with cost computed on a first-in-first-out basis.

Valuation of Long-lived Assets - The carrying values of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, the Company projects the undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections were to indicate that the carrying value of the long-lived asset will not be recovered, the carrying value is reduced by the estimated excess of the carrying value over the projected discounted cash flows.

Property and Equipment - Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight line basis over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are recognized in income. Interest is capitalized on significant construction projects.

8

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

Intangible Assets - Acquisition costs of land use rights are capitalized and amortized using the straight-line method over their estimated useful lives.

Advances to Suppliers and from Customers - The Company, as is common practice in the PRC, will often make advance payments to its suppliers for materials, or receive advance payments from its customers. The Company had advances to suppliers of $37,468,818, $10,940,577 and $10,917,155 as of March 31, 2007, June 30, 2006 and 2005, respectively. The Company also had advances from its customers in the amount of $7,727,105, $7,534,159 and $315,935 as of March 31, 2007, June 30, 2006 and 2005, respectively.

Registration Payment Arrangements - On January 1, 2007, the Company adopted FASB Staff Position ("FSP") EITF 00-19-2, Accounting for Registration Payment Arrangements ("FSP 00-19-2"). Under FSP 00-19-2 and Statement of Financial Accounting Standards No. 5, Accounting for Contingencies ("SFAS 5"). A registration payment arrangement is an arrangement where (a) the Company endeavors to file a registration statement for certain securities with the SEC and have the registration statement declared effective within a certain time period; and/or (b) the Company will endeavor to keep a registration statement effective for a specified period of time; and (c) transfer of consideration is required if the Company fails to meet those requirements. When the Company issues an instrument with these registration payment requirements, the Company estimates the amount of consideration that is likely to be paid out under the agreement and offsets the amount of the liability against the proceeds of the instrument issued. The estimate is evaluated at the end of each reporting period, with any changes recorded as a registration penalty in the statements of operations. The effect of implementing this FSP has not had a material effect on the financial statements.

Revenue Recognition - The Company recognizes revenues from the sale of products when they are realized and earned. The Company considers revenue realized or realizable and earned when (1) it has persuasive evidence of an arrangement, (2) delivery has occurred, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. Revenues are not recognized until products have been shipped to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in client acceptance provisions have been satisfied.

As discussed in Note 7, the Company sells product to affiliates, who in turn sell the product to various other third party customers. The price, terms and conditions on the sales to affiliates are the same as those to third parties. Revenue is considered realized or realizable and earned when the affiliates ship the product to third party customers. A fee of 0.5% of the sale is paid to the affiliate for handling the product. These handling fees have been classified as selling expenses in the statement of operations.

Cost of Revenue - Cost of products sold includes wages, materials, handling charges, and other expenses associated with the manufacture and delivery of product.

Shipping and Handling Costs - Shipping and handling costs are billed to customers and are recorded as revenue and the associated costs are included in cost of revenues.

Retirement Benefit Plans - Full time employees of subsidiaries of the Company participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries of the company make contributions to the government for these benefits based on a certain percentages of employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $53,607 and $27,727 for nine months ended March 31, 2007 and 2006, respectively; and $114,211, $83,194, and $2,253 for the years ended June 30, 2006, 2005 and 2004, respectively.

Basic and Diluted Earnings per Common Share - The computation of basic earnings (loss) per common share is based on income (loss) divided by the weighted-average number of common shares outstanding after giving effect of using the if-converted method for qualified participating securities, as described in EITF 03-6, during each period presented where the qualified participating securities are dilutive. Diluted earnings (loss) per common share are calculated by dividing income (loss) assuming dilution by the weighted-average number of common shares and potential shares of common stock issuable upon conversion of non-participating potentially issuable shares. The Company does not have any non-participating potentially dilutive securities. The calculations of basic and diluted income (loss) per share were as follows:

9

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)
	For the Nine Months Ended Ended March 31,		For the Years Ended June 30,
	2007	2006	2006	2005	2004
Net income (loss)	$11,382,562	$7,478,402	$11,528,200	$15,683,353	$(474,713)
Weighted-average common shares
outstanding	3,067,238	-	-	-	-
Effect of participating convertible Series A and
Series B Preferred Stock	33,485,581	29,026,250	29,373,303	18,310,093	15,599,750
Weighted-Average Basic and Dilutive Common Shares
Outstanding	33,485,581	29,026,250	29,373,303	18,310,093	15,599,750
Basic and Diluted Earnings (Loss) per Common Share	$0.34	$0.26	$0.39	$0.86	$(0.03)

Accumulated Other Comprehensive Income - Accumulated other comprehensive income presented in the accompanying consolidated financial statements consists of foreign currency translation adjustments.

Recent Accounting Pronouncements - In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and related interpretations. SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to recognition as liabilities. SFAS 155 eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company for all financial instruments acquired or issued beginning July 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140 (SFAS 156). SFAS 156 amends SFAS 140 and requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to use either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for the Company as of July 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition classification, interest and penalties, accounting in interim periods, disclosure, and transition. The interpretation is effective for the fiscal years beginning after December 15, 2006. The impact of adoption of this interpretation on the Company’s consolidated financial statements, if any, has not yet been determined.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  SFAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.

10

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”).  Under SFAS 158, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets.  The effective date of the recognition and disclosure provisions for calendar-year public companies is for calendar years ending after December 15, 2006.  The Company is currently evaluating the impact of this new standard but it is not expected to have a significant effect on the consolidated financial statements for the year ending June 30, 2007.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (“SFAS 159”). This pronouncement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and to recognize the resulting gains and losses in the results of operations. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The impact of adopting SFAS 159 on the Company’s consolidated financial statements, if any, has not yet been determined.

NOTE 3 - INVENTORY

Inventory consisted of the following:

	March 31,	June 30,
	2007	2006	2005
Raw materials	$14,869,895	$9,374,924	$11,398,202
Finished goods	3,950,585	3,371,460	5,048,858
Total Inventory	$18,820,480	$12,746,384	$16,447,060

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment includes value added tax paid. Foreign invested enterprises and foreign enterprises doing business in the PRC are generally able to receive a refund of the value added tax paid on property and equipment purchased and manufactured within the PRC. The Company recognizes refunds of value added tax as a reduction of property and equipment when the refunds are collected. The refunds are a long-term asset as it can take up to three years to collect them from the PRC government.

Property and equipment consisted of the following:

	March 31,	June 30,
	2007	2006	2005
Buildings and plant	$10,532,737	$10,139,419	$8,803,761
Machinery	17,500,180	13,425,924	13,078,329
Office and other equipment	542,691	755,622	489,032
Vehicles	131,886	139,784	299,582
Construction in process	21,576,200	18,594,806	627,236
Total	50,283,694	43,055,555	23,297,940
Less Accumulated depreciation	(5,381,625)	(3,818,209)	(1,974,199)
Net property, plant and equipment	$44,902,069	$39,237,346	$21,323,741

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, as follows:

11

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

Life
Buildings and plant	20 years
Machine	10 years
Office and other equipment	5 years
Vehicles	5 years

Depreciation expense for the nine months ended March 31, 2007 and 2006 was $1,559,698 and $1,417,092, respectively. Depreciation expense for the years ended June 30, 2006, 2005 and 2004, was $1,777,788, $1,655,692 and $317,195, respectively.

NOTE 5 - INTANGIBLE ASSETS

The Company’s intangible assets consist of several land use rights, which are amortized over the 50-year life of those rights. Amortization expense for the nine months ended March 31, 2007 and 2006 was $45,156 and $37,372, respectively. Amortization expense for the years ended June 30, 2006, 2005, and 2004, was $58,939, $44,322 and $21,747, respectively. Intangible information by segment is presented below:

	Steel Coating	Cold Rolled
As of March 31, 2007	and Plating	Steel Production	Total
Gross Carrying Amount	$1,908,791	$1,220,266	$3,129,057
Accumulated Amortization	(131,974)	(49,740)	$(181,714)
	$1,776,817	$1,170,526	$2,947,343

As of June 30, 2006	Steel Coating and Plating	Cold Rolled Steel Production	Total
Gross Carrying Amount	$1,970,394	$860,986	$2,831,380
Accumulated Amortization	(97,299)	(27,709)	(125,008)
	$1,873,095	$833,277	$2,706,372

As of June 30, 2005	Steel Coating and Plating	Cold Rolled Steel Production	Total
Gross Carrying Amount	$1,903,807	$831,891	$2,735,698
Accumulated Amortization	(55,935)	(10,135)	(66,070)
	$1,847,872	$821,756	$2,669,628

The following schedule sets forth the estimated amortization expense for the periods presented:

Estimated Amortization Expense
For the three months ending June 30, 2007	$15,645
For the year ending June 30, 2008	62,581
For the year ending June 30, 2009	62,581
For the year ending June 30, 2010	62,581
For the year ending June 30, 2011	62,581
12

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

NOTE 6 - NOTES PAYABLE

The following schedule sets forth the Company’s short-term notes payable as of the dates presented:
	March 31,	June 30,
	2007	2006	2005
Short-term notes payable to suppliers, no interest rate, various
maturity dates, secured by cash deposits, guaranteed by related parties	$7,094,736	$13,275,038	$4,440,959
Note payable to bank at 4.8825% interest, secured by related parties	-	2,497,980	-
Note payable to bank at 6.435% interest, secured by inventory	3,875,493	3,746,970	-
Secured loan at 4.6581%	-	-	2,596,862
Note payable to bank at interest rates ranging from 4.2% to 4.65%,
secured by buildings	2,583,662	4,995,960	4,827,128
Note payable to bank at 4.6463% interest, guaranteed by related party	-	-	2,413,564
Note payable to bank at 4.65% interest, guaranteed by related party	-	-	2,413,564
Note payable to bank at 6.44% interest, secured by related party	2,583,662	-	-
Note payable at 6.48% interest, secured by related party	-	-	-
Note payable at 6.23% interest, secured by related party	1,033,465	-	-
Note payable at 7.25% interest, secured by related party	1,550,198	-	-
Note payable at 5.10% interest, secured by buildings	2,583,662	-	-
Note payable at 6.21% interest, secured by inventory	1,291,832	-	-
Note payable at 5.58% interest, secured by inventory	749,262	-	-
Note payable at 5.67% interest, secured by inventory	723,425	-	-
Note payable at 6.70% interest, secured by related party	2,583,662	-	-
Total Short-term Notes	$26,653,059	$24,515,948	$16,692,077

The following schedule sets forth the Company’s long-term notes payable as of the dates presented:

	March 31,	June 30,
	2007	2006	2005
Long-term note payable to a bank, interest at 4.575%, matures
November 2005, secured by related party	$-	$-	$6,033,911
Long-term note payable to a bank, interest at 4.575%, matures
December 2006, secured by related party	-	2,497,980	2,413,564
Total long-term debt	-	2,497,980	8,447,475
Less: current portion of long-term debt	-	(2,497,980)	(6,033,911)
Long-term debt	$-	$-	$2,413,564

NOTE 7 - RELATED PARTIES

The Company sells to and buys from various companies who are owned or controlled by the Principal Shareholders. These other companies are composed of 20 former sister companies with which the Company conducts significant transactions. Revenues and costs related to these transactions are shown separately in the accompanying Consolidated Statements of Operations. Costs of revenue associated with purchases from related parties for the nine months ended March 31, 2007 and 2006 were $120,590,904 and $76,647,859, respectively (unaudited). For the years ended June 30, 2006, 2005, and 2004, costs of revenue associated with purchases from related parties were, $117,436,244, $144,500,776 and $10,041,090, respectively.

Receivables from, sales to, payables from advanced sales deposits and payables from purchases from related parties have been netted due to the right of offset. At March 31, 2007 the net amounts due to related parties were $15,495,334. At June 30, 2006 and June 30, 2005, the net amounts due to related parties were $12,522,684 and $1,896,733, respectively. The amounts charged for products to the Company by the related parties are under the same pricing, terms and conditions as those charged to third parties, and are due upon receipt. Amounts receivable from related parties are also due upon delivery.

13

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

NOTE 8 - INCOME TAXES

Foreign invested enterprises and foreign enterprises doing business in the PRC are generally subject to national enterprise income tax at a rate of 30% and a local income tax at a rate of 3%. However, because the operations of the Company are conducted in a special region of the PRC, the Company has a reduced tax rate of 24%. As approved by local tax authority in the PRC, Changshu Huaye and Jiangsu Cold-Rolled were granted a “tax holiday” that allows them to be exempt from both the national and local income taxes for the first two profitable years followed by a 50% tax exemption in the next three years. Changshu Huaye’s operations produced net income in 2004, and was exempt form the PRC tax in both 2004 and 2005, but is subject to an income tax rate of 12% commencing January 1, 2006 through December 31, 2008. During the nine months ended March 31, 2007, Jiangsu Cold-Rolled’s operations produced net income and will be exempt from the PRC tax through December 31, 2007. Commencing January 1, 2008 through December 31, 2010, Jiangsu Cold-Rolled will be subject to an income tax rate of 12%.

Taxes payable are a component of other payables and accrued expenses in the accompanying Consolidated Balance Sheets and consisted of:

	March 31,	June 30,
	2007	2006	2005
Value added tax	$146,022	$195,631	$116,014
Income tax	693,325	708,752	294
Surtax, insurance, other	93,719	149,061	62,376
Total Taxes	$933,066	$1,053,444	$178,684

Following is a reconciliation of income taxes calculated at the federal and local statutory rates (30% and 3%, respectively) to actual income tax expense:

	For the Nine Months Ended March 31,		For the Years Ended June 30,
	2007	2006	2006	2005	2004
Income tax calculated at statutory federal and
local rates of 30% and 3%, respectively	$4,553,263	$423,052	$4,079,667	$5,174,773	$(156,655)
Effect of favorable rate	(1,149,007)	(112,586)	(1,037,538)	(1,411,302)	42,724
Effect of tax holiday	(1,702,128)	(153,837)	(2,183,189)	(3,763,471)	113,931
Provision for income taxes	$1,702,128	$156,629	$858,940	$-	$-

The income tax payable consists entirely of taxes currently payable as the Company has no material deferred tax assets or liabilities. If the Company had not been granted a “tax holiday” during the nine months ended March 31, 2007 and 2006 (unaudited), the provision for income taxes would have been $3,404,256 and $310,466, respectively, and the years ended June 30, 2006, 2005, and 2004, the provision for (benefit from) income taxes would have been, $3,042,129, $3,763,471 and $(113,931), respectively. Net income after income tax for the nine months ended March 31, 2007 and 2006 (unaudited) would have been $9,680,434 and $7,324,565, respectively, and for the years ended June 30, 2006, 2005, and 2004, net income (loss) after income tax would have been $9,345,011, $11,919,882, and $(360,782), respectively. Diluted earnings per common share for the nine months ended March 31, 2007 and 2006 (unaudited), would have been $0.29 and $0.25, respectively, and for the years ended June 30, 2006, 2005, and 2004 diluted earnings (loss) per common share would have been $0.32, $0.65, and $(0.01), respectively. There were no temporary differences.

14

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Economic environment - Since most of the Company’s operations are conducted in the PRC, the Company is subject to special considerations and significant risks. These risks include, among others, the political, economic and legal environments and foreign currency exchange rates. The Company’s results from operations may, among other things, be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to: laws and regulations, anti-inflationary measures, currency conversions and remittances abroad, and rates and methods of taxation.

Foreign currency remittance - The Company’s revenue is either earned in the PRC or remitted to banks within the PRC and is denominated in the PRC’s currency of RMB. The transfer of currencies outside of the PRC must be converted into other currencies. Both the conversion of RMB into foreign currencies and the remittance of those currencies outside the PRC require approval of the PRC government.

Leases and other obligations - The Company has not entered into any lease arrangements with respect to any of its assets, nor does it have any off balance sheet financial arrangements.

Guarantees - As of March 31, 2007 (unaudited), June 30, 2006 and 2005 the Company had guaranteed the debt of related parties in the amounts of $0, $18,680,892 and $1,206,782, respectively.

NOTE 10 - STOCKHOLDERS’ EQUITY

Common Stock - On March 6, 2007, the Company’s authorized shares of common stock were increased from 100,000,000 to 500,000,000 shares with a par value of $0.001 per share and the Company effected a 1-for-10 reverse stock split. The accompanying consolidated financial statements have been retroactively restated for all periods presented for the effects of the reverse stock split.

Preferred Stock - On February 3, 2006, the articles of incorporation were amended to authorize 1,000,000 shares of preferred stock with a par value of $0.001 per share. The Company may issue the preferred stock in one or more series with such rights, preferences and designations as determined by its Board of Directors. On November 3, 2006, and amended on January 24, and January 25, 2007, the Board of Directors designated 185,000 shares of Series A voting convertible preferred stock and 500,000 shares of Series B voting convertible preferred stock. There are 315,000 shares of preferred stock that remain undesignated.

Series A Voting Convertible Preferred Stock - The shares of Series A Preferred Stock ranked equal to all outstanding shares of common stock with respect to rights on liquidation, dissolution and winding up and are treated as though the shares of Series A Preferred Stock had been converted into common stock. Shares of Series A Preferred Stock were not entitled to any preferential dividends but were treated as though the shares of Series A Preferred Stock had been converted into common stock and shared equally in any dividend granted to shareholders of common stock, unless the holders of Series A Preferred Stock waived such rights in writing. The holders of Series A Preferred Stock were entitled to 9.8 votes per share and voted together with the common shareholders as one class on all matters submitted to a vote of common stockholders of the Company. The Series A Preferred Stock was convertible into common stock on the basis of one share of Series A Preferred Stock for 9.8 shares of common stock.

On January 8, 2007, the Company entered into a consulting agreement through Bronze with three parties for the purpose of obtaining assistance in completing the obligations assumed in the Exchange Agreement described in Note 1, and in consideration for those services, the Company issued 20,122 shares of Series A Preferred Stock to the three parties, which shares were valued at $528,077, or $26.24 per share, based on the equivalent value the Company received in net proceeds on February 1, 2007 as described below. The related consulting expense was recognized upon issuance and was charged to general and administrative expense.

15

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

As further described in Note 1, Sutor Steel consummated a share exchange agreement with Bronze Marketing, Inc. on February 1, 2007. As of February 1, 2007, Bronze had no assets, liabilities or operations. Bronze had 155,122 shares of Series A Preferred Stock outstanding (including the 20,122 shares described in the preceding paragraph) and 150,000 shares of common stock outstanding, and was a shell corporation. The reverse acquisition of Bronze was recognized by Sutor Steel as the constructive issuance of 135,000 shares of Series A Preferred Stock and 150,000 shares of common stock that remained outstanding for no consideration. Since there were no proceeds received from the constructive issuance of the Series A Preferred Stock, no value was assigned to the beneficial conversion option received by the Series A Preferred Stock stockholders.

On March 9, 2007, the 155,122 shares of Series A Preferred Stock outstanding were converted into 1,520,196 shares of common stock on the basis of 9.8 shares of common stock for one share of Series A Preferred Stock.

Series B Voting Convertible Preferred Stock - Shares of Series B Preferred Stock were entitled to vote on an as-converted basis along with the common stock on all matters presented to a vote of the security holders. Shares of Series B Preferred Stock had anti-dilution protection in the event of any restructuring of the Company. Upon liquidation of the net assets of the Company, each share of Series B Preferred Stock was entitled to receive an amount equal to the stated value per share of the Series B Preferred Stock, subject to any adjustments in the stated value, outstanding prior to any distribution or payment to holders of any junior securities. With respect to rights on liquidation, dissolution and winding up, the shares of Series B Preferred Stock ranked equal to all outstanding shares of common stock. Holders of Series B Preferred Stock were not entitled to any preferential dividends but the shares were treated as though they had been converted into common stock and shared equally in any dividend granted to shareholders of common stock. Each share of Series B Preferred Stock was convertible into 100 shares of common stock.

On February 1, 2007, the Company issued 39,473.56 shares of Series B Preferred Stock in a private placement offering for $10,570,762 of cash, net of $720,000 of commissions and other costs of approximately $709,238. In connection with the private placement offering, a Principal Shareholder delivered 39,473.68 shares of Series B voting convertible preferred stock into an escrow pursuant to the terms of a Make Good Agreement. Upon conversion, as described below, the Series B Preferred Stock held in the escrow was exchanged for 3,947,368 shares of common stock. Under the terms of the Make Good Agreement, the escrow agent will release a portion of the escrowed shares to the investors under the private placement offering if the Company’s net income is not at least $18,900,000 and $23,500,000 for the years ending June 30, 2007 and 2008, respectively. The number of shares to be released at each year end is computed as 50 percent of the escrowed shares times the ratio of the deficiency in net income divided by the required net income. In accordance with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” the private placement investors received a contingent beneficial conversion option that will require the Company to record (upon each release of shares from the escrow) a dividend to the private placement investors of $3.04 per share of common stock released.

As part of the offering, the Company entered into a registration rights agreement in which it was required to file a registration statement covering the underlying shares within 5 days of the stockholders’ approval of the filing and have the registration statement declared effective within 150 days of the stockholder’s approval. The registration rights agreement does not require the Company to transfer consideration upon failure to perform. Therefore, no liability has been recognized under FSP EITF 00-19-2 as there is no registration payment arrangement.

On March 9, 2007, all of the 362,854.06 shares of Series B Preferred Stock that were outstanding were converted on a 100-for-1 basis into 36,285,406 shares of common stock.

Statutory Reserves - According to the articles of association of Changshu Huaye and Jiangsu Cold-Rolled, the Company is required to transfer a certain portion of its net profits, as determined under PRC accounting regulations, from net income to both the surplus reserve fund and the public welfare fund.

NOTE 11 - SEGMENT INFORMATION

16

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

The Company has two reportable segments represented by its two subsidiaries Changshu Huaye and Jiangsu Cold-Rolled, as described in Note 1. Changshu Dongbang Sewage Disposal Co., Ltd. has been included with Changshu Huaye as its operations are insignificant and do not meet any of the quantitative thresholds for discrete presentation.

Factors Management Used to Identify the Enterprise’s Reportable Segments - The Company’s reportable segments are business units that offer different products and are managed separately and require reporting to the various regulatory jurisdictions. Changshu Huaye mainly produces HDG products and PPGI products, while Cold-Rolled offers cold-rolled steel strips and acid picking products.

Certain segment information is presented below:
For the nine months ended March 31, 2007	Steel Coating and Plating	Cold Rolled Steel Production	Inter-Segment and Reconciling Items	Total
Revenue	$192,694,913	$28,581,393	$(9,984,293)	$211,292,013
Total operating expenses	3,753,735	378,507	1,217,239	5,349,481
Interest income	526,215	2,851	18,497	547,563
Interest expense	915,080	-	-	915,080
Depreciation and amortization expense	1,349,496	255,088	-	1,604,584
Capital expenditures	1,539,341	4,252,563	-	5,791,904
Provision for income taxes	1,702,128	-	-	1,702,128
Net income (loss)	12,645,284	132,770	(1,395,492)	11,382,562
Total assets	135,519,735	1,059,131	(3,324,045)	133,254,821

For the nine months ended March 31, 2006	Changshu Huaye	Jiangsu Cold-Rolled	Inter-Segment and Reconciling Items	Total
Revenue	$125,558,963	$7,802	$-	$125,566,765
Total operating expenses	1,786,647	200,273	-	1,986,920
Interest income	363,400	1,305	-	364,704
Interest expense	723,063	-	-	732,063
Depreciation and amortization expense	1,445,953	8,511	-	1,454,464
Capital expenditures	1,554,972	10,353,908	-	11,908,880
Net income (loss)	7,615,413	(137,011)	-	7,478,402
Total assets	78,659,981	16,393,149	(2,893,139)	92,159,991

At June 30, 2006 and for the year then ended	Changshu Huaye	Jiangsu Cold-Rolled	Inter-Segment and Reconciling Items	Total
Revenue	$190,594,339	$-	$-	$190,594,339
Cost of revenue	174,656,585	-	-	174,656,585
Gross Profit	15,937,754	-	-	15,937,754
Selling expense	1,254,613	-	-	1,254,613
General and administrative expense	1,682,570	211,882	-	1,894,452
Interest revenue	467,443	-	-	467,443
Interest expense	920,003	3,668	-	923,671
Depreciation and amortization expense	1,809,275	27,452	-	1,836,727
Provision for income taxes	858,940	-	-	858,940
Net income (loss)	11,743,752	(215,552)	-	11,528,200
Capital expenditures	975,661	17,988,117	-	18,963,778
Total assets	85,264,844	19,699,443	-	104,964,287

17

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

At June 30, 2005 and for the year then ended	Changshu Huaye	Jiangsu Cold-Rolled	Inter-Segment and Reconciling Items	Total
Revenue	$165,382,529	$-	$-	$165,382,529
Total operating expenses	1,927,219	60,113	-	1,987,332
Interest revenue	131,975	1,875	-	133,850
Interest expense	993,192	-	-	993,192
Depreciation and amortization expense	1,689,880	10,134	-	1,700,014
Net income (loss)	15,741,591	(58,238)	-	15,683,353
Capital expenditures	2,966,602	403,764	-	3,370,366
Total assets	66,335,906	8,250,462	-	74,586,368

At June 30, 2004 and for the year then ended	Changshu Huaye	Jiangsu Cold-Rolled	Inter-Segment and Reconciling Items	Total
Revenue	$10,547,226	$-	$-	$10,547,226
Total operating expenses	618,234	11,995	-	630,229
Interest revenue	18,676	1,500	-	20,176
Interest expense	373,734	1,597	-	375,331
Depreciation and amortization expense	338,942	-	-	338,942
Net loss	(462,624)	(12,090)	-	(474,713)
Capital expenditures	19,869,099	-	-	19,869,099
Total assets	46,557,739	4,368,255		50,925,994

NOTE 12 - GEOGRAPHIC INFORMATION

Changshu Huaye derives a portion of its revenue from sources outside of the PRC. The following schedule summarizes the sources of the Company’s revenue by geographic regions for the nine months ended March 31, 2007 and 2006, and for the years ended June 30, 2006, 2005, and 2004:

	For the Nine Months Ended March 31,		June 30,
Geographic Area	2007	2006	2006	2005	2004
People's Republic of China	$188,604,105	$125,566,765	$182,796,152	$165,359,047	$10,547,226
Hong Kong	20,619,578	-	7,422,731	-	-
Other Countries	2,068,330	-	375,456	23,482	-
Total	$211,292,013	$125,566,765	$190,594,339	$165,382,529	$10,547,226

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables are a summary of unaudited quarterly financial information for the three months ended September 30, 2006, December 31, 2006 and March 31, 2007 and for the years ended June 30, 2006 and 2005.

	Three Months Ended
	September 30,	December 31,	March 31,
	2006	2006	2007
Revenues	$61,397,183	$78,610,889	$71,283,941
Operating Income	3,437,274	5,134,447	4,978,618
Net Income	3,032,156	4,464,447	3,885,959
Basic and Diluted Earnings Per Common Share	0.09	0.14	0.11

18

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

	Three Months Ended
	September 30,	December 31,	March 31,	June 30,
	2005	2005	2006	2006
Revenues	$46,068,330	$45,148,232	$34,338,456	$65,039,321
Operating Income	4,095,601	2,988,173	1,672,998	4,031,917
Net Income	3,910,765	2,301,333	1,324,850	3,991,252
Basic and Diluted Earnings Per Common Share	0.14	0.08	0.04	0.13

	Three Months Ended
	September 30,	December 31,	March 31,	June 30,
	2004	2004	2005	2005
Revenues	$34,610,087	$61,505,656	$28,737,025	$40,529,761
Operating Income	5,045,122	7,701,745	3,172,814	624,372
Net Income	4,503,131	7,013,832	2,843,413	1,322,977
Basic and Diluted Earnings Per Common Share	0.26	0.39	0.15	0.06

NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Basis of presentation
For the purpose of presenting parent company only condensed financial information, the basis used in this presentation assumes the reorganization and the change of the reporting entity had taken place for all periods presented. The investment in the consolidated subsidiaries, which occurred on February 1, 2007, is recorded under the equity method of accounting as prescribed in APB opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under PRC laws and regulations, there are restrictions on the Company’s ability to transfer substantially all of its assets out of the PRC, regardless of the form of such transfer (dividends, loans, advances) (See Note 9).

19

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

	March 31,	June 30,
	2007	2006	2005
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$20,212	$-	$-
Total Current Assets	20,212	-	-
Investment in consolidated subsidiary	78,325,717	52,721,355	37,753,341

TOTAL ASSETS	$78,345,929	$52,721,355	$37,753,341

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Note payable	$49,997	$-	$-
Total Current Liabilities	49,997	-	-

Stockholders' Equity
Series A voting convertible preferred stock - $0.001 par value; 185,000 shares
authorized; no shares outstanding	-	-	-
Series B voting convertible preferred stock - $0.001 par value; 500,000 shares authorized; outstanding: no shares at March 31, 2007 (unaudited),
304,182.73 shares at June 30, 2006 and 279,415.53 shares at June 30, 2005	-	24,586,097	22,586,429
Undesignated preferred stock - $0.001 par value; 315,000 shares authorized;
no shares outstanding	-	-	-
Common stock - $0.001 par value; 500,000,000 shares authorized;
outstanding: 37,955,602 shares at March 31, 2007 (unaudited) and no
shares at June 30, 2006 and 2005	37,955	-	-
Additional paid-in capital	37,170,164	-	-
Statutory reserves	7,748,269	5,664,889	3,163,598
Retained earnings	30,337,901	21,038,719	12,011,810
Accumulated other comprehensive income (loss)	3,001,643	1,431,650	(8,496)
Total Stockholders' Equity	78,295,932	52,721,355	37,753,341

TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	$78,345,929	$52,721,355	$37,753,341

20

SUTOR TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of March 31, 2007 and for the Nine Months Ended
March 31, 2007 and 2006 is Unaudited)

	For the Nine Months Ended March 31,		For the Years Ended June 30,
	2007	2006	2006	2005	2004
	(unaudited)	(unaudited)

Income (Loss) from Operations	$(1,198,743)	$-	$-	$-	$-
Equity in profit (loss) of subsidiaries	12,581,305	7,478,402	11,528,200	15,683,353	(474,713)

Net Income (Loss)	$11,382,562	$7,478,402	$11,528,200	$15,683,353	$(474,713)

	For the Nine Months Ended March 31,		For the Years Ended June 30,
	2007	2006	2006	2005	2004
	(unaudited)	(unaudited)

Cash Flows from Operating Activities:
Net income (loss)	$11,382,562	$7,478,402	$11,528,200	$15,683,353	$(474,713)
Stock based compensation	528,077	-	-	-	-
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activitites:
Earnings (loss) of subsidiaries	(12,581,305)	(7,478,402)	(11,528,200)	(15,683,353)	474,713
Net Cash Provided by (Used in) Operating Activities	(670,666)	-	-	-	-

Cash Flows from Investing Activities
Investment in subsidiaries	(9,953,064)	-	-	-	-
Net Cash Used in Investing Activities	(9,953,064)	-	-	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of notes payable	49,997	-	-	-	-
Proceeds from issuance of Series B preferred stock	10,570,762
Cash contributed by shareholders	21,059,950	-	-	-	-
Cash distributed to shareholders	(21,036,767)	-	-	-	-
Net Cash Provided by Financing Activities:	10,643,942	-	-	-	-

Net increase in cash and cash equivalents	20,212	-	-	-	-
Cash at beginning of period	-	-	-	-	-
Cash and Cash Equivalents at End of Period	$20,212	$-	$-	$-	$-

21

SUTOR TECHNOLOGY GROUP LIMITED

5,467,552 shares of common stock

PROSPECTUS

_______ , 2007

Dealer Prospectus delivery obligation

Until 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all these expenses.

Amount to be Paid
SEC Registration Fee	$944
Printing Fees and Expenses	12,500
Legal Fees and Expenses	195,000
Accounting Fees and Expenses	49,000
Blue Sky Fees and Expenses	2,000
Transfer Agent and Registrar Fees	1,500
Consulting Fees	407,500
Miscellaneous	40,794
Total	$709,238

Item 14. Indemnification of Directors and Officers

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Exchange Act may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

 Item 15. Recent Sales of Unregistered Securities

On February 1, 2007, we issued 323,380.5 shares of our Series B Preferred Stock to stockholders of Sutor Steel Technology Co., Ltd., which were converted into 32,338,050 shares of our common stock on March 9, 2007. The total consideration for these shares of our Series B Preferred Stock is 50,000 shares of common stock of Sutor Steel Technology Co., Ltd., which is all the issued and outstanding capital stock of Sutor Steel Technology Co., Ltd. We did not receive any cash consideration in connection with the share exchange. The number of our shares issued to the stockholders of Sutor was determined based on an arms-length negotiation. The issuance of our shares to these individuals was made in reliance upon exemptions from the registration requirements of the Securities Act pursuant to Regulation S thereunder.

On November 3, 2006, we issued 135,000 shares of Series A Preferred Stock to HFI for a consideration of $425,000. On January 9, 2007, we issued 5,000, 5,670, and 9,452 shares of our Series A Preferred Stock to Heritage Management Consultants, Inc., Ye Zong and Jingshi Cai, respectively, in consideration for the consulting services provided by them. All shares of Series A Preferred Stock were converted into 1,520,196 shares of our common stock in aggregate on March 9, 2007. The foregoing transfers were made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

On February 1, 2007, we also completed a private placement pursuant to which we issued and sold to certain investors 39,473.56 shares of our Series B Preferred Stock for $12 million in gross proceeds pursuant to a securities purchase agreement dated February 1, 2007. Such amount of shares of Series B Preferred Stock were subsequently converted into 3,947,356 shares of our common stock on March 9, 2007. The issuance of our shares to these investors was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

In instances described above where we issued securities in reliance upon Regulation D, we relied upon Rule 506 of Regulation D of the Securities Act. These stockholders who received the securities in such instances made representations that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity to ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment. Management made the determination that the investors in instances where we relied on Regulation D are accredited investors (as defined in Regulation D) based upon management’s inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

In instances described above where we indicate that we relied upon Section 4(2) of the Securities Act in issuing securities, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

In instances described above where we indicate that we relied upon Regulation S promulgated under the Securities Act in issuing securities, our reliance was based upon the following factors (a) each subscriber was neither a U.S. person nor acquiring the shares for the account or benefit of any U.S. person, (b) each subscriber agreed not to offer or sell the shares (including any pre-arrangement for a purchase by a U.S. person or other person in the United States) directly or indirectly, in the United States or to any natural person who is a resident of the United States or to any other U.S. person as defined in Regulation S unless registered under the Securities Act and all applicable state laws or an exemption from the registration requirements of the Securities Act and similar state laws is available, (c) each subscriber made his, her or its subscription from the subscriber’s residence or offices at an address outside of the United States and (d) each subscriber or the subscriber’s advisor has such knowledge and experience in financial and business matters that the subscriber is capable of evaluating the merits and risks of, and protecting his interests in connection with an investment in us.

Item 16. Exhibits and Financial Statement Schedules

The following exhibits are included as part of this Form S-1.

Exhibit No.	Description
2.1
Share Exchange Agreement, dated September 3, 2006, among BTHC III, Inc., Sutor Steel Technology Co., Ltd. and its stockholders. [Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on November 8, 2006]

2.2
Amendment No. 1 to Share Exchange Agreement, dated February 1, 2007, among the registrant, Sutor Steel Technology Co., Ltd. and its stockholders. [Incorporated by reference to Exhibit 2.2 to the registrant’s current report on Form 8-K filed on February 2, 2007]

3.1
Articles of Incorporation of the registrant as filed with the Secretary of State of Nevada, as amended to date. [Incorporated by reference to Exhibit 3.1 to the registrant’s quarterly report on Form 10Q-SB filed on November 3, 2006, in commission file number 333-83351]

3.2
Amended and Restated Bylaws of the registrant. [Incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form SB-2 filed on July 21, 1999, in commission file number 333-83351].

4.1	Certificate of Designation of Series B Voting Convertible Preferred Stock. [Incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed on February 2, 2007]

4.2	Form of Registration Rights Agreement, dated February 1, 2007. [Incorporated by reference to Exhibit 4.2 to the registrant’s current report on Form 8-K filed on February 2, 2007]

5	Opinion of Thelen Reid Brown Raysman & Steiner LLP as to the legality of the shares.*

10.1
Assignment Agreement, dated November 7, 2006, by and among the registrant, BTHC III, Inc., Sutor Steel Technology Co., Ltd. and its stockholders. [Incorporated by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K filed on November 8, 2006]

10.2	Form of the Securities Purchase Agreement, dated February 1, 2007. [Incorporated by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.3
Make Good Escrow Agreement, dated February 1, 2007, by and among the registrant, Roth Capital Partners, LLC, Ms. Lifang Chen and Wells Fargo Bank, National Association. [Incorporated by reference to Exhibit 10.3 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.4
Closing Escrow Agreement, dated January 25, 2007, by and among the registrant, Roth Capital Partners, LLC and Thelen Reid Brown Raysman & Steiner LLP. [Incorporated by reference to Exhibit 10.4 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.5
Equity Transfer Agreement, dated August 18, 2006, by and among Shanghai Huaye Iron & Steel Group Co., Ltd., Huaye (Hong Kong) International Group Limited and Sutor Steel Technology Co., Ltd. regarding the acquisition of Changshu Huaye Steel Strip Co., Ltd. [Incorporated by reference to Exhibit 10.6 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.6
Equity Transfer Agreement, dated August 18, 2006, by and among Shanghai Huaye Iron & Steel Group Co., Ltd., Huaye (Hong Kong) International Group Limited and Sutor Steel Technology Co., Ltd. regarding the acquisition of Jiangsu Cold-Rolled Technology Co., Ltd. [Incorporated by reference to Exhibit 10.5 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.7
Procurement Cooperation Frame Agreement, dated December 7, 2006, by and between Changshu Huaye Steel Strip Co., Ltd. and Shanghai Huaye Iron & Steel Group Co., Ltd. [Incorporated by reference to Exhibit 10.7 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.8
Sales Cooperation Frame Agreement, dated December 7, 2006, by and between Changshu Huaye Steel Strip Co., Ltd. and Shanghai Huaye Iron & Steel Group Co., Ltd. [Incorporated by reference to Exhibit 10.8 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.9
Notification Concerning Licensing the Brand Name of “Huaye” to Changshu Huaye Steel Strip Co., Ltd., dated August 15, 2005, from Shanghai Huaye Iron & Steel Group Co., Ltd. to Changshu Huaye Steel Strip Co., Ltd.  [Incorporated by reference to Exhibit 10.9 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.10
Employment Agreement, dated December 26, 2006, by and between Sutor Steel Technology Co., Ltd. and Guoxiang Ni. [Incorporated by reference to Exhibit 10.10 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.11
Employment Agreement, dated December 26, 2006, by and between Sutor Steel Technology Co., Ltd. and Yongfei Jiang. [Incorporated by reference to Exhibit 10.11 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.12
Employment Agreement, dated December 26, 2006, by and between Sutor Steel Technology Co., Ltd. and Liuhua Guo. [Incorporated by reference to Exhibit 10.12 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.13
Consulting Agreement, dated November 1, 2006, by and among Heritage Management Consultants, Inc., Sutor Steel Technology Co., Ltd. and HFG International, Limited. [Incorporated by reference to Exhibit 10.13 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.14
Financial Advisory Agreement, dated July 3, 2006, by and among HFG International, Limited, Changshu Huaye Steel Strip Co., Ltd and Jiangsu Cold-Rolled Technology Co., Ltd.  [Incorporated by reference to Exhibit 10.14 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.15
Consulting Agreement, dated January 8, 2007, by and between the registrant and Heritage Management Consultants, Inc. [Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on January 9, 2007]

10.16
Consulting Agreement, dated January 8, 2007, by and between the registrant and Ye Zong. [Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on January 9, 2007]

10.17
Consulting Agreement, dated January 8, 2007, by and between the registrant and Jingshi Cai. [Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on January 9, 2007]

10.18	Form of Sales Agent Cooperation Agreement.**

10.19	Sales Agent Agreement for “Huaye” PPGI, dated June 12, 2006, between Changshu Huaye Steel Strip Co. Ltd. and Zhengzhou Tianfeng Iron & Steel Trade Company Limited.**

10.20	Sales Agent Agreement for “Huaye” PPGI, dated December 29, 2006, between Changshu Huaye Steel Strip Co. Ltd. and Zhang Jia Gang Rui Yu International Trade Company Limited.**

10.21	Employment Agreement, dated July 10, 2007, by and between Sutor Steel Technology Co., Ltd. and Liuhua Guo.

10.22	Employment Agreement, dated July 10, 2007, by and between Sutor Steel Technology Co., Ltd. and Xun Zhang.

14	Amended and Restated Business Ethics Policy and Code of Conduct. [Incorporated by reference to Exhibit 14 to the registrant’s current report on Form 8-K filed on February 2, 2007]

21	List of subsidiaries of the registrant. [Incorporated by reference to Exhibit 21 to the registrant’s current report on Form 8-K filed on February 2, 2007]

23.1	Consent of Hansen, Barnett & Maxwell, P.C.

23.2	Consent of Thelen Reid Brown Raysman & Steiner LLP, included in exhibit 5.*

24	Power of Attorney (included on the signature page of this registration statement).

* Previously filed with the Registration Statement on Form S-1 on March 20, 2007.

** Previously filed with the Amendment No. 1 to the Registration Statement on Form S-1 filed on June 4, 2007.

Item 17. Undertakings

The undersigned registrant hereby undertakes to:

File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(a) Include any prospectus required by Section 10(a)(3) of the Securities Act, and

(b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

(c) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

For purposes of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Changshu, China, on the 13th day of July, 2007.

SUTOR TECHNOLOGY GROUP LIMITED

By:	/s/ Liuhua Guo
Liuhua Guo
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Liuhua Guo and Yongfei Jiang, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title

/s/ Liuhua Guo Liuhua Guo Date: July 13, 2007	Chief Executive Officer (Principal Executive Officer)

/s/ Yongfei Jiang Yongfei Jiang Date: July 13, 2007	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Lifang Chen Lifang Chen Date: July 13, 2007	Director

EXHIBIT INDEX

Exhibit No.	Description
2.1
Share Exchange Agreement, dated September 3, 2006, among BTHC III, Inc., Sutor Steel Technology Co., Ltd. and its stockholders. [Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on November 8, 2006]

2.2
Amendment No. 1 to Share Exchange Agreement, dated February 1, 2007, among the registrant, Sutor Steel Technology Co., Ltd. and its stockholders. [Incorporated by reference to Exhibit 2.2 to the registrant’s current report on Form 8-K filed on February 2, 2007]

3.1
Articles of Incorporation of the registrant as filed with the Secretary of State of Nevada, as amended to date. [Incorporated by reference to Exhibit 3.1 to the registrant’s quarterly report on Form 10Q-SB filed on November 3, 2006, in commission file number 333-83351]

3.2
Amended and Restated Bylaws of the registrant. [Incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form SB-2 filed on July 21, 1999, in commission file number 333-83351].

4.1	Certificate of Designation of Series B Voting Convertible Preferred Stock. [Incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed on February 2, 2007]

4.2	Form of Registration Rights Agreement, dated February 1, 2007. [Incorporated by reference to Exhibit 4.2 to the registrant’s current report on Form 8-K filed on February 2, 2007]

5	Opinion of Thelen Reid Brown Raysman & Steiner LLP as to the legality of the shares.*

10.1
Assignment Agreement, dated November 7, 2006, by and among the registrant, BTHC III, Inc., Sutor Steel Technology Co., Ltd. and its stockholders. [Incorporated by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K filed on November 8, 2006]

10.2	Form of the Securities Purchase Agreement, dated February 1, 2007. [Incorporated by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.3
Make Good Escrow Agreement, dated February 1, 2007, by and among the registrant, Roth Capital Partners, LLC, Ms. Lifang Chen and Wells Fargo Bank, National Association. [Incorporated by reference to Exhibit 10.3 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.4
Closing Escrow Agreement, dated January 25, 2007, by and among the registrant, Roth Capital Partners, LLC and Thelen Reid Brown Raysman & Steiner LLP. [Incorporated by reference to Exhibit 10.4 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.5
Equity Transfer Agreement, dated August 18, 2006, by and among Shanghai Huaye Iron & Steel Group Co., Ltd., Huaye (Hong Kong) International Group Limited and Sutor Steel Technology Co., Ltd. regarding the acquisition of Changshu Huaye Steel Strip Co., Ltd. [Incorporated by reference to Exhibit 10.6 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.6
Equity Transfer Agreement, dated August 18, 2006, by and among Shanghai Huaye Iron & Steel Group Co., Ltd., Huaye (Hong Kong) International Group Limited and Sutor Steel Technology Co., Ltd. regarding the acquisition of Jiangsu Cold-Rolled Technology Co., Ltd. [Incorporated by reference to Exhibit 10.5 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.7
Procurement Cooperation Frame Agreement, dated December 7, 2006, by and between Changshu Huaye Steel Strip Co., Ltd. and Shanghai Huaye Iron & Steel Group Co., Ltd. [Incorporated by reference to Exhibit 10.7 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.8
Sales Cooperation Frame Agreement, dated December 7, 2006, by and between Changshu Huaye Steel Strip Co., Ltd. and Shanghai Huaye Iron & Steel Group Co., Ltd. [Incorporated by reference to Exhibit 10.8 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.9
Notification Concerning Licensing the Brand Name of “Huaye” to Changshu Huaye Steel Strip Co., Ltd., dated August 15, 2005, from Shanghai Huaye Iron & Steel Group Co., Ltd. to Changshu Huaye Steel Strip Co., Ltd.  [Incorporated by reference to Exhibit 10.9 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.10
Employment Agreement, dated December 26, 2006, by and between Sutor Steel Technology Co., Ltd. and Guoxiang Ni. [Incorporated by reference to Exhibit 10.10 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.11
Employment Agreement, dated December 26, 2006, by and between Sutor Steel Technology Co., Ltd. and Yongfei Jiang. [Incorporated by reference to Exhibit 10.11 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.12
Employment Agreement, dated December 26, 2006, by and between Sutor Steel Technology Co., Ltd. and Liuhua Guo. [Incorporated by reference to Exhibit 10.12 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.13
Consulting Agreement, dated November 1, 2006, by and among Heritage Management Consultants, Inc., Sutor Steel Technology Co., Ltd. and HFG International, Limited. [Incorporated by reference to Exhibit 10.13 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.14
Financial Advisory Agreement, dated July 3, 2006, by and among HFG International, Limited, Changshu Huaye Steel Strip Co., Ltd and Jiangsu Cold-Rolled Technology Co., Ltd.  [Incorporated by reference to Exhibit 10.14 to the registrant’s current report on Form 8-K filed on February 2, 2007]

10.15
Consulting Agreement, dated January 8, 2007, by and between the registrant and Heritage Management Consultants, Inc. [Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on January 9, 2007]

10.16
Consulting Agreement, dated January 8, 2007, by and between the registrant and Ye Zong. [Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on January 9, 2007]

10.17
Consulting Agreement, dated January 8, 2007, by and between the registrant and Jingshi Cai. [Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on January 9, 2007]

10.18	Form of Sales Agent Cooperation Agreement.**

10.19	Sales Agent Agreement for “Huaye” PPGI, dated June 12, 2006, between Changshu Huaye Steel Strip Co. Ltd. and Zhengzhou Tianfeng Iron & Steel Trade Company Limited.**

10.20	Sales Agent Agreement for “Huaye” PPGI, dated December 29, 2006, between Changshu Huaye Steel Strip Co. Ltd. and Zhang Jia Gang Rui Yu International Trade Company Limited.**

10.21	Employment Agreement, dated July 10, 2007, by and between Sutor Steel Technology Co., Ltd. and Liuhua Guo.

10.22	Employment Agreement, dated July 10, 2007, by and between Sutor Steel Technology Co., Ltd. and Xun Zhang.

14	Amended and Restated Business Ethics Policy and Code of Conduct. [Incorporated by reference to Exhibit 14 to the registrant’s current report on Form 8-K filed on February 2, 2007]

21	List of subsidiaries of the registrant. [Incorporated by reference to Exhibit 21 to the registrant’s current report on Form 8-K filed on February 2, 2007]

23.1	Consent of Hansen, Barnett & Maxwell, P.C.

23.2	Consent of Thelen Reid Brown Raysman & Steiner LLP, included in exhibit 5.*

24	Power of Attorney (included on the signature page of this registration statement).

* Previously filed with the Registration Statement on Form S-1 on March 20, 2007.

** Previously filed with the Amendment No. 1 to the Registration Statement on Form S-1 filed on June 4, 2007.